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As filed with the Securities and Exchange Commission on September 15, 2008

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DIRECTV HOLDINGS LLC
DIRECTV FINANCING CO., INC.
(Exact name of registrant as specified in its charter)

DIRECTV Holdings LLC—DELAWARE DIRECTV Financing Co., Inc.—DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	4841 4841 (Primary Standard Industrial Classification Code Number)	25-1902628 59-3772785 (I.R.S. Employer Identification No.)

Larry D. Hunter, Esq.
Executive Vice President,
General Counsel and Secretary
2230 East Imperial Highway
El Segundo, California 90245
(310) 964-5000
Name, address, including zip code, and telephone number, including area code, of registrant's principal executive offices and agent for service)

See Table of Additional Registrants below

Copies to:
Michael E. Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE CHART

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

7 5/8% Senior Notes due 2016	$1,500,000,000	100%	$1,500,000,000	$58,950

Guarantees of 7 5/8% Senior Notes due 2016	—	—	—	—(2)

(1)
Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended.

(2)
The Additional Registrants will guarantee the payment of the 7 5/8% Senior Notes due 2016. Pursuant to Rule 457(n) of the Securities Act, no separate registration fee for the guarantees is payable.

        The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Table of Additional Registrants(1)(2)

Exact Name of Registrant as Specified in Its Charter	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification No.
DIRECTV Customer Services, Inc.	Delaware	95-4738537
DIRECTV, Inc.	California	95-4321465
DIRECTV Enterprises, LLC	Delaware	95-4511942
DIRECTV Home Services, LLC	Delaware	56-2466781
DIRECTV Merchandising, Inc.	Delaware	95-4523782
DIRECTV Operations, LLC	California	95-4511940
DIRECTV Programming Holdings I, Inc.	Delaware	20-2574763
DIRECTV Programming Holdings II, Inc.	Delaware	20-2574821
LABC Productions, LLC	California	20-3162838

(1)
The address and telephone number for each of the Additional Registrants, other than DIRECTV Customer Services, Inc. is 2230 East Imperial Highway, El Segundo, California 90245, (310) 964-5000. The address and telephone number for DIRECTV Customer Services, Inc. is 5800 N. Meeker Avenue, Boise, Idaho 83704, (208) 363-6000.

(2)
The name, address, including zip code, and telephone number, including area code, of agent for service for each of the Additional Registrants is Larry D. Hunter, Esq., c/o DIRECTV Holdings LLC, 2230 East Imperial Highway, El Segundo, California 90245, (310) 964-5000.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2008

PROSPECTUS

$1,500,000,000

DIRECTV Holdings LLC
DIRECTV Financing Co., Inc.

OFFER TO EXCHANGE ALL OUTSTANDING
7.625% Senior Notes due 2016
FOR NEWLY-ISSUED, REGISTERED
7.625% Senior Notes due 2016

We are offering to exchange our outstanding notes described above for the new, registered notes described above. The terms of the new notes are identical in all material respects to the terms of the outstanding notes to be exchanged, except for certain transfer restrictions, registration rights and additional interest payment provisions relating to the outstanding notes. In this document, we refer to our outstanding notes as the "original notes" and our new notes as the "registered notes." Any reference to "notes" in this prospectus refers to the original notes and the registered notes, unless the context requires a different interpretation.

Material Terms of the Exchange Offer

The exchange offer expires at 5:00 p.m., New York City time, on                  , 2008, unless extended.

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  The only conditions to completing the exchange offer are that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission, which we refer to as the SEC or the Commission; no injunction, order or decree shall have been issued that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer; no action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer; all governmental approvals shall have been obtained, which approvals we deem necessary for the consummation of the exchange offer; there shall not have been any material change, or development involving a prospective material change, in our business or financial affairs which, in our reasonable judgment, would materially impair our ability to consummate the exchange offer; and that there shall not have been proposed, adopted or enacted any law, statute, rule or regulation which, in our reasonable judgment, would materially impair our ability to consummate the exchange offer or have a material adverse effect on us if the exchange offer was consummated.

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  All original notes that are validly tendered and not validly withdrawn will be exchanged.

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  Tenders of original notes may be withdrawn at any time prior to the expiration of the exchange offer.

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  We will not receive any cash proceeds from the exchange offer.

Results of the Exchange Offer

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  The registered notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the original notes or registered notes on a national market.

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  All outstanding original notes not tendered will continue to be subject to the restrictions on transfer set forth in the indenture governing the original notes. In general, outstanding original notes may not be offered or sold, unless registered under the Securities Act of 1933, as amended (the "Securities Act"), except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

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  Other than in connection with the exchange offer, we do not plan to register the outstanding original notes under the Securities Act.

        Each broker-dealer that receives registered notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the registered notes. The letters of transmittal state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of registered notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

Consider carefully the "Risk Factors" beginning on page 22 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2008

Table of contents

Where You Can Find More Information	2
Market Data	2
Disclosure Regarding Forward-Looking Statements	3
Prospectus Summary	4
Summary Historical Consolidated Financial and Other Data	19
Risk Factors	22
The Exchange Offer	38
Use of Proceeds	48
Capitalization	49
Selected Historical Consolidated Financial Data	50
Management's Discussion and Analysis of Financial Condition and Results of Operations	54
Business	73
Description of Other Indebtedness	88
Description of the Registered Notes	90
Certain U.S. Federal Income Tax Consequences	125
Plan of Distribution	126
Legal Matters	127
Experts	127
Index to Financial Statements	128

 WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, and other information with the Commission. We also have filed with the Commission a registration statement on Form S-4 under the Securities Act with respect to the registered notes. This prospectus, which is a part of the registration statement, omits certain information included in the registration statement and in its exhibits. For further information relating to us and the notes, we refer you to the registration statement and its exhibits. The descriptions of each contract and document contained in this prospectus are summaries and qualified in their entirety by reference to the copy of that contract or document filed as an exhibit to the registration statement. You may read and copy the registration statement, including its exhibits, at the Commission's Public Reading Room located at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Public Reading Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants like us who file electronically with the Commission.

        You should rely only upon the information provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the dates specified in this prospectus.

MARKET DATA

        In this prospectus, we rely on and refer to information regarding market data obtained from internal surveys, market research, publicly available information and industry publications. Although we believe the information is reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified it.

 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus may contain certain statements that we believe are, or may be considered to be, "forward-looking statements" within the meaning of various provisions of the Securities Act of 1933 and of the Securities Exchange Act of 1934. These forward-looking statements generally can be identified by use of statements that include phrases such as we "believe," "expect," "estimate," "anticipate," "intend," "plan," "foresee," "project" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. All of these forward-looking statements are subject to certain risks and uncertainties, including, without limitation, risk factors discussed in more detail under Risk Factors in this prospectus, which could cause our actual results to differ materially from historical results or from those expressed or implied by the relevant forward-looking statement. We urge you to consider these factors carefully in evaluating forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus and we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances. You should read carefully the section of this prospectus under the heading "Risk Factors" beginning on page 22.

        We own or have rights to use various copyrights, trademarks, service marks and trade names used in our business. These include the United States registered marks DIRECTV®, the Cyclone Design logo, DIRECTV HOME SERVICES®, DIRECTV PLUS® DVR and DIRECTV PLUS® HD-DVR. This prospectus also includes copyrights, trademarks, service marks and trade names of other companies.

 PROSPECTUS SUMMARY

        In this prospectus, "we," "our" and "us" refer to DIRECTV Holdings LLC and its subsidiaries, unless otherwise indicated or the context otherwise requires. We are a wholly-owned subsidiary of The DIRECTV Group, Inc., which we sometimes refer to as "DIRECTV Group" or "Parent." This is only a summary and does not contain all of the information that may be important to you. You should read the entire prospectus, including the section entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes before deciding to participate in the exchange offer.

Our Business

        We are the largest provider of direct-to-home, or DTH, digital television services and the second largest multi-channel video programming distribution, or MVPD, provider in the United States, in each case based on the number of subscribers. We provide our subscribers with access to hundreds of channels of digital-quality video pictures and CD-quality sound programming that are transmitted directly to our subscribers' homes or businesses via high-powered geosynchronous satellites. As of June 30, 2008, we had approximately 17.2 million subscribers. For the fiscal year ended December 31, 2007, we generated revenues of $15.5 billion and had Operating Profit Before Depreciation and Amortization, or OPBDA, of $3.9 billion. We generated revenues of $8.2 billion and had OPBDA of $2.3 billion for the six months ended June 30, 2008.

        We believe we provide one of the most extensive collections of programming available in the MVPD industry. We currently distribute to our subscribers more than 2,000 digital video and audio channels, including over 200 basic entertainment channels consisting of about 85 XM Satellite Radio music channels, over 40 premium movie channels, over 50 regional and specialty sports networks, an aggregate of over 1,500 local channels, over 115 Spanish and other foreign language special interest channels, and over 75 pay-per-view movie and event choices. Although we distribute over 1,500 local channels, a subscriber generally receives only the local channels in the subscriber's home market. Currently we provide local channel coverage to approximately 150 markets, or about 95% of U.S. television households. In addition, we provide high definition, or HD, local channels in 82 markets representing approximately 78% of U.S. TV households, as well as over 130 HD television channels. We expect to extend our advantage of having a leadership position in HD programming in the industry following the expected launch of the DIRECTV 12 satellite in the second half of 2009.

        We also provide premium professional and collegiate sports programming such as the NFL SUNDAY TICKET™ package, which allows subscribers to view the biggest selection of NFL games available each Sunday during the regular season. Under our contract with the NFL, we have exclusive rights to provide this service through 2010, including rights to provide related high-definition, interactive and mobile services.

        To subscribe to the DIRECTV® service, subscribers acquire receiving equipment from us or through one of our national retailers as well as independent satellite television retailers, dealers and certain telephone communications companies. Most set-top receivers provided to new and existing subscribers are leased subsequent to the introduction of our lease program on March 1, 2006.

        The receiving equipment consists of a small receiving satellite dish antenna, a digital set-top receiver and a remote control, which we refer to as a DIRECTV® System. After acquiring and installing a DIRECTV System, subscribers activate our service by calling us and subscribing to one of our programming packages.

Our Key Strengths

        Our business is characterized by the following key strengths:

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  large subscriber base;

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  leading brand name;

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  substantial channel capacity and programming content;

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  high-quality digital picture and sound, including HD programming;

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  strong customer service; and

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  valuable orbital slots and satellite-based technology.

Our Business Strategy

        Our primary goal is to provide subscribers with the best television experience in the United States. Our strategy focuses on offering our subscribers differentiated and exclusive content, attaining leadership in technology and enhancing our sales and marketing, distribution and customer service.

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  Offer differentiated and exclusive content.  To fulfill our goal, we believe we must have the most extensive collection of valuable programming services available. We plan on improving our programming service by expanding our HD programming, creating compelling new programming, launching new interactive services and video-on-demand, or VOD, and expanding our international programming.
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  Expand high-definition programming.  We believe that having the most comprehensive offering of HD programming will provide us with a significant competitive advantage in a market segment that is expected to experience continued rapid growth. We believe we currently have the most extensive national HD programming in our industry. We are currently capable of broadcasting more than 1,500 local and 130 national HD channels. Subscribers receiving local HD channels will generally only receive such channels in their home market. We also expect to launch an additional satellite, DIRECTV 12, in the second half of 2009 to further expand our HD offerings.

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  Offer exclusive content and create compelling new programming.  We offer content which is not offered by other MVPD providers such as NFL SUNDAY TICKET, which allows subscribers to watch up to 14 games each week, most in HD. We have also signed agreements to be the exclusive MVPD provider of NCAA MEGA MARCH MADNESS®. We expect to continue to launch new programming that will differentiate us from the competition. For example, we offer The 101®, a channel dedicated to the broadcast of exclusive content including concert performances by top-rated artists. Also, along with key strategic partners, we launched the Championship Gaming Series™, a new professional video gaming league that uses new technology to take viewers inside the actual game competitions. In 2008, we have launched additional new shows such as Rock & a Hard Place™ and the Supreme Court of Comedy™ and we offer Friday Night Lights before it is available on NBC or by other MVPD providers.

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  Launch enhanced and interactive services.  We believe that enhanced and interactive services play an important role in our subscriber experience. For example, for the NFL SUNDAY TICKET package, we introduced Mix Channels that enable subscribers to view up to eight live games all on one screen as well as interactive services. In 2007, we introduced our exclusive NASCAR HOTPASS™ service, which offers five fully-produced channels allowing fans to follow four different drivers each with multiple camera angles, real-time statistics and team audio communications during NASCAR races. Also in 2007, we introduced new features and services to the MLB Extra Innings™ package such as the Strike Zone Channel™, which moves live from game to game to allow viewers to see all the important action and key match-ups. In 2006, we teamed up with USA Network and the U.S. Tennis Association to provide the first-ever interactive TV coverage of a major U.S. tennis event. In 2008, we teamed up with CBS and ESPN to provide the first interactive, multi-screen coverage of the Masters Golf Tournament at Augusta National Golf Club.

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    Introduce Video-on-Demand services.  We introduced VOD services in June 2008 for subscribers that have the new DIRECTV Plus® DVR and DIRECTV Plus® HD-DVR. The service, named DIRECTV™ On-Demand, has thousands of hours of top programming from the major broadcast and cable networks, as well as movies that can be accessed from a customer's receiver, and programming that will be downloaded through a broadband connection for customers with a DIRECTV Plus HD-DVR.

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    Expand international programming.  We continue to expand our international programming offerings because we believe there is an underserved market for these services in the United States. Currently, we offer over 70 international channels in 16 languages. We believe we have leading programming packages in the following languages: Cantonese, Filipino, Korean, Russian, Spanish and Vietnamese.

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  Technology Leadership.  We believe that technological leadership will be important to our ability to introduce services that are easy to use and subscriber-friendly and also reduce costs. We believe that advancements in technology will drive subscriber demand for enhanced digital video recorders, or DVRs, and HD equipment, VOD, a whole-house entertainment solution, and portable devices.
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  Enhance DVR and HD equipment.  A cornerstone of our strategy is to use set-top receivers that incorporate DVR and HD technology. We continue to introduce features and functionality to improve the customer experience. For example, in 2006 we introduced a new HD-DVR capable of receiving and recording our new MPEG-4 HD signals. This set-top receiver also incorporated interactive and, after a software download, video-on-demand functionality. Additionally, in 2008, we introduced the ability to remotely schedule DVR recordings via the Internet or cell/mobile phone. Also, in 2008, we expect to significantly increase the recording capacity of our HD-DVR. We also plan to introduce HD versions of our interactive applications.

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  Introduce whole-house and portable services.  We believe that it is important for our subscribers to have multiple ways to access our programming throughout the home and on devices other than the television. For example in 2007, we introduced MediaShare, a service that allows subscribers with the DIRECTV Plus HD-DVR to access applications such as pictures, music and home video from their personal computer. Also in 2007, we introduced a portable DIRECTV service called DIRECTV® Sat-Go that enables remote viewing of DIRECTV's programming. In 2008, we plan to add the ability to watch HD television programming on personal computers by accessing content that resides on the customer's HD-DVR. We also expect to introduce a home media center in 2009 that will provide HD and standard-definition DVR functionality throughout the home and allow customers to access stored content, including video, photos and music, seamlessly from any connected television set in a household.

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  Enhance Sales and Marketing, Customer Service, Distribution and Installation.  We intend to continue to grow our subscriber base and reduce churn by enhancing our sales and marketing, improving the credit quality of our subscribers, and improving our customer service, distribution and installation.

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    Enhance sales and marketing.  We expect to continue growing our subscriber base through marketing programs that capitalize on the strength of our brand and extensive programming. In addition, we expect that our expanded national and local HD programming will increase sales from customers purchasing access to this service. We also intend to have a greater emphasis on local advertising and marketing to ensure that our competitive strengths are effectively targeted based on demographics and geography.

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    Reduce churn and high-risk subscribers.  We believe that in order to achieve further reductions in churn, we must continue to improve the overall quality of our subscriber base by implementing additional credit and identification screening policies and reviewing these on an ongoing basis to determine whether future changes are appropriate to help ensure that the quality of our subscriber base continues to improve. We believe another important factor in reducing churn is to continue increasing the penetration levels of customers purchasing HD and DVR services.

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    Improve customer service, distribution and installation.  We expect to attain the gold standard in customer service throughout a customer's lifecycle. We expect to improve customer service, distribution and installation services while improving operational efficiencies. For example, by improving the quality and usage of our web-based customer service capabilities, improving the tools that our customer agents have at their disposal, and simplifying our customer bills. In addition, we are implementing a new work order management system to improve the scheduling and tracking of our installation and service calls. We are also integrating wireless handheld devices into this system so that our install and service technicians can improve the efficiency of their daily work orders in real-time. As part of our strategy to improve customer satisfaction with the installation process, we have recently taken a number of steps to bring a significant portion of our installation and home service network business in-house. These steps included the acquisition of 100% of the stock of one of our significant third-party home installation providers, 180 Connect, Inc.

Certain Relationships and Related-Party Transactions

        Until February 27, 2008, News Corporation and certain of its affiliates were considered to be related parties of our Parent because, until that time, News Corporation, through one of its wholly-owned subsidiaries, owned approximately 41% of the common stock of our Parent. On February 27, 2008, Liberty Media Corporation, or Liberty Media, and News Corporation completed a transaction in which Liberty Media acquired News Corporation's approximately 41% interest in DIRECTV Group. We refer to this acquisition as the Liberty Transaction. On April 3, 2008, Liberty Media announced that it had purchased an additional 78.3 million shares of our Parent's common stock in a private transaction. Currently, Liberty Media owns approximately 50% of our Parent's outstanding common stock. See our Parent's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission, or SEC, on April 21, 2008, or the 2008 Proxy Statement, for further discussion of standstill provisions in our Parent's Amended and Restated Certificate of Incorporation which limit Liberty Media's ability to beneficially own 50% or more of our Parent's voting securities.

        On May 6, 2008, Liberty Media Corporation and two of its wholly-owned subsidiaries (collectively, "Liberty") entered into an agreement, which we refer to as the "Liberty Agreement", with our Parent which imposes certain voting and other limitations on Liberty in connection with our Parent's increase in its share repurchase program to $3 billion. See "Recent developments" below.

        Under the Liberty Agreement, Liberty has agreed to the following (among other things):

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  Liberty will continue to be subject to the provisions of Sections 5 and 6 of Article V of our Parent's Amended and Restated Certificate of Incorporation, which we refer to as the Certificate of Incorporation, as well as other applicable provisions of the Certificate of Incorporation, our

    Parent's Amended and Restated By-laws and our Parent's Related Party Policies and Procedures in effect from time to time, without regard to the increase in Liberty's beneficial ownership in our Parent's common stock as a result of our Parent's share repurchase program.

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  Liberty's voting rights shall be limited to 47.888% and shares owned by it in excess of such maximum percentage will be voted in the same manner as the shares owned by our Parent's stockholders other than Liberty.

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  Liberty may not purchase additional shares of our Parent's common stock to increase its percentage ownership in excess of the maximum percentage referred to above, except in the following circumstances:
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  any member of the Purchaser Group (which, for these purposes, includes Liberty and its subsidiaries, agents and other persons acting in concert with Liberty with respect to our Parent's common stock) commences a tender or exchange offer for all our Parent's outstanding voting securities (at a price at least equal to the market price thereof immediately prior to the earlier of the public announcement or commencement thereof) or enters into an agreement to acquire all of such voting securities pursuant to a merger or other business combination transaction with our Parent;

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  the Purchaser Group acquires shares in a transaction that is approved by an affirmative vote of a majority of our Parent's independent directors; or

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  a person that is not affiliated with any member of the Purchaser Group acquires, or has announced its intention to acquire, 25% or more of our Parent's outstanding voting securities or has announced its intention to effect a merger or other business combination transaction with our Parent as a result of which such party would become the beneficial owner of 25% or more of the outstanding voting securities of the company surviving the merger or business combination, which merger or other business combination has been approved by our Parent's board of directors.

        The Liberty Agreement will terminate if:

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    a majority of our Parent's independent directors so determines;

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    the Purchaser Group acquires 50% or more of our Parent's outstanding voting securities in a tender or exchange offer, merger, business combination transaction or other transaction under the circumstances described in the first two bullets above; or

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    the Purchaser Group acquires 80% or more of our Parent's outstanding voting securities.

        In determining the above percentages, any shares acquired by our Parent in the repurchase program will be considered to remain outstanding. As a result of share repurchases, Liberty Media currently owns more than 50% of our Parent's outstanding common stock, subject to the above restrictions. Liberty Media has recently announced that its Board of Directors has authorized its management to proceed with development of a plan to distribute to the holders of Liberty Entertainment tracking stock, shares of a subsidiary that will hold the business and assets currently attributed to the Liberty Entertainment group, including its interest in our Parent. If the transaction is completed as currently contemplated, the assets of the new company would be comprised of approximately 50% of our Parent, 100% of Starz Entertainment, FUN Technologies, and Liberty Sports Holdings, LLC, 50% of GSN, LLC and 37% of Wildblue Communications, Inc.

        Our Parent has filed the Liberty Agreement with the SEC as Exhibit 10.1 to a Current Report on Form 8-K on May 7, 2008, which we encourage you to review for more information with respect to that agreement.

        We continue to be a wholly-owned subsidiary of DIRECTV Group, and the Board of Directors of DIRECTV Holdings LLC has not changed as a result of the Liberty Transaction.

        Transactions with Liberty Media and certain of its affiliates may be deemed to be related-party transactions and those entities may be deemed to be members of the Affiliated Group and the Purchaser Group as those terms are defined in the Certificate of Incorporation. For further detail regarding related party transactions, please refer to the section of our Parent's 2008 Proxy Statement entitled "Certain Relationships and Related Transactions," and Note 11 to the Consolidated Financial and Note 6 to our quarterly financial statements in this prospectus.

        We determine our income taxes based upon our tax sharing agreement with DIRECTV Group, which generally provides that the current income tax liability or receivable be computed as if we were a separate taxpayer. Payments made to our Parent under this tax sharing arrangement were $395 million for the six months ended June 30, 2008, $709 million in 2007, $727 million in 2006 and $36 million in 2005. We receive an allocation of employee benefit expenses from DIRECTV Group. We believe that our consolidated financial statements reflect our cost of doing business in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 55, "Allocation of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity."

        We paid dividends to our Parent in the amounts of $2,600 million during the six months ended June 30, 2008, $1,050 million in 2007 and $300 million in 2006. These dividends were from available cash and cash equivalents and the proceeds from the issuance of the original notes. Interest expense incurred related to $875 million borrowed from DIRECTV Group was $7 million in 2005. During 2005, we repaid the $875 million borrowing and received a $538 million capital contribution from DIRECTV Group in conjunction with our debt refinancing. See Note 11 in our Consolidated Financial Statements for further discussion of the debt refinancing.

        During 2005, DIRECTV Group contributed to us certain SPACEWAY satellite assets at its cost in the amount of $27 million, which we recorded as a capital contribution.

Recent Developments

         New incremental credit facility.    Concurrently with the issuance of the original notes, we obtained $1.0 billion in aggregate principal amount of incremental term loans under our existing senior secured credit facility, resulting in net proceeds to us of $985.7 million. The incremental term loans have a final maturity of April 13, 2013, and prior to that date will amortize in quarterly principal installments totaling 1% annually beginning on September 30, 2008. The incremental term loans bear interest at rates to be agreed with the lenders of the incremental term loans. The incremental term loans are otherwise governed by and subject to the terms of our existing senior secured credit facility. We used the net proceeds of the incremental term loans for general corporate purposes, including to pay dividends to DIRECTV Group to fund purchases of stock under its share repurchase program.

         DIRECTV share repurchase program.    During 2008 and 2007 the Board of Directors of DIRECTV Group approved multiple authorizations for the repurchase of DIRECTV Group common stock, the most recent of which was in May 2008, and authorized total additional share repurchases of $3.0 billion. The purchases under this program may be made by DIRECTV Group in the open market, through negotiated transactions or otherwise. The timing, nature and amount of such transactions will depend on a variety of factors, including market conditions, and the program may be suspended, discontinued or accelerated at any time. The sources of funds for such program are available cash on hand, including the proceeds from the original notes and the new incremental credit facility and distributions from us.

Our Executive Offices

        Our principal executive offices are located at 2230 East Imperial Highway, El Segundo, California 90245, and our telephone number at that address is (310) 964-5000. Our web site is located at http://www.directv.com. The information on our web site is not part of this prospectus.

Summary of the Terms of the Exchange Offer

        On May 14, 2008, we issued $1.5 billion in aggregate principal amount of our original notes in a private placement. At the same time, we entered into a registration rights agreement with the initial purchasers of the original notes in which we agreed to deliver to you this prospectus. You are entitled to exchange your original notes in the exchange offer for registered notes with identical terms, except that the registered notes will have been registered under the Securities Act and will not bear legends restricting their transfer. Unless you are a broker-dealer or unable to participate in the exchange offer, we believe that the registered notes to be issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery requirements of the Securities Act. You should read the discussions under the headings "The Exchange Offer" and "Description of the Registered Notes" for further information regarding the registered notes.

Registration Rights Agreement	You are entitled under the registration rights agreement governing your original notes to exchange your original notes for registered notes with substantially identical terms. The exchange offer is intended to satisfy these rights. After the exchange offer is completed, except as set forth in the next paragraph, you will no longer be entitled to any exchange or registration rights with respect to your original notes.

If you do not receive freely tradable registered notes in the exchange offer or you are ineligible to participate in the exchange offer and indicate that you wish to have your original notes registered under the Securities Act, the registration rights agreement governing your original notes requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for your benefit. See "The Exchange Offer—Procedures for Tendering."
The Exchange Offer
We are offering to exchange $1,000 principal amount of our 7 5/8% Senior Notes due 2016, which have been registered under the Securities Act, for each $1,000 principal amount of our 7 5/8% Senior Notes due 2016 that were issued on May 14, 2008 and have not been so registered.
In order to be exchanged, original notes must be properly tendered and accepted. All original notes that are validly tendered and not validly withdrawn will be exchanged.
As of this date, there are $1.5 billion aggregate principal amount of our unregistered 7 5/8% Senior Notes due 2016 outstanding.
We will issue the registered notes promptly after the expiration of the exchange offer.

Resales of the Registered Notes	We believe that the registered notes to be issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if, but only if, you meet the following conditions:
	(1)	the registered notes to be issued to you in the exchange offer are acquired in the ordinary course of your business;
(2)
at the time of the commencement of the exchange offer you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the registered notes to be issued to you in the exchange offer in violation of the Securities Act;
	(3)	you are not an affiliate (as defined in Rule 405 promulgated under the Securities Act) of us;
	(4)	if you are a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of the registered notes to be issued to you in the exchange offer;
(5)
if you are a participating broker-dealer that will receive registered notes for its own account in exchange for the original notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of the registered notes; and
	(6)	you are not acting on behalf of any persons or entities who could not truthfully make the foregoing representations.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The staff has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff would make a similar determination with respect to this exchange offer.

If you do not meet the above conditions, you may not participate in the exchange offer or sell, transfer or otherwise dispose of any original notes unless (i) they have been registered for resale by you under the Securities Act and you deliver a "resale" prospectus meeting the requirements of the Securities Act or (ii) you sell, transfer or otherwise dispose of the registered notes in accordance with an applicable exemption from the registration requirements of the Securities Act.

Each broker-dealer that is issued registered notes in the exchange offer for its own account in exchange for original notes that were acquired by that broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any of its resales of those registered notes. A broker-dealer may use this prospectus to offer to resell, resell or otherwise transfer those registered notes.
Exchange Date
The exchange offer will expire at 5:00 p.m., New York City time, on , 2008, unless we decide to extend the exchange offer. We do not intend to extend the exchange offer, although we reserve the right to do so. If we determine to extend the exchange offer, we do not intend to extend it beyond , 2008. We refer to this date, as it may be extended, as the expiration date.
Conditions to the Exchange Offer	The only conditions to completing the exchange offer are that:
	(1)	the exchange offer does not violate applicable law or any applicable interpretation of the staff of the SEC;
	(2)	no injunction, order or decree shall have been issued that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer;
	(3)	no action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer;
	(4)	all governmental approvals shall have been obtained, which approvals we deem necessary for the consummation of the exchange offer;
(5)
there shall not have been any material change, or development involving a prospective material change, in our business or financial affairs which, in our reasonable judgment, would materially impair our ability to consummate the exchange offer; and
(6)
that there shall not have been proposed, adopted or enacted any law, statute, rule or regulation which, in our reasonable judgment, would materially impair our ability to consummate the exchange offer or have a material adverse effect on us if the exchange offer was consummated.
See "The Exchange Offer—Conditions."

Procedures for Tendering Original Notes Held in the Form of Book-Entry Interests
The original notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the original notes which are held by direct or indirect participants in The Depository Trust Company, or DTC, through certificateless depositary interests are shown on, and transfers of the original notes can be made only through, records maintained in book-entry form by DTC with respect to its participants.

If you are a holder of an original note held in the form of a book-entry interest and you wish to tender your original note for exchange pursuant to the exchange offer, you must transmit to The Bank of New York, as exchange agent, on or prior to the expiration date of the exchange offer either:
	•	a written or facsimile copy of a properly completed and executed letter of transmittal and all other required documents to the address set forth on the cover page of the letter of transmittal; or
•
a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal.
The exchange agent must also receive on or prior to the expiration of the exchange offer either:
•
a timely confirmation of book-entry transfer of your original notes into the exchange agent's account at DTC, in accordance with the procedure for book-entry transfers described in this prospectus under the heading "The Exchange Offer—Book-Entry Transfer;" or
	•	the documents necessary for compliance with the guaranteed delivery procedures described below.

A form of letter of transmittal accompanies this prospectus. By examining the letter of transmittal or delivering a computer-generated message through DTC's Automated Tender Offer Program system, you will represent to us that, among other things:
	•	the registered notes to be issued to you in the exchange offer are acquired in the ordinary course of your business;
•
at the time of the commencement of the exchange offer you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the registered notes to be issued to you in the exchange offer in violation of the Securities Act;

	•	you are not an affiliate (as defined in Rule 405 promulgated under the Securities Act) of us;
	•	if you are a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of the registered notes to be issued to you in the exchange offer;
•
if you are a participating broker-dealer that will receive registered notes for its own account in exchange for the original notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of the registered notes; and
	•	you are not acting on behalf of any persons or entities who could not truthfully make the foregoing representations.
Procedures for Tendering Certificated Original Notes

If you are a holder of book-entry interests in the original notes, you are entitled to receive, in limited circumstances, in exchange for your book-entry interests, certificated notes in equal principal amount to your book-entry interests. See "Description of the Registered Notes—Form of Registered Notes." No certificated notes are issued and outstanding as of the date of this prospectus, other than a single note issued to and held by DTC. If you acquire certificated original notes prior to the expiration of the exchange offer, you must tender your certificated original notes in accordance with the procedures described in this prospectus under the heading "The Exchange Offer—Procedures for Tendering—Certificated Original Notes."
Special Procedures for Beneficial Owner
If you are the beneficial owner of original notes and they are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your original notes, you should promptly contact the person in whose name your original notes are registered and instruct that person to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal for your original notes and delivering your original notes, either make appropriate arrangements to register ownership of the original notes in your name or obtain a properly completed bond power from the person in whose name your original notes are registered. The transfer of registered ownership may take considerable time. See "The Exchange Offer—Procedures for Tendering—Procedures Applicable to All Holders."
Guaranteed Delivery Procedures	If you wish to tender your original notes and:
	(1)	they are not immediately available;

(2) time will not permit your original notes or other required documents to reach the exchange agent before the expiration of the exchange offer; or
(3) you cannot complete the procedure for book-entry transfer on a timely basis, you may tender your original notes in accordance with the guaranteed delivery procedures set forth in "The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures."
Acceptance of Original Notes and Delivery of Registered Notes

Except under the circumstances described above under "Conditions to the Exchange Offer," we will accept for exchange any and all original notes which are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The registered notes to be issued to you in the exchange offer will be delivered promptly following the expiration date. See "The Exchange Offer—Terms of the Exchange Offer."
Withdrawal
You may withdraw the tender of your original notes at any time prior to 5:00 p.m., New York City time, on the expiration date. We will return to you any original notes not accepted for exchange for any reason without expense to you as promptly as we can after the expiration or termination of the exchange offer.
Exchange Agent	The Bank of New York Mellon is serving as the exchange agent in connection with the exchange offer.
Consequences of Failure to Exchange
If you do not participate in the exchange offer, upon completion of the exchange offer, the liquidity of the market for your original notes could be adversely affected. See "The Exchange Offer—Consequences of Failure to Exchange."
Federal Income Tax Consequences	The exchange of original notes for registered notes should not be a taxable event for federal income tax purposes. See "Certain U.S. Federal Income Tax Consequences."

 Summary of the Terms of the Registered Notes

        The following summary contains basic information about the registered notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this prospectus entitled "Description of the Registered Notes." As used in this summary of the offering, the terms "we," "us" and "our" refer only to DIRECTV Holdings LLC and not to any of its subsidiaries and the term "co-issuer" refers to DIRECTV Financing Co., Inc.

Issuers	DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.
Securities offered	$1,500,000,000 in principal amount of 7 5/8% Senior Notes due 2016.
Maturity date	May 15, 2016.
Interest payment dates

May 15 and November 15 of each year, beginning on November 15, 2008. Interest will accrue (A) from the later of (x) the last interest payment date on which interest was paid on the original notes surrendered for exchange and (y) if the original notes are surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or (B) if no interest has been paid on the original notes, from May 14, 2008.

Guarantees	The registered notes will be guaranteed by each of our material existing and certain of our future domestic subsidiaries (other than the co-issuer) on a senior unsecured basis.
Ranking	The registered notes will be our and the co-issuer's unsecured senior obligations and will:
•

rank equally with all of our and the co-issuer's existing and future senior indebtedness, including our and the co-issuer's existing 8 3/8% Senior Notes due 2013 (the "2013 Notes") and 6 3/8% Senior Notes due 2015 (the "2015 Notes," and together with the 2013 Notes, the "Existing Notes");

• rank senior to all of our and the co-issuer's future subordinated indebtedness, if any;
•

be effectively subordinated to all of our and the co-issuer's existing and future secured obligations to the extent of the value of the assets securing such obligations, including indebtedness under our existing senior secured credit facility; and

• be effectively subordinated to all indebtedness of our non-guarantor subsidiaries.
Similarly, the guarantees by our subsidiaries will:
• rank equally with all of the existing and future senior indebtedness of such subsidiaries, including the guarantees under our Existing Notes;
• rank senior to all future subordinated indebtedness of such subsidiaries, if any; and

	•	be effectively subordinated to all existing and future secured obligations of such subsidiaries to the extent of the value of the assets securing such obligations, including the guarantees under our existing senior secured credit facility.

As of the date of this prospectus, the notes and the subsidiary guarantees are subordinated to $2,465 million of senior secured indebtedness, excluding $500.0 million of additional borrowing capacity available under the revolving portion of our existing senior secured credit facility. Substantially all of our assets, liabilities and revenues are attributable to the co-issuers and the guarantors.

Optional redemption

We may redeem some or all of the registered notes at any time prior to May 15, 2012 by paying a "make whole" premium and at any time thereafter at stated redemption prices, in each case plus accrued and unpaid interest to the date of redemption. We may also redeem up to 35% of the aggregate principal amount of the registered notes using the proceeds of certain equity offerings at any time prior to May 15, 2011. The redemption prices are described under "Description of the Registered Notes—Optional Redemption."

Change of control

If we experience specific kinds of changes of control accompanied by a Rating Decline (as defined under "Description of Registered Notes—Certain Definitions"), we will be required to make an offer to purchase the registered notes at a purchase price of 101% of the principal amount thereof, plus accrued but unpaid interest to the purchase date. See "Description of the Registered Notes—Change of Control and Rating Decline."

Certain covenants	The indenture governing the notes restricts our ability and the ability of our restricted subsidiaries to, among other things:
	•	incur additional indebtedness;
	•	make certain distributions, investments and other restricted payments;
	•	create certain liens;
	•	enter into transactions with affiliates;
	•	merge, consolidate or sell substantially all of our assets;
	•	issue equity securities; and
	•	sell assets.
These covenants are subject to important exceptions and qualifications described under the heading "Description of the Registered Notes."

Covenant termination	Effective as of the first date on which the Registered Notes are rated investment grade by both Rating Agencies (as defined under "Description of the Registered Notes—Certain Definitions"), and notwithstanding that the Registered Notes may cease to be so rated, we and our subsidiaries will not be subject to certain of the foregoing covenants. See "Description of the Registered Notes—Termination of Covenants."
Registration rights; liquidated damages

In connection with the offering of the original notes, we granted registration rights to the holders of the original notes. We agreed to consummate an offer to exchange the original notes for the related series of registered notes and take other actions in connection with the exchange offer by the date specified in the registration rights agreement. In addition, under some circumstances, we agreed to provide shelf registration statements to cover resales of the original notes. If we fail to take these actions with respect to the original notes by the dates specified in the registration rights agreement, we will pay liquidated damages to each holder of the original notes until all registration defaults have been cured. See "The Exchange Offer—Purpose and Effect."

Form of registered notes

The registered notes to be issued in the exchange offer will be represented by one or more global securities deposited with The Bank of New York for the benefit of DTC. You will not receive registered notes in certificate form unless one of the events set forth under the heading "Description of the Registered Notes—Form of Registered Notes" occurs. Instead, beneficial interests in the registered notes to be issued in the exchange offer will be shown on, and transfer of these interests will be effected only through, records maintained in book-entry form by DTC with respect to its participants.

Use of proceeds	We will not receive any cash proceeds upon the completion of the exchange offer.
Risk factors	See "Risk Factors" for a discussion of certain factors that you should carefully consider before investing in the notes and participation in the exchange offer.

 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        You should read the following financial information together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to the consolidated financial statements in this prospectus.

        The following tables present our summary consolidated statements of operations and other data for the years ended December 31, 2005, 2006 and 2007, for the six months ended June 30, 2007 and 2008, and our consolidated balance sheet data as of June 30, 2008. The consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements in this prospectus. The consolidated balance sheet data as of June 30, 2008, and the consolidated statements of operations data for the six months ended June 30, 2007 and 2008 have been derived from our unaudited consolidated financial statements in this prospectus.

	Years ended December 31,			Six months ended June 30,
(Dollars in millions)	2005	2006(1)	2007	2007	2008
Consolidated statements of operations data:
Revenues	$12,216	$13,744	$15,527	$7,265	$8,245
Total operating costs and expenses	11,414	11,396	13,125	5,977	6,935
Operating profit	802	2,348	2,402	1,288	1,310
Net income	325	1,356	1,359	741	734
Other data:
Net cash flows provided by operating activities	1,283	2,342	2,909	1,390	1,551
Net cash flows used in investing activities	(750)	(1,779)	(2,335)	(1,176)	(818)
Net cash flows provided by (used in) financing activities	597	(372)	(1,128)	(36)	(198)
Depreciation and amortization expense	698	873	1,448	643	965
Capital expenditures	782	1,809	2,330	1,164	842
Total subscriber acquisition costs(2)	2,676	2,443	2,663	1,238	1,318
OPBDA(3)	1,500	3,221	3,850	1,931	2,275

	Years ended December 31,			Six months ended June 30,
	2005	2006	2007	2007	2008
Subscriber data:
Total number of subscribers at the end of period (000's)(4)	15,133	15,953	16,831	16,316	17,164
Average monthly revenue per subscriber (ARPU)(5)	$69.61	$73.74	$79.05	$74.96	$80.79
Average monthly subscriber churn %(6)	1.70%	1.60%	1.51%	1.51%	1.42%
Average subscriber acquisition costs per subscriber (SAC)(7)	$642	$641	$692	$677	$709
Gross subscriber additions (000's)	4,170	3,809	3,847	1,829	1,858
Net subscriber additions (000's)	1,193	820	878	363	404
Ratio of earnings to fixed charges (8)	2.84	8.40	8.74	9.31	9.19

(Dollars in millions)	As of June 30, 2008
Consolidated balance sheet data:
Cash and cash equivalents	$1,337
Total current assets	2,948
Total assets	12,546
Long-term debt, including current portion	5,867
Total owner's equity	2,906

(1)
On March 1, 2006, we introduced a new set-top receiver lease program. Prior to March 1, 2006, most set-top receivers provided to new and existing subscribers were immediately expensed upon activation as a subscriber acquisition or upgrade and retention costs in the Consolidated Statements of Operations. Subsequent to the introduction of the lease program, we lease most set-top receivers provided to new and existing subscribers, and therefore capitalize the receivers in "Property and Equipment, net" in the Consolidated Balance Sheets. We report the amount of set-top receivers we capitalize during the period in our Consolidated Statements of Cash Flows under the captions "Cash paid for subscriber leased equipment—subscriber acquisitions" and "Cash paid for subscriber leased equipment—upgrade and retention".

  The following table sets forth the amount of set-top receivers we capitalized, and depreciation expense we recorded, under the lease program for the periods presented:

	Year ended December 31		Six months ended June 30,
(Dollars in millions)	2006	2007	2007	2008
Cash paid for subscriber leased equipment—subscriber acquisitions	$599	$762	$359	$281
Cash paid for subscriber leased equipment—upgrade and retention	$473	774	382	245

Total subscriber leased equipment capitalized	$1,072	$1,536	$741	$526

Depreciation expense	$147	$645	$257	$502
(2)
We calculate total subscriber acquisition costs by adding together "Subscriber acquisition costs" as presented in the Consolidated Statements of Operations and "Cash paid for subscriber leased equipment—subscriber acquisitions" as presented in the Consolidated Statement of Cash Flows.

(3)
We calculate Operating Profit Before Depreciation and Amortization (OPBDA), which is a financial measure that is not determined in accordance with accounting principles generally accepted in the United States of America, or GAAP, by adding amounts under the caption "Depreciation and amortization expense" to "Operating Profit," as presented in the Consolidated Statements of Operations. This measure should be used in conjunction with GAAP financial measures and is not presented as an alternative measure of operating results, as determined in accordance with GAAP. Our management and DIRECTV Group use OPBDA to evaluate our operating performance and to allocate resources and capital. This metric is also used as a measure of performance for incentive compensation purposes and to measure income generated from operations that could be used to fund capital expenditures, service debt or pay taxes. Depreciation and amortization expense primarily represents an allocation to current expense of the cost of historical capital expenditures and for intangible assets. To compensate for the exclusion of depreciation and amortization expense from operating profit, our management and DIRECTV Group separately measure and budget for capital expenditures and business acquisitions.

  We believe this measure is useful to investors, along with GAAP measures (such as revenues, operating profit and net income), to compare our operating performance to other communications, entertainment and media service providers. We believe that investors use current and projected

  OPBDA and similar measures to estimate our current or prospective enterprise value and make investment decisions. This metric provides investors with a means to compare operating results exclusive of depreciation and amortization expense. We believe this is useful given the significant variation in depreciation and amortization expense that can result from the timing of capital expenditures, the capitalization of intangible assets, potential variations in expected useful lives when compared to other companies and periodic changes to estimated useful lives.

  A reconciliation of operating profit to OPBDA follows:

	Years ended December 31,			Six months ended June 30,
(Dollars in millions)	2005	2006	2007	2007	2008
Operating profit	$802	$2,348	$2,402	$1,288	$1,310
Add: Depreciation and amortization expense	698	873	1,448	643	965

Operating profit before depreciation and amortization	$1,500	$3,221	$3,850	$1,931	$2,275
(4)
The total number of subscribers represents the total number of subscribers actively subscribing to our service, including seasonal subscribers, and subscribers who are in the process of relocating and commercial equivalent viewing units. In March 2008, we implemented a change in our commercial pricing and packaging to increase our competitiveness. As a result, during the first quarter of 2008, we made a one-time downward adjustment to the subscriber count of approximately 71,000 subscribers related to commercial equivalent viewing units. This adjustment did not affect our revenue, operating profit, cash flows, net subscriber additions or average monthly subscriber churn.

(5)
We calculate ARPU by dividing average monthly revenues for the period (total revenues during the period divided by the number of months in the period) by the average number of our subscribers for the period. We calculate average subscribers for the period by adding the number of subscribers as of the beginning of the period and for each quarter end in the current year or period and dividing by the sum of the number of quarters in the period plus one.

(6)
Average monthly subscriber churn represents the number of subscribers whose service is disconnected, expressed as a percentage of the average total number of subscribers. We calculate average monthly subscriber churn by dividing the average monthly number of disconnected subscribers for the period (total subscribers disconnected, net of reconnects, during the period divided by the number of months in the period) by average subscribers for the period.

(7)
We calculate SAC, which represents total subscriber acquisition costs stated on a per subscriber basis, by dividing total subscriber acquisition costs for a period by the number of gross new subscribers acquired during the period. We calculate total subscriber acquisition costs for the period by adding together "Subscriber acquisition costs" expensed during the period and "Cash paid for subscriber leased equipment-subscriber acquisitions" during the period.

(8)
For the purposes of determining the ratio of earnings to fixed charges, earnings consist of the sum of the following: income (loss) from continuing operations before income taxes and cumulative effect of accounting change, fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of the sum of interest expensed and capitalized, amortization of premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense (estimated as one-third of rental expense). For the year ended December 31, 2004 earnings were insufficient to cover fixed charges by approximately $186 million.

 RISK FACTORS

        An investment in the notes is subject to a number of risks. You should carefully consider the following factors, as well as the more detailed descriptions elsewhere in this prospectus, before making your decision to participate in the exchange offer or invest in the notes. The risks described below are not the only ones facing our company or the value of our notes. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

        If any of the following events occur, our business, financial condition or results of operations could be materially and adversely affected, the value of the notes could decline and you could lose some or all of your investment.

Risks Related to Our Business

        Our business, financial condition or results of operations could be materially and adversely affected by the following:

Construction or launch delays on satellites could materially adversely affect our revenues and earnings.

        A key component of our business strategy is our ability to expand our offering of new programming and services, including increased local and HD programming. In order to accomplish this goal, we need to construct and launch new satellites. The construction and launch of satellites are often subject to delays, including satellite and launch vehicle construction delays, periodic unavailability of reliable launch opportunities due to competition for launch slots, weather and also due to general delays that result when a launch provider experiences a launch failure, and delays in obtaining regulatory approvals. A significant delay in the future delivery of any satellite would materially adversely affect the use of the satellite and thus could materially adversely affect our anticipated revenues and earnings. If satellite construction schedules are not met, there can be no assurance that a launch opportunity will be available at the time a satellite is ready to be launched. Certain delays in satellite construction or launch could also jeopardize a satellite authorization that is conditioned on timely construction and launch of the satellite.

Our satellites are subject to significant launch and operational risks.

        Satellites are subject to significant operational risks relating to launch and while in orbit. Launch and operational risks include launch failure, incorrect orbital placement or improper commercial operation. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take up to 36 months, and obtain other launch opportunities. We estimate the overall historical loss rate for all launches of commercial satellites in the last five years to be approximately 5% but it may be higher. Any significant delays or failures in successfully launching and deploying our satellites could materially adversely affect our ability to generate revenues. While we have traditionally purchased insurance covering the launch and, in limited cases, operation of our satellites, such policies typically cover the loss of the satellite itself or a portion thereof, and not the business interruption or other associated direct and indirect costs.

        In-orbit risks include malfunctions, commonly referred to as anomalies, and collisions with meteoroids, other spacecraft or other space debris. Anomalies occur as a result of various factors, such as satellite manufacturing errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh space environment. We work closely with our satellite manufacturers to determine and eliminate the potential causes of anomalies in new satellites and provide for redundancies of critical components in the satellites as well as having backup satellite capacity. However, we cannot assure you that we will not experience anomalies in the future, nor can we assure you that our backup satellite capacity will be sufficient for our business purposes. Any single anomaly or series of anomalies could materially adversely affect our operations and revenues and our relationships with our subscribers, as well as our ability to attract new subscribers for our services. Anomalies may also reduce the expected useful life of a satellite, thereby creating additional expenses due to the need to provide replacement or backup satellites and potentially reducing revenues if service is interrupted. Finally, the occurrence of anomalies may materially adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. While some anomalies are currently covered by existing insurance policies, others are not now covered or may not be covered in the future.

        Our ability to earn revenue also depends on the usefulness of our satellites. Each satellite has a limited useful life. A number of factors affect the useful life of a satellite, including, among other things:

  •
  the design;

  •
  the quality of its construction;

  •
  the durability of its component parts;

  •
  the launch vehicle's insertion of the satellite into orbit;

  •
  any required movement, temporary or permanent, of the satellite;

  •
  the ability to continue to maintain proper orbit and control over the satellite's functions; and

  •
  the remaining on-board fuel following orbit insertion.

        Generally, the minimum design life of the satellites in our fleet is between 12 and 16 years. The actual useful lives of the satellites may be shorter or longer, in some cases significantly. Our operating results could be adversely affected if the useful life of any of our satellites were significantly shorter than 12 years from the date of launch.

        In the event of a failure or loss of any of our satellites, we may relocate another satellite and use it as a replacement for the failed or lost satellite. In the event of a complete satellite failure, our services provided via that satellite could be unavailable for several days or longer while backup in-orbit satellites are repositioned and services are moved. We are not insured for any resultant lost revenues. The use of backup satellite capacity for our programming may require us to discontinue some programming services due to potentially reduced capacity on the backup satellite. Any relocation of our satellites would require prior FCC approval and, among other things, a demonstration to the FCC that the replacement satellite would not cause additional interference compared to the failed or lost satellite. Such FCC approval may not be obtained. We believe we have in-orbit satellite capacity to expeditiously recover transmission of most of our programming in the event one of our in-orbit satellites fails. However, programming continuity cannot be assured in the event of multiple satellite losses.

The cost of commercial insurance coverage on our satellites or the loss of a satellite that is not insured could materially adversely affect our earnings.

        We use in-orbit and launch insurance to mitigate the potential financial impact of satellite fleet in-orbit and launch failures unless the premium costs are considered uneconomic relative to the risk of satellite failure. When insurance is obtained, it generally covers all or a portion of the unamortized book value of covered satellites. Although the insurance does not compensate for business interruption or loss of future revenues or subscribers, we rely on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact that a satellite failure may have on our ability to provide service.

        The price, terms and availability of insurance fluctuate significantly. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods and satellite health-related policy exclusions.

        Any launch vehicle failure, or loss or destruction of any of our satellites, even if insured, could have a material adverse effect on our financial condition and results of operations, our ability to comply with FCC regulatory obligations and our ability to fund the construction or acquisition of replacement satellites in a timely fashion, or at all.

We compete with other MVPDs, some of whom have greater resources than we do and levels of competition are increasing.

        We compete in the MVPD industry against cable television, telephone communications and wireless companies and other land-based and satellite-based system operators with service offerings including video, audio and interactive programming, data and other entertainment services and telephony service. Some of these competitors have greater financial, marketing and other resources than we do.

        Some cable television operators have large, established customer bases and many cable operators have significant investments in, and access to, programming. According to the National Cable & Telecommunications Association's 2008 Industry Overview, 96% of the 128.6 million U.S. housing units are passed by cable. Of the 128.6 million U.S. housing units, approximately 97.6 million subscribe to a MVPD service and approximately 66% of MVPD subscribers receive their programming from a cable operator. Cable television operators have advantages relative to us, including or as a result of:

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  being the incumbent MVPD operator with an established subscriber base in the territories in which we compete;

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  bundling their analog video service with expanded digital video services delivered terrestrially or via satellite, or with efficient two-way high-speed Internet access or telephone service on upgraded cable systems;

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  having the ability to provide certain local and other programming, including HD programming, in a larger number of geographic areas; and

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  having legacy arrangements for exclusivity in certain multiple dwelling units and planned communities.

        In addition, cable television operators have grown their subscriber bases through mergers and acquisitions. Moreover, mergers, joint ventures and alliances among franchise, wireless or private cable television operators, telephone communications companies and broadband service providers, and others may result in providers capable of offering bundled television, data and telecommunications services in competition with our services.

        We do not currently offer local channel coverage to markets covering approximately five percent of U.S. television households, which places us at a competitive disadvantage in those markets. We also have been unable to secure certain international programming, due to exclusive arrangements of programming providers with certain competitors, which has constrained our ability to compete for subscribers who wish to obtain such programming.

        In the United States various telephone communications companies and broadband service providers have deployed fiber optic lines directly to customers' homes or neighborhoods to deliver video services, which compete with the DIRECTV service. It is uncertain whether we will be able to increase our satellite capacity, offer a significant level of new services in existing markets in which we compete or expand to additional markets as may be necessary to compete effectively. One of these telephone communications companies also sells the DIRECTV service as a bundle with its voice and data services. The existence of a new broadly-deployed network with the capability of providing video, voice and data services could present a significant competitive challenge and in the case of the telephone communications company currently selling the DIRECTV service, could result in such company focusing less effort and resources selling the DIRECTV service or declining to sell it at all. We may be unable to develop other distribution methods to make up for lost sales through the telephone communications companies.

        In 2006, AT&T acquired BellSouth, one of the telephone communications companies that formerly sold the DIRECTV service. AT&T has a similar arrangement with EchoStar. In December 2007, AT&T advised DIRECTV that AT&T was terminating the exclusivity arrangement with DIRECTV which had been part of the distribution agreement with BellSouth. In March 2008 the exclusivity arrangement terminated and AT&T has begun selling and promoting the services of DISH Network in those territories covered by the agreement with BellSouth. The action of AT&T has resulted in and could continue to result in no acquisitions of subscribers through this distribution outlet. Subsequently, it was announced by DISH Network, L.L.C. that it had received notice of termination from AT&T, Inc. of the commercial relationship pursuant to which AT&T markets DISH Network programming services effective as of December 31, 2008. Although this may provide the opportunity for DIRECTV to enter into an agreement with AT&T, it is uncertain whether AT&T will enter into an agreement with DIRECTV or DISH Network.

        As a result of these and other factors, we may not be able to continue to expand our subscriber base or compete effectively against cable television or other MVPD operators in the future.

Emerging digital media competition could materially adversely affect us.

        Our business is focused on television, and we face emerging competition from other providers of digital media, some of which have greater financial, marketing and other resources than we do. Significant changes in consumer behavior with regard to the means by which they obtain video entertainment and information in response to this emerging digital media competition could materially adversely affect our revenues and earnings or otherwise disrupt our business.

We depend on the Communications Act for access to cable-affiliated programming and changes impacting that access could materially adversely affect us.

        We purchase a substantial percentage of our programming from programmers that are affiliated with cable system operators. Currently, under certain provisions of the Communications Act governing access to programming, cable-affiliated programmers generally must sell and deliver their programming services to all MVPDs on non-discriminatory terms and conditions. The Communications Act and the FCC rules also prohibit certain types of exclusive programming contracts involving programming from cable-affiliated programmers.

        Any change in the Communications Act or the FCC's rules that would permit programmers that are affiliated with cable system operators to refuse to provide such programming or to impose discriminatory terms or conditions could materially adversely affect our ability to acquire programming on a cost-effective basis, or at all. The Communications Act prohibitions on certain cable industry exclusive contracting practices with cable-affiliated programmers were recently extended for another five years, through October 2012, though the FCC is currently considering proposals that could shorten the term of this extension to two years if a cable operator could show that competition from new entrant MVPDs at that time had reached a sufficient penetration level in the relevant marketing area.

        In addition, certain cable providers have denied us or threatened to deny and other MVPDs access to a limited number of channels created by programmers with which the cable providers are affiliated, including high definition programming. The cable providers have asserted that they are not required to provide such programming due to the manner in which that programming is distributed, which they argue is not covered by the program access provisions of the Communications Act. Challenges to this interpretation of the Communications Act have not been successful, and we may continue to be precluded from obtaining such programming, which in turn could materially adversely affect our ability to compete in regions serviced by those cable providers. Although the FCC recently addressed some of these issues in a limited fashion by placing access conditions on certain regional sports networks affiliated with Time Warner Cable, Inc. and Comcast Corporation, and is now considering the possibility of addressing these issues more broadly as part of a rule making process, it is not clear that such actions will be sufficient to assure our continued access to this programming on fair and nondiscriminatory terms.

Carriage requirements may negatively affect our ability to deliver local broadcast stations, as well as other aspects of our business.

        The FCC's interpretation, implementation and enforcement of provisions of the Satellite Home Viewer Improvement Act, or "SHVIA," and the Satellite Home Viewer Extension and Reauthorization Act, or "SHVERA," as well as judicial decisions interpreting and enforcing these laws, could hamper our ability to retransmit distant network and superstation signals, reduce the number of our existing or future subscribers that can qualify for receipt of these signals, impose costs on us in connection with the process of complying with the rules, or subject us to fines, monetary damages or injunctions. In implementing SHVIA, the FCC has required satellite carriers to delete certain programming, including sports programming, from the signals of certain distant stations. Compliance with those FCC requirements may require costly upgrades to our broadcast system. Further, a recent FCC order interpreting the requirement that satellite carriers retransmit local digital signals with "equivalent bandwidth" of significantly viewed digital signals may constrain our ability to deliver such significantly viewed digital signals. Moreover, the United States Copyright Office is considering recommendations to Congress for amendments to SHVERA, some of which could make retransmissions of broadcast signals more difficult or expensive. Lastly, the provisions of SHVERA that allow the delivery of distant network signals are due to expire at the end of 2009. Congress may decide not to extend those provisions or, in extending them, may decide to change or limit the circumstances in which we can deliver distant network signals.

        We have limited capacity, and the projected number of markets in which we can deliver local broadcast programming will continue to be constrained because of the must carry requirement and may be reduced depending on the FCC's interpretation of its rules in pending and future rulemaking and complaint proceedings, as well as judicial decisions interpreting must carry requirements. We may not be able to comply with these must carry rules, or compliance may mean that we are not able to use capacity that could otherwise be used for new or additional local or national programming services. Recently, the FCC imposed an obligation for carriage of local digital broadcast transmissions after the digital television transition currently scheduled for February 17, 2009. The FCC will immediately require us to carry the digital signals of stations that have turned in their analog spectrum. If we do not have the capacity to do so on the spot beam or beams serving a particular market, we would have to carry such signals on CONUS capacity, reducing our capability to deliver national programming, or make alternate arrangements with the broadcaster. The FCC will also require us to carry all local signals in HD format wherever we carry any local signals in HD format in an increasing number of markets, and, within four years of the digital television transition, in all markets where we carry local signals in HD format. If we were unable to meet these milestones, we would have to cease HD local service entirely in certain markets, and would be precluded from launching additional HD markets. Moreover, the FCC is considering a requirement that we carry the signals of all broadcasters in a market in both HD and standard definition format, if we do so for any one broadcaster in that market. Such an obligation may limit our ability to provide HD service in current and planned markets. In addition, it is not entirely clear how the FCC or the courts may apply certain other provisions regarding distant signal eligibility after the digital transition. Lastly, Congress may consider imposing additional requirements if it extends SHVERA, which could have adversely effect on our ability to launch and continue serving HD markets.

We depend on others to produce programming and programming costs are increasing.

        We depend on third parties to provide us with programming services, including both "cable" networks (such as ESPN) and local broadcast channels. We obtain some programming from third parties who are our affiliates, some third parties controlled by competitors and other independent third parties. Our ability to compete successfully will depend on our ability to continue to obtain desirable programming and deliver it to our subscribers at competitive prices. Our programming agreements generally have remaining terms ranging from less than one to up to ten years and contain various renewal and cancellation provisions. In particular, a significant number of agreements will require renegotiation over the next year. We may not be able to renew these agreements on favorable terms, or at all, or these agreements may be cancelled prior to expiration of their original terms. If we are unable to renew any of these agreements or the other parties cancel the agreements, we may not be able to obtain substitute programming, or if we are able to obtain such substitute programming, it may not be comparable in quality or cost to our existing programming.

        In addition, many of our programming agreements contain annual price increases. When offering new programming, or upon expiration of existing contracts, programming suppliers have historically increased the rates they charge us for programming, increasing our costs. We expect this practice to continue. Increases in programming costs could cause us to increase the rates that we charge our subscribers, which could in turn cause subscribers to terminate their subscriptions or potential new subscribers to refrain from subscribing to our service. Furthermore, we may be unable to pass programming cost increases on to our subscribers, which could have a material adverse effect on our earnings or cash flow.

        The FCC has adopted rules requiring us to negotiate in good faith with broadcast stations seeking carriage outside of the mandatory carriage regime described elsewhere. The rules for "retransmission consent" negotiations, which are similar to those that have applied to broadcast stations for years, require us to comply with certain indicia of good faith negotiation, as well as to demonstrate good faith under a "totality of the circumstances" test. Failure to comply with these rules could subject us to administrative sanctions and other penalties.

Our subscriber acquisition costs could materially increase.

        We incur costs relating to subscribers acquired by us and subscribers acquired through third parties. These costs are known as subscriber acquisition costs. For instance, we provide installation incentives to our retailers to enable them to offer standard professional installation as part of the subscriber's purchase or lease of a DIRECTV System. In addition, we pay commissions to retailers for their efforts in offering a DIRECTV System at a lower cost to consumers. Our subscriber acquisition costs may materially increase to the extent we continue or expand current sales promotion activities or introduce other more aggressive promotions, or due to increased competition. Any material increase in subscriber acquisition costs from current levels would negatively impact our earnings and could materially adversely affect our financial performance.

Increased subscriber churn or subscriber upgrade and retention costs could materially adversely affect our financial performance.

        Turnover of subscribers in the form of subscriber service cancellations, or churn, has a significant financial impact on the results of operations of any subscription television provider, including us, as does the cost of upgrading and retaining subscribers. Any increase in our upgrade and retention costs for our existing subscribers may adversely affect our financial performance or cause us to increase our subscription rates, which could increase churn. Churn may also increase due to factors beyond our control, including churn by subscribers who are unable to pay their monthly subscription fees, a slowing economy, significant signal theft, consumer fraud, a maturing subscriber base and competitive offers. Any of the risks described in this prospectus that could potentially have a material adverse impact on our cost or service quality or that could result in higher prices for our subscribers could also, in turn, cause an increase in churn and consequently have a material adverse effect on our earnings and financial performance.

Our ability to keep pace with technological developments is uncertain.

        In the MVPD industry, changes occur rapidly as new technologies are developed, which could cause our services and products that deliver our services to become obsolete. We may not be able to keep pace with technological developments. If the new technologies on which we intend to focus our investments fail to achieve acceptance in the marketplace or our technology does not work and requires significant cost to replace or fix, we could suffer a material adverse effect on our future competitive position, which could cause a reduction in our revenues and earnings. For example, our competitors could be the first to obtain proprietary technologies that are perceived by the market as being superior. Further, after incurring substantial costs, one or more of the technologies under development by us or any of our strategic partners could become obsolete prior to its introduction.

        In addition, technological innovation depends, to a significant extent, on the work of technically skilled employees. Competition for the services of these employees is vigorous. We cannot assure you that we will be able to continue to attract and retain these employees.

        To access technologies and provide products that are necessary for us to remain competitive, particularly in the area of broadband services, we may make future acquisitions and investments and may enter into strategic partnerships with other companies. Such investments may require a commitment of significant capital and human and other resources. The value of such acquisitions, investments and partnerships and the technology accessed may be highly speculative. Arrangements with third parties can lead to contractual and other disputes and dependence on the development and delivery of necessary technology on third parties that we may not be able to control or influence. These relationships may commit us to technologies that are rendered obsolete by other developments or preclude the pursuit of other technologies which may prove to be superior.

        New technologies could also create new competitors for us. Entities such as telephone communications companies are implementing and supporting digital video compression over existing telephone lines and building out fiber optic lines to enhance their capabilities to deliver programming services. Satellite operators such as SES have begun offering turn-key packages of digital programming on a wholesale basis for distribution by rural telephone companies. We may not be able to compete successfully with new entrants in the market for video services.

Satellite programming signals have been stolen and may be stolen in the future, which could result in lost revenues and would cause us to incur incremental operating costs that do not result in subscriber acquisition.

        The delivery of subscription programming requires the use of conditional access technology to limit access to programming to only those who subscribe and are authorized to view it. The conditional access system uses, among other things, encryption technology to protect the transmitted signal from unauthorized access. It is illegal to create, sell or otherwise distribute software or devices to circumvent that conditional access technology. However, theft of cable and satellite programming has been widely reported, and the access or "smart" cards used in our conditional access system have been compromised in the past and could be compromised in the future.

        We have undertaken various initiatives with respect to our conditional access system to further enhance the security of the DIRECTV signal. To help combat signal theft, we provide our subscribers with more advanced access cards that we believe significantly enhance the security of our signal. Currently, we believe these access cards have not been compromised. However, we cannot guarantee that the new cards will prevent the theft of our satellite programming signals in the future. Furthermore, there can be no assurance that we will succeed in developing the technology we need to effectively restrict or eliminate signal theft. If our current access cards are compromised, our revenue and our ability to contract for video and audio services provided by programmers could be materially adversely affected. In addition, our operating costs could increase if we attempt to implement additional measures to combat signal theft.

Our business relies on intellectual property, some of which is owned by third parties, and we may inadvertently infringe patents and proprietary rights of others.

        Many entities, including some of our competitors, have or may in the future obtain patents and other intellectual property rights that cover or affect products or services related to those that we currently offer or may offer in the future. In general, if a court determines that one or more of our services or the products used to transmit or receive our services infringes on intellectual property owned by others, we and the applicable manufacturers or vendors may be required to cease developing or marketing those services and products, to obtain licenses from the owners of the intellectual property or to redesign those services and products in such a way as to avoid infringing the intellectual property rights. If a third party holds intellectual property rights, it may not allow us or the applicable manufacturers to use its intellectual property at any price, which could materially adversely affect our competitive position.

        We may not be aware of all intellectual property rights that our services or the products used to transmit or receive our services may potentially infringe. In addition, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent. Therefore, we cannot evaluate the extent to which our services or the products used to transmit or receive our services may infringe claims contained in pending patent applications. Further, without lengthy litigation, it is often not possible to determine definitively whether a claim of infringement is valid.

        We cannot estimate the extent to which we may be required in the future to obtain intellectual property licenses or the availability and cost of any such licenses. Those costs, and their impact on our earnings, could be material. Damages in patent infringement cases may also include treble damages in certain circumstances. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could materially adversely affect our operating results. We are currently being sued in patent infringement actions related to use of technologies in our DTH business. There can be no assurance that the courts will conclude that our services or the products used to transmit or receive our services do not infringe on the rights of third parties, that we or the manufacturers would be able to obtain licenses from these persons on commercially reasonable terms or, if we were unable to obtain such licenses, that we or the manufacturers would be able to redesign our services or the products used to transmit or receive our services to avoid infringement. The final disposition of these claims is not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations for any one period. Further, no assurance can be given that any adverse outcome would not be material to our consolidated financial position.

The ability to maintain FCC licenses and other regulatory approvals is critical to our business.

        If we do not obtain all requisite U.S. regulatory approvals for the construction, launch and operation of any of our existing or future satellites for the use of frequencies at the orbital locations planned for these satellites or for the provision of service, or the licenses obtained impose operational restrictions on us, our ability to generate revenue and profits could be materially adversely affected. In addition, under certain circumstances, existing licenses are subject to revocation or modification and upon expiration, renewal may not be granted. If existing licenses are not renewed, or are revoked or materially modified, our ability to generate revenue could be materially adversely affected.

        In certain cases, satellite system operators are obligated by governmental regulation and procedures of the ITU to coordinate the operation of their systems with other users of the radio spectrum in order to avoid causing interference to those other users. Coordination may require a satellite system operator to reduce power, avoid operating on certain frequencies, relocate its satellite to another orbital location and/or otherwise modify planned or existing operations. For example, the FCC has conditionally granted Spectrum Five authority to provide DBS service using frequencies assigned to it by the Government of the Netherlands from an orbital slot located halfway between slots at which we currently operate and recently denied a petition for reconsideration of that decision. Other operators have filed similar requests for DBS operating authority. We believe this closer proximity, if permitted, significantly increases the risk of interference which could adversely affect the quality of service provided to our subscribers. We may not be able to successfully coordinate our satellites to the extent we are required to do so, and any modifications we make in the course of coordination, or any inability to successfully coordinate, may materially adversely affect our ability to generate revenue or offer new services in the future. In addition, the FCC is currently conducting a rulemaking proceeding to consider, among other things, the adoption of operating parameters under which such "tweener" systems would be automatically deemed coordinated.

        Other regulatory risks include, among others:

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  the relocation of satellites to different orbital locations if the FCC determines that relocation is in the public interest;

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  the denial by the FCC of an application to replace an existing satellite with a new satellite or to operate a satellite beyond the term of its current authorization;

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  the loss of authorizations to operate satellites on certain frequencies at certain locations if we do not construct, launch and operate satellites into those locations by certain dates; and

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  the authorization by the United States or foreign governments of the use of frequencies by third party satellite or terrestrial facilities that have the potential to interfere with communication to or from our satellites, which could interfere with our contractual obligations or services to subscribers or other business operations.

        All of our FCC satellite authorizations are subject to conditions imposed by the FCC in addition to the FCC's general authority to modify, cancel or revoke those authorizations. Use of FCC licenses and conditional authorizations are often subject to conditions, including technical requirements and implementation deadlines. Failure to comply with such requirements, or comply in a timely manner, could lead to the loss of authorizations and could have a material adverse effect on our ability to generate revenue. For example, loss of an authorization could potentially reduce the amount of programming and other services available to our subscribers. The materiality of such a loss of authorization would vary based upon, among other things, the orbital location at which the frequencies may be used.

        In addition, many of our authorizations and pending applications will be subject to petitions and oppositions filed by several companies, and there can be no assurance that our authorizations will not be cancelled, revoked or modified or that our applications will not be denied. Moreover, the FCC recently adopted new rules for licensing satellites that may limit our ability to file applications and secure licenses in the future.

        Moreover, our systems operate over spectral resources that are sometimes shared by other satellite or terrestrial systems. For example, the FCC is now considering issues related to operations in the 17/24 GHz Broadcasting-Satellite Service (sometimes also known as the "reverse band" because uplinks operate in traditional DBS downlink spectrum). Depending on the outcome of these rules, 17/24 GHz BSS operations could interfere with our operations. Likewise, the FCC is considering certain requests, including requests for rule waivers, in connection with the multichannel video distribution and data service, or MVDDS, a terrestrial service that operates in DBS spectrum. Were the FCC to grant such requests, we could be subject to harmful interference from MVDDS operators, which could lead to increased frequency of service outages for subscribers in certain areas.

        Congress has continued to shape the scope of the FCC's regulatory authority and enact legislation that affects our business. In addition, FCC proceedings to implement legislation and enact additional regulations are ongoing. The outcomes of these legislative or regulatory proceedings or their effect on our business cannot be predicted.

Our Parent's principal stockholder has significant influence over our management and over actions requiring stockholder approval and its interests may differ from the interests of the holders of the notes.

        As of the closing of the transaction in which Liberty acquired News Corporation's interest in our Parent on February 27, 2008, Liberty Media acquired approximately 41% of the issued and outstanding shares of our Parent's common stock. Subsequently, on April 3, 2008, Liberty Media announced that it had purchased an additional 78.3 million shares of the common stock of our Parent in a private transaction which increased Liberty Media's beneficial ownership to approximately 48%. Currently, Liberty Media owns approximately 50% of our Parent's outstanding common stock. Liberty Media recently announced that its Board of Directors has authorized its management to proceed with development of a plan to distribute to the holders of Liberty Entertainment tracking stock, shares of a subsidiary that will hold the business and assets currently attributed to the Liberty Entertainment group, including its interest in our Parent. If the transaction is completed as currently contemplated, the assets of the new company would be comprised of approximately 50% of our Parent, 100% of Starz Entertainment, FUN Technologies, and Liberty Sports Holdings, LLC, 50% of GSN, LLC and 37% of Wildblue Communications, Inc. John C. Malone, Chairman of the Board of Liberty Media, has been elected the Chairman of our Parent's Board of Directors. Additionally, two other current Liberty Media executives are members of our Parent's Board of Directors. As a result, Liberty Media may have significant influence relating to our management and actions that require approval by the stockholders of our Parent. The interests of Liberty Media may differ from the interests of holders of the notes.

The FCC imposed conditions in connection with the Liberty Transaction that may affect our operations.

        In approving Liberty Media's acquisition of News Corporation's interest in our Parent, the FCC imposed a number of regulatory conditions on our Parent and Liberty Media, some of which directly or indirectly affect our business. In particular, the FCC imposed a condition requiring our Parent and Liberty Media to certify by February 25, 2009 either (1) that all of the attributable interests connecting DIRECTV-Puerto Rico and Liberty Cablevision Puerto Rico, Ltd. have been severed, either by divestiture or otherwise making the interests non-attributable under the FCC's rules, or (2) that all applications necessary for regulatory approval to achieve such non-attributable status have been filed with the FCC. The FCC also imposed program carriage conditions, intended to prevent discrimination against all forms of unaffiliated programming; and certain program access conditions, intended to ensure non-discriminatory access to much of the programming carried on the DIRECTV service. These latter conditions were similar to those applicable to our Parent and News Corporation prior to the Liberty Transaction. We cannot predict what effect our compliance with or the FCC's enforcement of these conditions will have on our business.

We have significant debt.

        We have sustained significant losses in the past and have significant amounts of debt. If we do not have sufficient income or other sources of cash, it could affect our ability to service debt and pay other obligations.

Our results are impacted by the effect of, and changes in, U.S. economic conditions and weakening economic conditions may reduce subscriber spending on video, Internet and phone services and subscriber additions and may increase our subscriber churn.

        Our business may be affected by factors in the United States that are beyond our control, such as downturns in economic activity in a region or in the MVPD industry. Factors such as interest rates and health of the housing market may impact our business. A substantial portion of our revenues comes from residential customers whose spending patterns may be affected by prevailing economic conditions. If these conditions continue, our rate of subscriber growth could decline and our churn rate could increase which would have a material adverse effect on our earnings and financial performance.

We face risks arising from the outcome of various litigation matters.

        We are involved in various litigation matters, including those arising in the ordinary course of business and those described under the caption "Legal Proceedings" beginning on page 85. While we do not believe that any of these litigation matters alone or in the aggregate will have a material effect on our consolidated financial position, an adverse outcome in one or more of these matters could be material to our consolidated results of operations and cash flows for any one period. Further, no assurance can be given that any adverse outcome would not be material to our consolidated financial position.

We may face other risks described from time to time in periodic reports filed by us with the Commission.

        We urge you to consider the above risk factors carefully in evaluating forward-looking statements contained in this prospectus. The forward-looking statements included in this prospectus are made only as of the date of this prospectus and we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

Risks Related to the Notes

We have substantial indebtedness and depend upon the earnings of our subsidiaries to make payments on our indebtedness.

        As of June 30, 2008, we, together with our subsidiaries, have approximately $5.9 billion of outstanding indebtedness. We are a holding company with limited assets other than the capital stock of our subsidiaries. Our ability to service our debt obligations is therefore dependent upon the earnings of our subsidiaries and our receipt of funds from our subsidiaries in the form of loans, dividends or other payments. We do not have, and may not in the future have, any assets other than our ownership interests in our subsidiaries, limited programming assets and the intellectual property license from DIRECTV Group. Our subsidiaries' ability to make any payments to us will depend on their capacity to incur additional indebtedness, business and tax considerations, legal and regulatory restrictions and economic conditions. For example, under Delaware law, our subsidiaries may not make distributions or pay dividends to us if, after giving effect to those distributions or dividends, the liabilities of any such subsidiary would exceed the fair value of its assets. We cannot predict what the value of our subsidiaries' assets or the amount of their liabilities will be in the future and whether these values or amounts will permit the payment of distributions or dividends to us. Future borrowings by our domestic subsidiaries may contain restrictions or prohibitions on the payment of distributions and dividends by those subsidiaries to us. Accordingly, we cannot assure you that we will be able to pay our principal and interest obligations on the notes in a timely manner or at all.

Restrictive covenants in the documents governing our indebtedness may limit our ability to undertake certain types of transactions.

        As a result of various restrictive covenants in the indenture governing the notes, the indentures governing our Existing Notes and in the credit agreement governing our existing senior secured credit facility, our financial flexibility will be restricted in a number of ways. The indentures governing our Existing Notes currently subject, and the indenture governing the notes will subject, us and our restricted subsidiaries to significant financial and other restrictive covenants, including restrictions on our ability to incur additional indebtedness, place liens upon assets, make distributions, pay dividends or make certain other restricted payments and investments, consummate certain asset sales, enter into certain transactions with affiliates, conduct businesses other than our current or related businesses, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. The indentures also require us to satisfy certain financial condition tests prior to incurring certain debt or liens or making certain restricted payments and investments.

        Our existing senior secured credit facility also requires us to meet certain financial ratios and tests on an ongoing basis that may require us to take action and reduce debt or act in a manner contrary to our business objectives. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. We cannot assure that we will meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants would result in a default under our existing senior secured credit facility and the indentures. If an event of default under our existing senior secured credit facility occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In such an event, we cannot assure you that we would have sufficient assets to pay amounts due on the notes. As a result, you may receive less than the full amount you would otherwise be entitled to receive on the notes.

        Notwithstanding the restrictions described above, the terms of our existing senior secured credit facility and indentures (including the indenture governing the notes) currently give us substantial flexibility to undertake certain transactions which could be adverse to the interests of holders of the notes. For instance, the terms of our existing senior secured credit facility, the indentures for the Existing Notes and the indenture for the notes offered hereby allow us to incur substantial additional indebtedness. Additionally, the restricted payments "build-up basket" under the indentures governing the Existing Notes and the notes exchanged hereby would currently permit us to make restricted payments of up to $7.3 billion as of June 30, 2008.

The notes will be effectively subordinated to our secured debt.

        The notes are our unsecured obligations and are effectively subordinated to our existing and future secured debt, including obligations under our existing senior secured credit facility, to the extent of the value of the assets securing that debt. As of June 30, 2008, we, together with our subsidiaries, have approximately $5.9 billion of senior indebtedness, of which approximately $2.5 billion is secured. We also have the ability to incur an additional $500.0 million of secured debt under our revolving credit facility. The effect of this subordination is that if we or a subsidiary guarantor are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any debt under our existing senior secured credit facility or other secured debt, our assets and those of our subsidiary guarantors that secure debt will be available to pay obligations on the notes only after all debt under our existing senior secured credit facility or other secured debt has been paid in full from those assets. We may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. See "Description of Registered Notes" and "Description of Other Indebtedness—Senior Secured Credit Facility."

Certain covenants contained in the indentures governing the notes and the Existing Notes will not be applicable at any time after the notes are first rated investment grade notwithstanding that the notes may not maintain such ratings.

        The indentures governing the Existing Notes and the notes provide, that certain covenants will no longer be applicable to us from and after the first date on which the notes or the Existing Notes are rated investment grade. The covenants restrict, among other things, our ability to pay dividends, incur debt, and to enter into certain other transactions. There can be no assurance that the notes or the Existing Notes will ever be rated investment grade, or that if they are rated investment grade, the notes or the Existing Notes will maintain such rating. However, termination of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force even if the notes or the Existing Notes are subsequently downgraded below investment grade. See "Description of Registered Notes—Termination of Covenants."

We must offer to repurchase the Existing Notes in certain circumstances under which we would not need to make a similar offer to repurchase the notes offered hereby.

        The indentures governing the notes offered hereby and the Existing Notes require that, upon the occurrence of a "Change of Control", as such term is defined in each of these indentures, we must make an offer to repurchase the notes governed thereunder at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of the repurchase.

        The definition of "Change of Control" in the indenture governing the notes exchanged hereby differs from the corresponding definition in both the indentures governing the Existing Notes, with respect to Liberty Media. The members of the Liberty Group (as defined under the indenture governing these notes) are "permitted holders" under the indenture governing the notes offered hereby. However, the members of the Liberty Group are not "permitted holders" under the indentures governing the Existing Notes. This means that if members of the Liberty Group were to acquire a number of shares of our Parent's voting securities or take other actions that would result in a change of control under the provisions of the relevant indentures combined with a related decline in the credit ratings for the Existing Notes, we would be required to make an offer to purchase our Existing Notes but would not be required to make an offer to repurchase the notes offered hereby. We may be unable to finance any change of control payment when required. If the share repurchase program that has been authorized by the Board of Directors of our Parent is completed, Liberty Media and its affiliates are likely to become the beneficial owners of more than 50% of our Parent's outstanding voting securities. The determination of beneficial ownership under the indentures governing the notes and the Existing Notes is made by reference to the Exchange Act and the rules and regulations thereunder. Although the Liberty Agreement imposes limitations on Liberty Media's voting interest in Parent in excess of 47.888% for purposes of our Parents' amended and restated certificate of incorporation, it will not change the way in which beneficial ownership is treated for purposes of the definition of Change of Control in the indentures governing the notes and the Existing Notes. As a result, the implementation of the share repurchase program if accompanied by a Ratings Decline (as defined in the indentures governing the Existing Notes) at the time of or in connection with such change of control and directly attributable to such change of control, may cause a change of control triggering event under the indentures governing the Existing Notes but not under the indenture governing the notes.

We may be unable to repurchase the notes upon a change of control triggering event.

        There is no sinking fund with respect to the notes, and the entire outstanding principal amount of the notes will become due and payable at maturity. If we experience a change of control triggering event, you may require us to repurchase all or a portion of your notes prior to maturity. See "Description of Registered Notes—Change of Control and Rating Decline." We cannot assure you that we will have enough funds to pay our obligations under the notes upon a change of control triggering event. In addition, our existing senior secured credit facility will prohibit such a repayment and any of our future debt agreements may prohibit our repayment of the notes in that event. Accordingly, we may be unable to satisfy our obligations to purchase your notes unless we are able to refinance or obtain waivers under our existing senior secured credit facility or any future senior indebtedness.

A court may void the guarantees of the notes or subordinate the guarantees to other obligations of the subsidiary guarantors.

        Our obligations under the notes are guaranteed jointly and severally by all of our domestic subsidiaries. It is possible that the creditors of the guarantors may challenge the guarantees as a fraudulent conveyance under relevant federal and state statutes. Although standards may vary depending on the applicable law, generally under United States federal bankruptcy law and comparable provisions of state fraudulent transfer laws, if a court were to find that, among other things, at the time any guarantor of the notes incurred the debt evidenced by its guarantee of the notes, the guarantor either:

  •
  was insolvent or rendered insolvent by reason of the incurrence of the guarantee;

  •
  was engaged or about to engage in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital;

  •
  was a defendant in an action for money damages, or had a judgment for money damages docketed against it, if in either case, after a final judgment, the judgment remained unsatisfied; or

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature;

  •
  and that guarantor:
  •
  received less than the reasonable equivalent value or fair consideration for the incurrence of its guarantee; or

  •
  incurred the guarantee or made related distributions or payments with the intent of hindering, delaying or defrauding creditors;

        There is a risk that the guarantee of that guarantor could be voided by a court, or claims by holders of the notes under the guarantee could be subordinated to other debts of that guarantor. In addition, any payment by the guarantor pursuant to its guarantee could be required to be returned to that guarantor, or to a fund for the benefit of the creditors of that guarantor.

        The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding. Generally, however, a guarantor of the notes would be considered insolvent if:

  •
  the sum of its debts, including contingent liabilities, was greater than the fair value of all of its assets at a fair valuation;

  •
  the present fair value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts as they become due.

DIRECTV Group or its principal stockholder may have interests that conflict with those of the noteholders.

        We are a wholly-owned subsidiary of DIRECTV Group. As our sole owner, DIRECTV Group controls our fundamental corporate policies and transactions, including, but not limited to, the approval of significant corporate transactions, including a change of control. The interests of DIRECTV Group as equity holder may differ from your interests as a holder of the notes. For example, our controlling equity holder may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investments, even though those transactions might involve risks to you as holders of the notes.

        As described above, Liberty Media has significant influence relating to management of our Parent and actions that require stockholder approval. The interests of Liberty Media may differ from the interests of other holders of our Parent's common stock and Liberty Media may have interests as an equity holder of our Parent that may differ from your interests as a holder of the notes.

Risks Relating to the Exchange Offer

Your original notes will not be accepted for exchange if you fail to follow the exchange offer procedures.

        We will not accept your original notes for exchange if you do not follow the exchange offer procedures. We will issue registered notes as part of this exchange offer only after a timely receipt of your original notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you wish to tender your original notes, please allow sufficient time to ensure timely delivery. If we do not receive your original notes, letter of transmittal and other required documents by the time of expiration of the exchange offer, we will not accept your original notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange. If there are defects or irregularities with respect to your tender of original notes, we will not accept your original notes for exchange.

If you do not exchange your original notes, there will be restrictions on your ability to resell your original notes.

        Following the exchange offer, original notes that you do not tender or that we do not accept will be subject to transfer restrictions. Absent registration, any untendered original notes may therefore be offered or sold only in transactions that are not subject to, or that are exempt from, the registration requirements of the Securities Act and applicable state securities laws.

An active trading market may not develop for these notes.

        Each series of registered notes are a new issue of securities, and there is no established trading market for the registered notes. We do not intend to apply to list the notes for trading on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result of this and the other factors listed below, an active trading market for the registered notes may not develop, in which case the market price and liquidity of the registered notes may be adversely affected.

        In addition, you may not be able to sell your registered notes at a particular time or at a price favorable to you. Future trading prices of the registered notes will depend on many factors, including:

  •
  our operating performance and financial condition;

  •
  our prospects or the prospects for companies in our industry generally;

  •
  our ability to complete the exchange offer;

  •
  the interest of securities dealers in making a market in the notes;

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  the market for similar securities;

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  prevailing interest rates; and

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  the other factors described in this prospectus under "Risk Factors."

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the registered notes will be subject to disruptions. A disruption may have a negative effect on you as a holder of the registered notes, regardless of our prospects or performance.

 THE EXCHANGE OFFER

Purpose and Effect

        We issued the original notes on May 14, 2008 in a transaction exempt from registration under the Securities Act. In connection with the original issuance, we entered into the registration rights agreement. The registration rights agreement requires that we file a registration statement under the Securities Act with respect to the registered notes to be issued in the exchange offer and, upon the effectiveness of the registration statement, offer to you the opportunity to exchange your original notes for a like principal amount of registered notes. Except as set forth below, these registered notes will be issued without a restrictive legend and, we believe, may be reoffered and resold by you without registration under the Securities Act. After we complete the exchange offer, our obligations with respect to the registration of the original notes and the registered notes will terminate, except as provided in the last paragraph of this section. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. Notwithstanding anything to the contrary set forth in this prospectus, this exchange offer is not being made to you, and you may not participate in the exchange offer, if (a) you are our "affiliate" within the meaning of Rule 405 of the Securities Act or (b) you are a broker-dealer that acquired original notes directly from us. We will not be required to pay any liquidated damages, assuming:

  •
  we have exchanged the registered notes for the original notes within 220 days of the date that the original notes were issued; and

  •
  if we are required to file a shelf registration statement, such shelf registration statement is declared effective by the SEC within 180 days of the date we notify the holders and the trustee of such requirement.

        Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties unrelated to us, we believe that registered notes to be issued to you in the exchange offer may be offered for resale, resold and otherwise transferred by you, without compliance with the registration and prospectus delivery provisions of the Securities Act, unless you are a broker-dealer that receives registered notes in exchange for original notes acquired by you as a result of market-making activities or other trading activities. This interpretation, however, is based on your representation to us that:

          (1)   the registered notes to be issued to you in the exchange offer are acquired in the ordinary course of your business;

          (2)   at the time of the commencement of the exchange offer you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the registered notes to be issued to you in the exchange offer in violation of the Securities Act;

          (3)   you are not an affiliate (as defined in Rule 405 promulgated under the Securities Act) of us;

          (4)   if you are a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of the registered notes to be issued to you in the exchange offer;

          (5)   if you are a participating broker-dealer that will receive registered notes for its own account in exchange for the original notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of the registered notes; and

          (6)   you are not acting on behalf of any persons or entities who could not truthfully make the foregoing representations.

        If you have any of the disqualifications described above or cannot make each of the representations set forth above, you may not rely on the interpretations by the staff of the Commission referred to above. Under those circumstances, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a sale, transfer or other disposition of any notes unless you are able to utilize an applicable exemption from all of those requirements. In addition, each broker-dealer that receives registered notes in the exchange offer for its own account in exchange for original notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those registered notes. See "Plan of Distribution."

        If you will not receive freely tradeable registered notes in the exchange offer or are not eligible to participate in the exchange offer, you can elect, by indicating on the letter of transmittal and providing additional necessary information, to have your original notes registered in a "shelf" registration statement on an appropriate form pursuant to Rule 415 under the Securities Act. If we are obligated to file a shelf registration statement, we will be required to use our commercially reasonable efforts to keep the shelf registration statement effective for a period of two years following the date of issuance of original notes or such shorter period that will terminated when:

          (1)   all of the original notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement;

          (2)   all of the original notes have been exchanged pursuant to the exchange offer;

          (3)   all of the original notes covered by the shelf registration statement cease to be outstanding for purposes of the indenture governing the notes;

          (4)   all of the original notes are eligible to be sold to the public under Rule 144 of the Securities Act; or

          (5)   a subsequent shelf registration statement covering all of the original notes covered by and not sold under the initial shelf registration statement or earlier subsequent registration statement has been declared effective under the Securities Act.

        Other than as set forth in this paragraph, you will not have the right to require us to register your original notes under the Securities Act. See "—Procedures for Tendering" below.

        In certain circumstances set forth in the registration rights agreement, including if the exchange offer is not consummated (or, if required, the shelf registration statement is not declared effective) on or before the date that is 220 days after the closing date (each, a "Target Registration Date"), the annual interest rate borne by the notes will be increased by 0.25% per annum, with respect to the first 90 days after the applicable Target Registration Date, and, if the exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) prior to the end of each 90-day period thereafter, the interest rate borne by the notes will increase by an additional 0.25% per annum up to a maximum increase for all such registration defaults of 1.00% per annum, in each case until the exchange offer is completed or the shelf registration statement is declared effective.

Consequences of Failure to Exchange

        After we complete the exchange offer, if you have not tendered your original notes, you will not have any further registration rights, except as set forth above. Your original notes will continue to be subject to restrictions on transfer. Therefore, the liquidity of the market for your original notes could be adversely affected upon completion of the exchange offer if you do not participate in the exchange offer.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all original notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount of registered notes in exchange for each $1,000 principal amount of original notes accepted in the exchange offer. You may tender some or all of your original notes pursuant to the exchange offer. However, original notes may be tendered only in integral multiples of $1,000 principal amount.

        The form and terms of the registered notes are substantially the same as the form and terms of the original notes, except that the registered notes to be issued in the exchange offer have been registered under the Securities Act and will not bear legends restricting their transfer. The registered notes will be issued pursuant to, and entitled to the benefits of, the indenture. The indenture also governs the original notes. The registered notes and the original notes will be deemed a single issue of notes under the indenture.

        As of the date of this prospectus, $1.5 billion in aggregate principal amount of original notes were outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders and to others believed to have beneficial interests in the original notes. You do not have any appraisal or dissenters' rights in connection with the exchange offer under the General Corporation Law of the State of Delaware or the indenture. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated under the Exchange Act.

        We will be deemed to have accepted validly tendered original notes when, as, and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as our agent for the tendering holders for the purpose of receiving the registered notes from us. If we do not accept any tendered notes because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, we will return certificates for any unaccepted original notes, without expense, to the tendering holder as promptly as practicable after the expiration date.

        You will not be required to pay brokerage commissions or fees or, except as set forth below under "—Transfer Taxes," transfer taxes with respect to the exchange of your original notes in the exchange offer. We will pay all charges and expenses, other than applicable taxes, in connection with the exchange offer. See "—Fees and Expenses" below.

Expiration Date; Amendments

        The exchange offer will expire at 5:00 p.m., New York City time, on                        , 2008, unless we determine, in our sole discretion, to extend the exchange offer, in which case, it will expire at the later date and time to which it is extended. We do not intend to extend the exchange offer, although we reserve the right to do so. If we determine to extend the exchange offer, we do not intend to extend it beyond                        , 2008. If we extend the exchange offer, we will give oral or written notice of the extension to the exchange agent and give each registered holder notice by means of a press release or other public announcement of any extension prior to 9:00 a.m., New York City time, on the next business day after the scheduled expiration date.

        We also reserve the right, in our sole discretion,

          (1)   subject to applicable law, to extend the exchange offer and delay accepting any original notes or, if any of the conditions set forth below under "—Conditions" have not been satisfied or waived, to terminate the exchange offer by giving oral or written notice of the delay or termination to the exchange agent, or

          (2)   to amend the terms of the exchange offer in any manner, by complying with Rule 14e-l(d) under the Exchange Act to the extent that rule applies. If we make any material amendment to the terms of the exchange offer or waive any material condition, we will keep the exchange offer open for at least five business days after we notify you of such change or waiver. If we make a material change to the terms of the exchange offer, it may be necessary for us to provide you with an amendment to this prospectus reflecting that change. We may only delay, terminate or amend the offer prior to its expiration.

        We acknowledge and undertake to comply with the provisions of Rule 14e-l(c) under the Exchange Act, which requires us to return the original notes surrendered for exchange promptly after the termination or withdrawal of the exchange offer. We will notify you as promptly as we can of any extension, termination or amendment.

Procedures for Tendering

  Book-Entry Interests

        The original notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

        If you hold your original notes in the form of book-entry interests and you wish to tender your original notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent on or prior to the expiration date either:

          (1)   a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

          (2)   a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

        In addition, in order to deliver original notes held in the form of book-entry interests:

          (1)   a timely confirmation of book-entry transfer of such original notes into the exchange agent's account at DTC pursuant to the procedure for book-entry transfers described below under "—Book-Entry Transfer" must be received by the exchange agent prior to the expiration date; or

          (2)   you must comply with the guaranteed delivery procedures described below.

        The method of delivery of original notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or original notes to us. You may request your broker, dealer, commercial bank, trust company, or nominee to effect the above transactions for you.

  Certificated Original Notes

        Only registered holders of certificated original notes may tender those notes in the exchange offer. If your original notes are certificated notes and you wish to tender those notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent, on or prior to the expiration date, a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under "—Exchange Agent." In addition, in order to validly tender your certificated original notes:

          (1)   the certificates representing your original notes must be received by the exchange agent prior to the expiration date; or

          (2)   you must comply with the guaranteed delivery procedures described below.

Procedures Applicable to All Holders

        If you tender an original note and you do not withdraw the tender prior to the expiration date, you will have made an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        If your original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your original notes, either make appropriate arrangements to register ownership of the original notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless:

          (1)   original notes tendered in the exchange offer are tendered either

            (A)  by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

            (B)  for the account of an eligible institution; and

          (2)   the box entitled "Special Registration Instructions" on the letter of transmittal has not been completed.

        If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program.

        If the letter of transmittal is signed by a person other than you, your original notes must be endorsed or accompanied by a properly completed bond power and signed by you as your name appears on those original notes.

        If the letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

        We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered original notes. This determination will be final and binding. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

        You must cure any defects or irregularities in connection with tenders of your original notes within the time period we will determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of original notes, neither we, the exchange agent nor any other person will incur any liability for failure to give this notification. Your tender will not be deemed to have been made and your notes will be returned to you if:

          (1)   you improperly tender your original notes;

          (2)   you have not cured any defects or irregularities in your tender; and

          (3)   we have not waived those defects, irregularities or improper tender.

        The exchange agent will return your original notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration of the exchange offer.

        In addition, we reserve the right in our sole discretion to:

          (1)   purchase or make offers for, or offer registered notes for, any original notes that remain outstanding subsequent to the expiration of the exchange offer;

          (2)   terminate the exchange offer; and

          (3)   to the extent permitted by applicable law, purchase notes in the open market, in privately negotiated transactions or otherwise.

        The terms of any of these purchases or offers could differ from the terms of the exchange offer.

        By tendering, you will represent to us that, among other things:

          (1)   the registered notes to be issued to you in the exchange offer are acquired in the ordinary course of your business;

          (2)   at the time of the commencement of the exchange offer you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the registered notes to be issued to you in the exchange offer in violation of the Securities Act;

          (3)   you are not an affiliate (as defined in Rule 405 promulgated under the Securities Act) of us;

          (4)   if you are a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of the registered notes to be issued to you in the exchange offer;

          (5)   if you are a participating broker-dealer that will receive registered notes for its own account in exchange for the original notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of the registered notes; and

          (6)   you are not acting on behalf of any persons or entities who could not truthfully make the foregoing representations.

        In all cases, issuance of registered notes for original notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for your original notes or a timely book-entry confirmation of your original notes into the exchange agent's account at DTC, a properly completed and duly executed letter of transmittal, or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered original notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if original notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged original notes, or original notes in substitution therefor, will be returned without expense to you. In addition, in the case of original notes, tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged original notes will be credited to your account maintained with DTC promptly after the expiration or termination of the exchange offer.

  Guaranteed Delivery Procedures

        If you desire to tender your original notes and your original notes are not immediately available, time will not permit your original notes or other required documents to reach the exchange agent before the time of expiration or you cannot complete the procedure for book-entry on a timely basis, you may tender if:

          (1)   you tender through an eligible financial institution;

          (2)   on or prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution, a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

          (3)   the certificates for all certificated original notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

        The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery.

The notice of guaranteed delivery must set forth:

          (1)   your name and address;

          (2)   the amount of original notes you are tendering; and

          (3)   a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the execution of the notice of guaranteed delivery, the eligible institution will deliver the following documents to the exchange agent: (A) the certificates for all certificated original notes being tendered, in proper form for transfer or a book-entry confirmation of tender;

            (B)  a written or facsimile copy of the letter of transmittal, or a book-entry confirmation instead of the letter of transmittal; and

            (C)  any other documents required by the letter of transmittal.

Book-Entry Transfer

        The exchange agent will establish an account with respect to the book-entry interests at DTC for purposes of the exchange offer promptly after the date of this prospectus. You must deliver your book-entry interest by book-entry transfer to the account maintained by the exchange agent at DTC for the exchange offer. Any financial institution that is a participant in DTC's systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the exchange agent's account at DTC in accordance with DTC's procedures for transfer.

        If one of the following situations occur:

          (1)   you cannot deliver a book-entry confirmation of book-entry delivery of your book-entry interests into the exchange agent's account at DTC; or

          (2)   you cannot deliver all other documents required by the letter of transmittal to the exchange agent prior to the expiration date,

then you must tender your book-entry interests according to the guaranteed delivery procedures discussed above.

Withdrawal Rights

        You may withdraw tenders of your original notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth below under "—Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date.

        The notice of withdrawal must:

          (1)   state your name;

          (2)   identify the specific original notes to be withdrawn, including the certificate number or numbers and the principal amount of withdrawn notes;

          (3)   be signed by you in the same manner as you signed the letter of transmittal when you tendered your original notes, including any required signature guarantees or be accompanied by documents of transfer sufficient for the exchange agent to register the transfer of the original notes into your name; and

          (4)   specify the name in which the original notes are to be registered, if different from yours.

        We will determine all questions regarding the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any original notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any original notes which have been tendered for exchange but which are not exchanged for any reason will be returned to you without cost as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following one of the procedures described under "—Procedures for Tendering" above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

        Notwithstanding any other provision of the exchange offer and subject to our obligations under the registration rights agreement, we will not be required to accept for exchange, or to issue registered notes in exchange for, any original notes and may terminate or amend the exchange offer, if at any time before the acceptance of any original notes for exchange any of the following events occur:

          (1)   the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC;

          (2)   an injunction, order or decree has been issued that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer;

          (3)   an action or proceeding has been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer;

          (4)   all governmental approvals have not been obtained, which approvals we deem necessary for the consummation of the exchange offer;

          (5)   there has been any material change, or development involving a prospective material change, in our business or financial affairs which, in our reasonable judgment, would materially impair our ability to consummate the exchange offer; or

          (6)   there has been proposed, adopted or enacted any law, statute, rule or regulation which, in our reasonable judgment, would materially impair our ability to consummate the exchange offer or have a material adverse effect on us if the exchange offer was consummated.

        These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to them, subject to applicable law. We also may waive in whole or in part at any time and from time to time any particular condition in our sole discretion. If we waive a condition, we may be required, in order to comply with applicable securities laws, to extend the expiration date of the exchange offer. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of these rights and these rights will be deemed ongoing rights which may be asserted at any time (in the case of any condition involving governmental approvals necessary to the consummation of the exchange offer) and from time to time prior to the time of expiration (in the case of all other conditions).

        In addition, we will not accept for exchange any original notes tendered, and no registered notes will be issued in exchange for any of those original notes, if at the time the notes are tendered any stop order is threatened by the Commission or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939.

        In addition, we will not accept for exchange any original notes tendered, and no registered notes will be issued in exchange for any of those original notes, if at the time the notes are tendered any stop order is threatened by the Commission or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

        The exchange offer is not conditioned on any minimum principal amount of original notes being tendered for exchange.

Exchange Agent

        We have appointed The Bank of New York Mellon as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:
The Bank of New York Mellon Attention: Corporate Trust Operations—Reorganization Unit 101 Barclay Street—7 East New York, NY 10286
By Hand or by Overnight Courier:
The Bank of New York Mellon Attention: Corporate Trust Operations—Reorganization Unit 101 Barclay Street—7 East New York, NY 10286
By Facsimile: (212) 298-1915	By Telephone: (212) 815-5920
Attention: Carolle Montreuil

        The exchange agent also acts as trustee under the indenture.

Fees and Expenses

        We will not pay brokers, dealers, or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail. Additional solicitations, however, may be made in person or by telephone by our officers and employees.

        We will pay the estimated cash expenses to be incurred in connection with the exchange offer.

Transfer Taxes

        You will not be obligated to pay any transfer taxes in connection with a tender of your original notes for exchange unless you instruct us to register registered notes in the name of, or request that original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder, in which event the registered tendering holder will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

        We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the cost of the exchange offer over the term of the registered notes under accounting principles generally accepted in the United States of America.

Participating Broker-Dealers

        Each broker-dealer that receives registered notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. See "Plan of Distribution."

 USE OF PROCEEDS

        The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the exchange offer. The net proceeds from the offering of original notes was approximately $1.49 billion, after expenses of the offering. We used the net proceeds from the offering of original notes for general corporate purposes, including to pay a dividend to our parent, DIRECTV Group, to fund purchases of stock under its share repurchase program.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and total capitalization as of June 30, 2008. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and related notes contained in this prospectus, before deciding to participate in the exchange offer.

(Dollars in millions)	As of June 30, 2008
Cash and cash equivalents	$1,337

Long-term debt, including current portion:
Senior secured credit facility	$2,455
8 3/8% senior notes due 2013	910
6 3/8% senior notes due 2015	1,000
7 5/8% senior notes due 2016 offered hereby	1,500
Other	2

Total long-term debt, including current portion	5,867

Total owner's equity	2,906

Total capitalization	$8,773

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following selected financial data have been derived from, and should be read in conjunction with, our consolidated financial statements. The consolidated statements of operations data for each of the three years in the period ended December 31, 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, our independent registered public accountants. The consolidated statement of operations data for the years ended December 31, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements which have not been presented in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2007 and 2008, and the consolidated balance sheet data as of June 30, 2008 have been derived from our unaudited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring items, necessary to present fairly such data. The unaudited consolidated financial statements and notes thereto for the six months ended June 30, 2008 and 2007 and as of June 30, 2008 are included elsewhere in this prospectus. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of the results of operations which may be expected for the full 2008 fiscal year.

        You should read the following financial information in conjunction with the sections entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business," and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years ended December 31,					Six months ended June 30,
(Dollars in millions)	2003	2004	2005	2006(1)	2007	2007	2008
Consolidated statements of operations data:
Revenues	$7,696	$9,764	$12,216	$13,744	$15,527	$7,265	$8,245
Total operating costs and expenses	7,237	9,742	11,414	11,396	13,125	5,977	6,935
Operating profit	459	22	802	2,348	2,402	1,288	1,310
Income (loss) before cumulative effect of accounting changes	164	(109)	325	1,356	1,359	741	734
Net income (loss)(9)	164	(420)	325	1,356	1,359	741	734

	As of December 31,
						As of June 30, 2008
	2003	2004	2005	2006	2007
Consolidated balance sheet data:
Cash and cash equivalents	$416	$35	$1,165	$1,356	$802	$1,337
Total current assets	1,751	1,331	2,727	2,909	2,547	2,948
Total assets	7,115	8,994	10,525	11,687	12,297	12,546
Long-term debt, including current portion	2,625	3,287	3,413	3,405	3,395	5,867
Total owner's equity	2,140	2,379	3,296	4,388	4,740	2,905

	Years ended December 31,					Six months ended June 30,
(Dollars in millions)	2003	2004	2005	2006(1)	2007	2007	2008
Other data:
Net cash flows provided by operating activities	$787	$425	$1,283	$2,342	$2,909	$1,390	$1,551
Net cash flows used in investing activities	(388)	(1,634)	(750)	(1,779)	(2,335)	(1,176)	(818)
Net cash flows provided by (used in) financing activities	2	828	597	(372)	(1,128)	(36)	(198)
Depreciation and amortization expense	497	561	698	873	1,448	643	965
Capital expenditures	389	672	782	1,809	2,330	1,164	842
Total subscriber acquisition costs(2)	1,784	2,645	2,676	2,443	2,663	1,238	1,318
OPBDA(3)	956	583	1,500	3,221	3,850	1,931	2,275

	Years Ended December 31,					Six months ended June 30,
	2003	2004	2005	2006	2007	2007	2008
Subscriber data:
Total number of subscribers at the end of period (000's)(4)	12,212	13,940	15,133	15,953	16,831	16,316	17,164
Average monthly revenue per subscriber (ARPU)(5)	$63.92	$66.95	$69.61	$73.74	$79.05	$74.96	$80.79
Average monthly subscriber churn %(6)	1.55%	1.59%	1.70%	1.60%	1.51%	1.51%	1.42%
Average subscriber acquisition costs per subscriber (SAC)(7)	$593	$643	$642	$641	$692	$677	$709
Gross subscriber additions (000's)	3,206	4,218	4,170	3,809	3,847	1,829	1,858
Net subscriber additions (000's)	1,036	1,728	1,193	820	878	363	404
Ratio of earnings to fixed charges(8)	2.14	—	2.84	8.40	8.74	9.31	9.19

(1)
On March 1, 2006, we introduced a new set-top receiver lease program. Prior to March 1, 2006, most set-top receivers provided to new and existing subscribers were immediately expensed upon activation as a subscriber acquisition or upgrade and retention costs in the Consolidated Statements of Operations in our Financial Statements. Subsequent to the introduction of the lease program, we lease most set-top receivers provided to new and existing subscribers, and therefore capitalize the receivers in "Property and Equipment, net" in the Consolidated Balance Sheets in our Financial Statements. We report the amount of set-top receivers we capitalize during the period in our Consolidated Statements of Cash Flows under the captions "Cash paid for subscriber leased equipment—subscriber acquisitions" and "Cash paid for subscriber leased equipment—upgrade and retention" in our Financial Statements.

  The following table sets forth the amount of set-top receivers we capitalized, and depreciation expense we recorded, under the lease program for the periods presented:

	Year ended December 31,		Six months ended June 30,
(Dollars in millions)	2006	2007	2007	2008
Cash paid for subscriber leased equipment—subscriber acquisitions	$599	$762	$359	$281
Cash paid for subscriber leased equipment—upgrade and retention	$473	774	382	245

Total subscriber leased equipment capitalized	$1,072	$1,536	$741	$526

Depreciation expense	$147	$645	$257	$502
(2)
We calculate total subscriber acquisition costs by adding together "Subscriber acquisition costs" as presented in the Consolidated Statements of Operations and "Cash paid for subscriber leased equipment—subscriber acquisitions" as presented in the Consolidated Statement of Cash Flows in our Financial Statements.

(3)
We calculate Operating Profit Before Depreciation and Amortization (OPBDA), which is a financial measure that is not determined in accordance with accounting principles generally accepted in the United States of America, or GAAP, by adding amounts under the caption "Depreciation and amortization expense" to

  "Operating Profit," as presented in the Consolidated Statements of Operations in our Financial Statements. This measure should be used in conjunction with GAAP financial measures and is not presented as an alternative measure of operating results, as determined in accordance with GAAP. Our management and DIRECTV Group use OPBDA to evaluate our operating performance and to allocate resources and capital. This metric is also used as a measure of performance for incentive compensation purposes and to measure income generated from operations that could be used to fund capital expenditures, service debt or pay taxes. Depreciation and amortization expense primarily represents an allocation to current expense of the cost of historical capital expenditures and for intangible assets. To compensate for the exclusion of depreciation and amortization expense from operating profit, our management and DIRECTV Group separately measure and budget for capital expenditures and business acquisitions. We believe this measure is useful to investors, along with GAAP measures (such as revenues, operating profit and net income), to compare our operating performance to other communications, entertainment and media service providers. We believe that investors use current and projected OPBDA and similar measures to estimate our current or prospective enterprise value and make investment decisions. This metric provides investors with a means to compare operating results exclusive of depreciation and amortization expense. We believe this is useful given the significant variation in depreciation and amortization expense that can result from the timing of capital expenditures, the capitalization of intangible assets, potential variations in expected useful lives when compared to other companies and periodic changes to estimated useful lives.

  A reconciliation of operating profit to OPBDA follows:

	Years ended December 31,					Six months ended June 30,
(Dollars in millions)	2003	2004	2005	2006	2007	2007	2008
Operating profit	$459	$22	$802	$2,348	$2,402	$1,288	$1,310
Add: Depreciation and amortization expense	497	561	698	873	1,448	643	965

Operating profit before depreciation and amortization	$956	$583	$1,500	$3,221	$3,850	$1,931	$2,275

(4)
The total number of subscribers represents the total number of subscribers actively subscribing to our service, including seasonal subscribers, and subscribers who are in the process of relocating and commercial equivalent viewing units. In March 2008, we implemented a change in our commercial pricing and packaging to increase our competitiveness. As a result, during the first quarter of 2008, we made a one-time downward adjustment to the subscriber count of approximately 71,000 subscribers related to commercial equivalent viewing units. This adjustment did not affect our revenue, operating profit, cash flows, net subscriber additions or average monthly subscriber churn.

(5)
We calculate ARPU by dividing average monthly revenues for the period (total revenues during the period divided by the number of months in the period) by the average number of our subscribers for the period. We calculate average subscribers for the period by adding the number of subscribers as of the beginning of the period and for each quarter end in the current year or period and dividing by the sum of the number of quarters in the period plus one.

(6)
Average monthly subscriber churn represents the number of subscribers whose service is disconnected, expressed as a percentage of the average total number of subscribers. We calculate average monthly subscriber churn by dividing the average monthly number of disconnected subscribers for the period (total subscribers disconnected, net of reconnects, during the period divided by the number of months in the period) by average subscribers for the period.

(7)
We calculate SAC, which represents total subscriber acquisition costs stated on a per subscriber basis, by dividing total subscriber acquisition costs for a period by the number of gross new subscribers acquired during the period. We calculate total subscriber acquisition costs for the period by adding together "Subscriber acquisition costs" expensed during the period and "Cash paid for subscriber leased equipment-subscriber acquisitions" during the period.

(8)
For the purposes of determining the ratio of earnings to fixed charges, earnings consist of the sum of the following: income (loss) from continuing operations before income taxes and cumulative effect of accounting change, fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of the sum of interest expensed and capitalized, amortization of premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense (estimated as one-third of rental expense). For the year ended December 31, 2004 earnings were insufficient to cover fixed charges by approximately $186 million.

(9)
Effective January 1, 2004, we changed our method of accounting for subscriber acquisition, upgrade and retention costs. Previously, we deferred a portion of these costs, equal to the amount of profit to be earned from the subscriber, typically over the 12 month subscriber contract, and amortized the deferred amounts to expense over the contract period. We now expense all subscriber acquisition, upgrade and retention costs as incurred as subscriber activate the DIRECTV system. We determined that expensing such costs was preferable to our prior accounting method after considering the accounting practices of our competitors and companies within similar industries and the added clarity and ease of understanding our reported results for investors. As a result of this change, on January 1, 2004, we expensed the total of the deferred costs, which amounted to $504 million ($311 million, net of taxes) as of December 31, 2003, as a cumulative effect of accounting change.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following is a discussion of our results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. Information in this section is organized as follows:

  •
  Summary Results of Operations and Financial Condition

  •
  Significant Events Affecting the Comparability of the Results of Operations

  •
  Key Terminology Used in Management's Discussion and Analysis of Financial Condition and Results of Operations

  •
  Executive Overview and Outlook

  •
  Results of Operations

  •
  Liquidity and Capital Resources

  •
  Contractual Obligations, Off-Balance Sheet Arrangements and Contingencies

  •
  Certain Relationships and Related Party Transactions

  •
  Critical Accounting Estimates

  •
  Accounting Changes and New Accounting Pronouncements

  •
  Quantitative And Qualitative Disclosures About Market Risk

  •
  Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

 SUMMARY RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Consolidated Statements of Operations

	Years Ended December 31,
	2007	2006	2005
	(Dollars in Millions, Except Per Subscriber Amounts)
Revenues	$15,527	$13,744	$12,216
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	6,681	5,830	5,050
Subscriber service expenses	1,137	1,057	935
Broadcast operations expenses	216	179	146
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	1,901	1,844	2,676
Upgrade and retention costs	958	852	1,106
General and administrative expenses	784	761	803
Depreciation and amortization expense	1,448	873	698

Total operating costs and expenses	13,125	11,396	11,414

Operating profit	2,402	2,348	802
Interest income	69	69	26
Interest expense	(216)	(218)	(227)
Other, net	(5)	(4)	(68)

Income before income taxes	2,250	2,195	533
Income tax expense	(891)	(839)	(208)

Net income	$1,359	$1,356	$325

Other Data:
Operating profit	$2,402	$2,348	$802
Add: Depreciation and amortization expense	1,448	873	698

Operating profit before depreciation and amortization(1)	$3,850	$3,221	$1,500

Operating profit before depreciation and amortization—margin(1)	24.8%	23.4%	12.3%
Capital expenditures(2)	$2,330	$1,809	$782
Net cash provided by operating activities	$2,909	$2,342	$1,283
Net cash used in investing activities	(2,335)	(1,779)	(750)
Net cash (used in) provided by financing activities	(1,128)	(372)	597
Net cash provided by operating activities	$2,909	$2,342	$1,283
Less: Cash paid for property and equipment	(621)	(504)	(381)
Less: Cash paid for subscriber leased equipment—subscriber acquisitions	(762)	(599)	—
Less: Cash paid for subscriber leased equipment—upgrade and retention	(774)	(473)	—
Less: Cash paid for satellites	(169)	(222)	(367)

Free cash flow(3)	$583	$544	$535

(1)
Operating profit before depreciation and amortization, which is a financial measure that is not determined in accordance with accounting principles generally accepted in the United States of America, or GAAP, can be calculated by adding amounts under the caption "Depreciation and amortization expense" to "Operating profit." This measure should be used in conjunction with

  GAAP financial measures and is not presented as an alternative measure of operating results, as determined in accordance with GAAP. Our management and DIRECTV Group use operating profit before depreciation and amortization to evaluate the operating performance of our company and our business segments and to allocate resources and capital to business segments. This metric is also used as a measure of performance for incentive compensation purposes and to measure income generated from operations that could be used to fund capital expenditures, service debt or pay taxes. Depreciation and amortization expense primarily represents an allocation to current expense of the cost of historical capital expenditures and for acquired intangible assets resulting from prior business acquisitions. To compensate for the exclusion of depreciation and amortization expense from operating profit, our management and DIRECTV Group separately measure and budget for capital expenditures and business acquisitions.

  We believe this measure is useful to investors, along with GAAP measures (such as revenues, operating profit and net income), to compare our operating performance to other communications, entertainment and media service providers. We believe that investors use current and projected operating profit before depreciation and amortization and similar measures to estimate our current or prospective enterprise value and make investment decisions. This metric provides investors with a means to compare operating results exclusive of depreciation and amortization expense. Our management believes this is useful given the significant variation in depreciation and amortization expense that can result from the timing of capital expenditures, the capitalization of intangible assets, potential variations in expected useful lives when compared to other companies and periodic changes to estimated useful lives.

  Operating profit before depreciation and amortization margin is calculated by dividing operating profit before depreciation and amortization by Revenues.

(2)
Capital expenditures include cash paid and amounts accrued during the period for property, equipment and satellites. Beginning March 1, 2006, capital expenditures include the cost of set-top boxes receivers capitalized under our lease program.

(3)
Free cash flow, which is a financial measure that is not determined in accordance with GAAP, can be calculated by deducting amounts under the captions "Cash paid for property and equipment," "Cash paid for subscriber leased equipment—subscriber acquisitions," "Cash paid for subscriber leased equipment—upgrade and retention" and "Cash paid for satellites" from "Net cash provided by operating activities" from the Consolidated Statements of Cash Flows. This financial measure should be used in conjunction with other GAAP financial measures and is not presented as an alternative measure of cash flows from operating activities, as determined in accordance with GAAP. Our management and DIRECTV Group use free cash flow to evaluate the cash generated by our current subscriber base, net of capital expenditures, for the purpose of allocating resources to activities such as adding new subscribers, retaining and upgrading existing subscribers, for additional capital expenditures and other capital investments or transactions and as a measure of performance for incentive compensation purposes. We believe this measure is useful to investors, along with other GAAP measures (such as cash flows from operating and investing activities), to compare our operating performance to other communications, entertainment and media companies. We believe that investors also use current and projected free cash flow to determine the ability of revenues from our current and projected subscriber base to fund required and discretionary spending and to help determine our financial value.

 SIGNIFICANT EVENTS AFFECTING THE COMPARABILITY OF
THE RESULTS OF OPERATIONS

         Lease Program.    On March 1, 2006, we introduced a new set-top receiver lease program. Prior to March 1, 2006, we expensed most set-top receivers provided to new and existing subscribers upon activation as a subscriber acquisition or upgrade and retention cost in the Consolidated Statements of Operations. Subsequent to the introduction of our lease program, we lease most set-top receivers provided to new and existing subscribers, and therefore capitalize the set-top receivers in "Property and equipment, net" in the Consolidated Balance Sheets.

        The following table sets forth the amount of set-top receivers we capitalized, and depreciation expense we recorded under the lease program for each of the years presented:

	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2008	2007	2007	2006
	(Dollars in Millions)
Capitalized subscriber leased equipment:
Cash paid for subscriber leased equipment—subscriber acquisitions	$125	$171	$281	$359	$762	$599
Cash paid for subscriber leased equipment—upgrade and retention costs	84	164	245	382	774	473

Total subscriber leased equipment capitalized	$209	$335	$526	$741	$1,536	$1,072

Depreciation expense—subscriber leased equipment	$261	$143	$502	$257	$645	$147

KEY TERMINOLOGY USED IN MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Revenues.    We earn revenues mostly from monthly fees we charge subscribers for subscriptions to basic and premium channel programming, HD programming and access fees, pay-per-view programming, and seasonal and live sporting events. We also earn revenues from monthly fees that we charge subscribers with multiple non-leased set-top receivers (which we refer to as mirroring fees), monthly fees we charge subscribers for leased set-top receivers, monthly fees we charge subscribers for DVR service, hardware revenues from subscribers who lease or purchase set-top receivers from us, our published programming guide, warranty service fees and advertising services.

         Broadcast Programming and Other.    These costs primarily include license fees for subscription service programming, pay-per-view programming, live sports and other events. Other costs include expenses associated with the publication and distribution of our programming guide, continuing service fees paid to third parties for active subscribers, warranty service costs and production costs for on-air advertisements we sell to third parties.

         Subscriber Service Expenses.    Subscriber service expenses include the costs of customer call centers, billing, remittance processing and certain home services expenses, such as in-home repair costs.

         Broadcast Operations Expenses.    These expenses include broadcast center operating costs, signal transmission expenses (including costs of collecting signals for our local channel offerings), and costs of monitoring, maintaining and insuring our satellites. Also included are engineering expenses associated with deterring theft of our signal.

         Subscriber Acquisition Costs.    These costs include the cost of set-top receivers and other equipment, commissions we pay to national retailers, independent satellite television retailers, dealers, regional Bell operating companies, and the cost of installation, advertising, marketing and customer call center expenses associated with the acquisition of new subscribers. Set-top receivers leased to new subscribers are capitalized in "Property and equipment, net" in the Consolidated Balance Sheets and depreciated over their useful lives. The amount of set-top receivers capitalized each period for subscriber acquisitions is included in "Cash paid for subscriber leased equipment-subscriber acquisitions" in the Consolidated Statements of Cash Flows.

         Upgrade and Retention Costs.    The majority of upgrade and retention costs are associated with upgrade efforts for existing subscribers that we believe will result in higher average monthly revenue per subscriber, or ARPU, and lower churn. Our upgrade efforts include subscriber equipment upgrade programs for DVR, HD and HD DVR receivers and local channels, our multiple set-top receiver offer and similar initiatives. Retention costs also include the costs of installing and providing hardware under our movers program for subscribers relocating to a new residence. Set-top receivers leased to existing subscribers under upgrade and retention programs are capitalized in "Property and equipment, net" in the Consolidated Balance Sheets and depreciated over their useful lives. The amount of set-top receivers capitalized each period for upgrade and retention programs is included in "Cash paid for subscriber leased equipment-upgrade and retention" in the Consolidated Statements of Cash Flows.

         General and Administrative Expenses.    General and administrative expenses include departmental costs for legal, administrative services, finance, marketing and information technology. These costs also include expenses for bad debt and other operating expenses, such as legal settlements, and gains or losses from the sale or disposal of fixed assets.

         Average Monthly Revenue Per Subscriber.    We calculate ARPU by dividing average monthly revenues for the period (total revenues during the period divided by the number of months in the period) by average subscribers for the period. We calculate average subscribers for the period by adding the number of subscribers as of the beginning of the period and for each quarter end in the current year or period and dividing by the sum of the number of quarters in the period plus one.

         Average Monthly Subscriber Churn.    Average monthly subscriber churn represents the number of subscribers whose service is disconnected, expressed as a percentage of the average total number of subscribers. We calculate average monthly subscriber churn by dividing the average monthly number of disconnected subscribers for the period (total subscribers disconnected, net of reconnects, during the period divided by the number of months in the period) by average subscribers for the period.

         Subscriber Count.    The total number of subscribers represents the total number of subscribers actively subscribing to our service, including seasonal subscribers and subscribers who are in the process of relocating and commercial equivalent viewing units. In March 2008, we implemented a change in our commercial pricing and packaging to increase our competitiveness. As a result, during the first quarter of 2008, we made a one-time downward adjustment to the subscriber count of approximately 71,000 subscribers related to commercial equivalent viewing units.

         SAC.    We calculate SAC, which represents total subscriber acquisition costs stated on a per subscriber basis, by dividing total subscriber acquisition costs for the period by the number of gross new subscribers acquired during the period. We calculate total subscriber acquisition costs for the period by adding together "Subscriber acquisition costs" expensed during the period and the amount of cash paid for equipment leased to new subscribers during the period.

 EXECUTIVE OVERVIEW AND OUTLOOK

         Revenues.    In 2007, our revenues increased by 13.0% due to a larger subscriber base and a 7.2% increase in ARPU. In 2008, we anticipate revenues will increase by over 10.0% due to an increase in total subscribers and ARPU growth of 5.0% or more. ARPU increases are primarily expected to be driven by price increases and higher penetration of advanced products. After accounting for churn, our net new subscriber additions in 2007 were 878,000 which increased our total subscriber base by 5.5% to 16.8 million customers. In 2008, we expect net new subscriber additions to decrease due to the anticipated reduction in the number of subscribers added through our RBOC distributors as well as churn on the larger cumulative subscriber base.

         Operating Results.    In 2007, our operating profit before depreciation and amortization increased 19.5% to $3,850 million and operating profit before depreciation and amortization margin improved from 23.4% in 2006 to 24.8% in 2007, primarily due to the gross profit generated from the higher revenues and an increase in the amount of set-top receivers capitalized in 2007 under the lease program introduced on March 1, 2006, partially offset by higher subscriber acquisition, upgrade and retention costs due to the increased number of new and existing subscribers adding HD and DVR services.

        In 2008, we expect both operating profit before depreciation and amortization and operating profit before depreciation and amortization margin to increase. These improvements are anticipated to be due to the expected increase in revenues and improvements in most of our significant cost categories due to greater cost controls, scale and efficiencies.

        In 2007, operating profit increased 2.3% to $2,402 million primarily due to higher operating profit before depreciation and amortization, partially offset by an increase in depreciation of leased set-top receivers capitalized under the new lease program and higher depreciation resulting from an increase in equipment purchased to support our broadcast operations. Operating profit in 2008 is expected to increase as the anticipated higher operating profit before depreciation and amortization is expected to be only partially offset by higher depreciation and amortization expense resulting from the set-top receiver lease program.

         Free Cash Flow.    In 2007, we generated $583 million of free cash flow, defined as net cash provided by operating activities less cash paid for property, subscriber leased equipment and satellites. During 2008, we expect significant free cash flow growth as a result of the anticipated increase in operating profit before depreciation and amortization and a decrease in capital expenditures for leased set top receivers, satellite construction and broadcast equipment to support our HD ground infrastructure.

 RESULTS OF OPERATIONS

Year Ended December 31, 2007 Compared with the Year Ended December 31, 2006

        The following table provides operating results and a summary of key subscriber data:

			Change
	2007	2006	$	%
	(Dollars in Millions, Except Per Subscriber Amounts)
Revenues	$15,527	$13,744	$1,783	13.0%
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	6,681	5,830	851	14.6%
Subscriber service expenses	1,137	1,057	80	7.6%
Broadcast operations expenses	216	179	37	20.7%
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	1,901	1,844	57	3.1%
Upgrade and retention costs	958	852	106	12.4%
General and administrative expenses	784	761	23	3.0%
Depreciation and amortization expense	1,448	873	575	65.9%

Total operating costs and expenses	13,125	11,396	1,729	15.2%

Operating profit	$2,402	$2,348	$54	2.3%

Other data:
Operating profit before depreciation & amortization	$3,850	$3,221	$629	19.5%

Total number of subscribers (000's)	16,831	15,953	878	5.5%
ARPU	$79.05	$73.74	$5.31	7.2%
Average monthly subscriber churn %	1.51%	1.60%	—	(5.6)%
Gross subscriber additions (000's)	3,847	3,809	38	1.0%
Net subscriber additions (000's)	878	820	58	7.1%
Average subscriber acquisition costs—per subscriber (SAC)	$692	$641	$51	8.0%

         Subscribers.    In 2007, gross subscriber additions increased due to higher demand for HD and DVR services, partially offset by the effect of more stringent credit policies. Average monthly subscriber churn decreased primarily due to increased sales of HD and DVR services as well as the effect of more stringent credit policies. Net subscriber additions increased due to the higher gross subscriber additions and lower average monthly subscriber churn.

         Revenues.    Our revenues increased as of result of higher ARPU and the larger subscriber base. The increase in ARPU resulted primarily from price increases on programming packages, higher HD and DVR equipment and service fees, and an increase in lease fees due to higher average number of receivers per subscriber.

         Operating profit before depreciation and amortization.    The improvement of operating profit before depreciation and amortization was primarily due to the gross profit generated from the higher revenues and the increase in the amount of set-top receivers capitalized in 2007 under the lease program implemented on March 1, 2006, partially offset by higher subscriber acquisition, upgrade and retention costs for the increased number of new and existing customers adding HD and DVR services.

        Broadcast programming and other costs increased due to annual program supplier rate increases and the larger number of subscribers in 2007. Subscriber service expenses increased due to the larger subscriber base in 2007. Broadcast operations expense increased in 2007 due primarily to costs to support new HD local channel markets.

        Subscriber acquisition costs increased due to higher advertising and direct sales marketing costs as well as higher costs associated with the increase in subscribers taking advanced products in 2007. This increase was partially offset by $159 million of higher costs in 2006 related to set top receivers being expensed prior to the implementation of the lease program on March 1, 2006, after which most set-top receivers were capitalized as well as lower set-top receivers costs. SAC per subscriber, which includes the cost of capitalized set-top receivers, increased due to higher direct sales marketing and advertising costs and higher costs associated with the increase in subscribers taking HD and DVR services, partially offset by lower set top receiver costs.

        Upgrade and retention costs increased in 2007 due to higher volume of subscribers upgrading to HD and DVR services, partially offset by $115 million of higher costs in 2006 related to set top receivers being expensed prior to the implementation of the lease program and lower set top receivers costs.

        General and administrative expenses increased in 2007 due to higher labor, employee benefit, and legal costs, partially offset by a $10 million reduction in bad debt expense compared to 2006.

         Operating profit.    The increase in operating profit was primarily due to higher operating profit before depreciation and amortization, partially offset by higher depreciation and amortization expense in 2007 resulting from the capitalization of set-top receivers under the lease program.

         Income tax expense.    The $52 million increase in income tax expense was primarily due to an increase in the state effective income tax rate from 5.0% in 2006 to 6.6% in 2007 resulting from changes in state filing methods.

Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005

        The following table provides operating results and a summary of key subscriber data:

			Change
	2006	2005	$	%
	(Dollars in Millions, Except Per Subscriber Amounts)
Revenues	$13,744	$12,216	$1,528	12.5%
Operating Costs and Expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	5,830	5,050	780	15.4%
Subscriber service expenses	1,057	935	122	13.0%
Broadcast operations expenses	179	146	33	22.6%
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	1,844	2,676	(832)	(31.1)%
Upgrade and retention costs	852	1,106	(254)	(23.0)%
General and administrative expenses	761	803	(42)	(5.2)%
Depreciation and amortization expense	873	698	175	25.1%

Total Operating Costs and Expenses	11,396	11,414	(18)	(0.2)%

Operating Profit	$2,348	$802	$1,546	192.8%

Other Data:
Operating Profit Before Depreciation & Amortization	$3,221	$1,500	$1,721	114.7%

Total number of subscribers (000's)	15,953	15,133	820	5.4%
ARPU	$73.74	$69.61	$4.13	5.9%
Average monthly subscriber churn %	1.60%	1.70%	—	(5.9)%
Gross subscriber additions (000's)	3,809	4,170	(361)	(8.7)%
Net subscriber additions (000's)	820	1,193	(373)	(31.3)%
Average subscriber acquisition costs—per subscriber (SAC)	$641	$642	$(1)	(0.2)%

         Subscribers.    The decrease in average monthly subscriber churn and the decrease in gross subscriber additions in 2006 were primarily due to the effect of more stringent credit policies we implemented beginning in the second quarter of 2005, and changes made to our distribution network to better align dealers with our objective to improve the overall credit quality of our subscribers. Our gross subscriber additions and churn were also affected by increased competition. The reduction in the number of net new subscribers was mainly due to the lower number of gross subscriber additions.

         Revenues.    Our revenues increased as a result of higher ARPU and the larger subscriber base. The increase in ARPU resulted primarily from price increases on programming packages and an increase in the number of subscribers paying mirroring, lease, DVR and HD programming fees, and equipment upgrade fees.

         Operating profit before depreciation and amortization.    The improvement of operating profit before depreciation and amortization in 2006 was primarily due to the gross profit generated from the higher revenues, the capitalization of $1,072 million of set-top receivers under the lease program implemented on March 1, 2006, and fewer gross subscriber additions.

        Broadcast programming and other costs increased primarily from the increased number of subscribers and annual program supplier rate increases. Subscriber service expenses increased mostly from the larger subscriber base and an increase in service calls and costs incurred at our call centers to support the increase in the number of subscribers with advanced products. Broadcast operations expenses increased as a result of the costs to support new HD local channel markets and launch of new advanced products.

        The decrease in subscriber acquisition costs was primarily due to the capitalization of $599 million of set-top receivers under our new lease program and lower gross subscriber additions in 2006.

        Including the cost of set-top receivers capitalized under our retention and upgrade programs, upgrade and retention costs incurred increased by $218 million in 2006 due mostly to increased volume under our HD and HD-DVR upgrade programs. This increase in upgrade and retention costs incurred was offset by the capitalization of $473 million of leased set-top receivers in 2006, resulting in a net decrease of $255 million compared to the prior year period.

        The decrease in general and administrative expenses resulted mainly from $123 million of lower bad debt expense, legal costs and severance costs in 2006, partially offset by an increase in inventory management costs, property taxes mostly associated with leased set-top receivers, and labor, and employee benefit costs.

         Operating profit.    The increase in operating profit was primarily due to higher operating profit before depreciation and amortization, partially offset by an increase in depreciation of leased set-top receivers capitalized under the new lease program and higher depreciation resulting from an increase in equipment purchased to support our broadcast operations.

         Interest income and expense.    The $43 million increase in interest income was due to higher average cash balances and increased interest rates on our credit facility. The $9 million decrease in interest expense was primarily due to an increase in capitalized interest related mostly to an increase in capitalized costs for satellites under construction, partially offset by higher average interest rates. We recorded capitalized interest of $55 million in 2006 and $31 million in 2005.

         Other, net.    The $64 million decrease in other expense was primarily from a $65 million charge related to a refinancing transaction in 2005. During the second quarter of 2005, we completed a series of refinancing transactions that resulted in a $65 million pre-tax charge, of which $41 million was associated with the premium that we paid for the redemption of a portion of our 8.375% senior notes and $24 million with our write-off of a portion of our deferred debt issuance costs and other transaction costs.

         Income tax expense.    The $631 million increase in income tax expense was due to our higher pre-tax income generated in 2006.

Three Months Ended June 30, 2008 Compared with the Three Months Ended June 30, 2007

	Three Months Ended June 30,		Change
	2008	2007	$	%
Revenues	$4,196	$3,726	$470	12.6%
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	1,692	1,513	179	11.8%
Subscriber service expenses	269	281	(12)	(4.3)%
Broadcast operations expenses	65	53	12	22.6%
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	507	447	60	13.4%
Upgrade and retention costs	209	197	12	6.1%
General and administrative expenses	236	173	63	36.4%
Depreciation and amortization expense	501	340	161	47.4%

Total operating costs and expenses	3,479	3,004	475	15.8%

Operating profit	717	722	(5)	(0.7)%
Interest income	13	23	(10)	(43.5)%
Interest expense	(73)	(54)	(19)	35.2%
Other, net	1	1	—	0.0%

Income before income taxes	658	692	(34)	(4.9)%
Income tax expense	(256)	(276)	20	(7.2)%

Net income	$402	$416	$(14)	(3.4)%

Other Data:
Operating profit before depreciation and amortization	$1,218	$1,062	$156	14.7%

Total number of subscribers (000's)	17,164	16,316	848	5.2%
ARPU	$81.80	$76.43	$5.37	7.0%
Average monthly subscriber churn %	1.49%	1.58%	—	(5.7)%
Gross subscriber additions (000's)	894	900	(6)	(0.7)%
Net subscriber additions (000's)	129	128	1	0.8%
Average subscriber acquisition costs—per subscriber (SAC)	$707	$688	$19	2.8%

         Subscribers.    In the second quarter of 2008, gross subscriber additions decreased compared to the second quarter of 2007 primarily due to the termination of the AT&T distribution agreement on April 1, 2008, partially offset by increased sales in our direct sales channel. The reduction in churn was principally due to an increase in the number of subscribers with advanced services as well as the effect of more stringent credit policies. Net subscriber additions increased due to the lower average monthly subscriber churn, mostly offset by the decrease in gross subscriber additions.

         Revenues.    Our revenues increased as of result of higher ARPU and the larger subscriber base. The increase in ARPU resulted primarily from price increases on programming packages, higher HD and DVR equipment and service fees, and an increase in lease fees due to the higher average number of receivers per subscriber.

         Operating profit before depreciation and amortization.    The improvement of operating profit before depreciation and amortization was primarily due to the gross profit generated from the higher revenues, partially offset by higher subscriber acquisition and higher general and administration costs.

        Broadcast programming and other costs increased due to annual program supplier rate increases, the larger number of subscribers in the second quarter of 2008 as compared to the second quarter of 2007 and increased channel launches. Subscriber service expenses decreased in the second quarter of 2008 compared to the second quarter of 2007 primarily due to improved performance at customer call centers. Broadcast operations expense increased in the second quarter of 2008 as compared to the second quarter 2007 due primarily to costs to support new HD local channel markets and an increase in labor expenses to support advanced services, HD enhancements and video-on-demand.

        Subscriber acquisition costs increased due to higher direct sales marketing costs, an increase in installation costs due to an increase in subscribers taking advanced services and higher dealer incentives for higher quality subscribers. SAC per subscriber, which includes the cost of capitalized set-top receivers, increased due to higher direct sales marketing costs, an increase in installation costs due to an increase in subscribers taking advanced services and higher dealer incentives for higher quality subscribers, partially offset by lower set-top receiver manufacturing costs.

        Upgrade and retention costs increased in the second quarter of 2008 due to an increase in upgrades to advanced services and higher upgrade and retention marketing costs.

        General and administrative expenses increased in the second quarter of 2008 primarily due to a $25 million one time gain recognized in the second quarter of 2007 related to hurricane insurance claims, a $14 million charge in the second quarter of 2008 for the write-off of accounts receivable for equipment and other costs incurred to effect the orderly transition of services from one of our Home Service Providers that ceased operations, and an increase in labor and benefit costs.

         Operating profit.    The decrease in operating profit was primarily due to higher operating profit before depreciation and amortization, more than offset by higher depreciation and amortization expense in the second quarter of 2008 resulting from the capitalization of set-top receivers under the lease program.

         Interest income and expense.    The decrease in interest income was due to lower average interest rates and lower average cash balances. The increase in interest expense was from an increase in the average debt balance compared to the second quarter of 2007 and lower capitalization of interest cost in 2008. We capitalized $4 million of interest costs in the second quarter of 2008 and $14 million in the second quarter of 2007.

         Income tax expense.    The $20 million decrease in income tax expense was primarily due to the lower income before income taxes.

Six Months Ended June 30, 2008 Compared with the Six Months Ended June 30, 2007

	Six Months Ended June 30,		Change
	2008	2007	$	%
Revenues	$8,245	$7,265	$980	13.5%
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	3,375	2,996	379	12.7%
Subscriber service expenses	543	561	(18)	(3.2)%
Broadcast operations expenses	126	105	21	20.0%
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	1,037	879	158	18.0%
Upgrade and retention costs	464	423	41	9.7%
General and administrative expenses	425	370	55	14.9%
Depreciation and amortization expense	965	643	322	50.1%

Total operating costs and expenses	6,935	5,977	958	16.0%

Operating profit	1,310	1,288	22	1.7%
Interest income	22	44	(22)	(50.0)%
Interest expense	(128)	(106)	(22)	20.8%
Other, net	1	(1)	2	(200.0)%

Income before income taxes	1,205	1,225	(20)	(1.6)%
Income tax expense	(471)	(484)	13	(2.7)%

Net income	$734	$741	$(7)	(0.9)%

Other Data:
Operating profit before depreciation and amortization	$2,275	$1,931	$344	17.8%

Total number of subscribers (000's)(1)	17,164	16,316	848	5.2%
ARPU	$80.79	$74.96	$5.83	7.8%
Average monthly subscriber churn %	1.42%	1.51%	—	(6.0)%
Gross subscriber additions (000's)	1,858	1,829	29	1.6%
Net subscriber additions (000's)	404	363	41	11.3%
Average subscriber acquisition costs—per subscriber (SAC)	$709	$677	$32	4.7%

(1)
As discussed above in "Key Terminology," during the first half of 2008, we had a one-time downward adjustment to our subscriber count of approximately 71,000 subscribers related to commercial equivalent viewing units. This adjustment did not affect our revenue, operating profit, cash flows, net subscriber additions or average monthly subscriber churn.

         Subscribers.    Gross subscriber additions increased in 2008 due to higher demand for HD and DVR services and increased sales in our direct sales channel, partially offset by the termination of the AT&T distribution agreement on April 1, 2008. Average monthly subscriber churn decreased primarily due an increase in the number of subscribers with advanced services, as well as the effect of more stringent credit policies. Net subscriber additions increased due to the higher gross subscriber additions and lower average monthly subscriber churn.

         Revenues.    Our revenues increased as of result of higher ARPU and the larger subscriber base. The increase in ARPU resulted primarily from price increases on programming packages, higher HD and DVR equipment and service fees, and an increase in lease fees due to higher average number of receivers per subscriber.

         Operating profit before depreciation and amortization.    The improvement of operating profit before depreciation and amortization was primarily due to the gross profit generated from the higher revenues, partially offset by higher subscriber acquisition, upgrade and retention costs for the increased number of new and existing customers adding HD and DVR services, and increased general and administration costs.

        Broadcast programming and other costs increased due to annual program supplier rate increases, the larger number of subscribers in 2008 and increased channel launches. Subscriber service expenses decreased in 2008 primarily due to improved performance at customer call centers. Broadcast operations expenses increased primarily due to costs to support new HD local channel markets, and an increase in labor expenses to support advanced services, HD enhancements and video-on-demand.

        Subscriber acquisition costs increased due to increased installation costs driven by increasing subscriber demand for advanced services, higher dealer incentives due to the acquisition of higher quality subscribers, higher direct sales marketing costs and higher gross subscriber additions. SAC per subscriber, which includes the cost of capitalized set-top receivers, increased due to increased installation costs driven by increasing subscriber demand for advanced services, higher dealer incentives due to the acquisition of higher quality subscribers and higher direct sales marketing costs, partially offset by lower set-top receiver manufacturing costs.

        Upgrade and retention costs increased in 2008 due to an increase in upgrades to advanced services and higher upgrade and retention marketing costs.

        General and administrative expenses increased in 2008 primarily due to a $25 million one-time gain recognized in the second quarter of 2007 related to hurricane insurance claims, a $14 million charge for the write-off of accounts receivable for equipment and other costs incurred to effect the orderly transition of services from one of our Home Service Providers that ceased operations, and an increase in labor and benefit costs.

         Operating profit.    The increase in operating profit was primarily due to higher operating profit before depreciation and amortization, partially offset by higher depreciation and amortization expense in 2008 resulting from the capitalization of set-top receivers under the lease program.

         Interest income and expense.    The decrease in interest income was due to lower average cash balances and lower average interest rates. The increase in interest expense was from an increase in the average debt balance compared to 2007 and lower capitalization of interest cost in 2008. We capitalized $9 million of interest costs in 2008 and $29 million in 2007.

         Income tax expense.    The $13 million decrease in income tax expense was primarily due to the lower income before income taxes.

 LIQUIDITY AND CAPITAL RESOURCES

        At June 30, 2008, we had cash and cash equivalents of $1,337 million compared to $802 million at December 31, 2007. The $535 million increase resulted primarily from $2,471 million of net cash proceeds from the issuance of the original notes and borrowings under our senior secured credit facility which were completed in May 2008 and $1,551 million of cash provided by operating activities, partially offset by $822 million of cash paid for the acquisition of satellites, property and equipment and subscriber leased equipment and $2,600 million of cash dividends paid to our Parent.

        As a measure of liquidity, our current ratio (ratio of current assets to current liabilities) was 1.14 at June 30, 2008 compared to 0.87 at December 31, 2007. The increase in our current ratio during the six months ended June 30, 2008 was primarily due to the change in our cash and cash equivalents discussed above and a decrease in accounts payable and accrued liabilities, partially offset by lower accounts receivable.

        As of June 30, 2008, we had the ability to borrow up to $500 million under our existing credit facility, which is available until 2011. We are subject to restrictive covenants under the credit facility. These covenants limit our ability and our respective subsidiaries to, among other things; make restricted payments, including dividends, loans or advances to our Parent.

        We expect to fund our cash requirements and our existing business plan using our available cash balances, and cash provided by operations. Also, we have received capital contributions and have borrowed amounts from our Parent in the past to fund certain transactions. We may also provide dividends to our Parent or fund other cash requirements, including additional share repurchase programs or other distributions to its stockholders, or to fund strategic investment opportunities should they arise. We may use available cash and cash equivalents, cash from operations, or incur additional borrowings, which may include borrowings under our $500 million revolving credit facility, to fund such dividends.

        Several factors may affect our ability to fund our operations and commitments that we discuss in "Contingencies" below. In addition, our future cash flows may be reduced if we experience, among other things, significantly higher subscriber additions than planned, increased subscriber churn or upgrade and retention costs, higher than planned capital expenditures for satellites and broadcast equipment, satellite anomalies or signal theft or if we are required to make a prepayment on our term loans under our senior secured credit facility. Additionally, our ability to borrow under the senior secured credit facility is contingent upon our meeting financial and other covenants associated with our credit facility.

Borrowings

        At June 30, 2008, we had $5,867 million in total outstanding borrowings, bearing a weighted average interest rate of 6.15%. Our outstanding borrowings primarily consist of notes payable and amounts borrowed under our senior secured credit facility.

        Our notes payable and senior secured credit facility mature as follows: $35 million in the remainder of 2008, $108 million in 2009, $308 million in 2010, $108 million in 2011, $20 million in 2012, and $5,296 million thereafter. These amounts do not reflect potential prepayments that may be required under our senior secured credit facility, which could result from a computation that we are required to make at each year end under the credit agreement. We were not required to make a prepayment for the year ended December 31, 2007.

        Debt ratings by the various rating agencies reflect each agency's opinion of the ability of issuers to repay debt obligations as they come due and the expected estimated loss given a default. In general, lower ratings result in higher borrowing costs.

        Currently, we have the following security ratings:

	Senior Secured	Senior Unsecured	Corporate	Outlook
Standard & Poor's	BBB-	BB	BB	Stable
Moody's	Baa3	Ba3	Ba2	Stable

CONTRACTUAL OBLIGATIONS, OFF-BALANCE SHEET ARRANGEMENTS AND CONTINGENCIES

        The following table sets forth our contractual obligations as of June 30, 2008, including the future periods in which payments are expected.

	Payments due by period
Contractual Obligations	Total	2008	2009-2010	2011-2012	2013 and thereafter
	(Dollars in Millions)
Long-term debt obligations(a)	$8,212	$216	$1,130	$811	$6,055
Purchase obligations(b)	4,160	655	2,393	936	176
Operating leases obligations(c)	201	18	51	51	81
Other long-term liabilities reflected on the Consolidated Balance Sheets under GAAP(d),(e)	265	39	165	49	12

Total	$12,838	$928	$3,739	$1,847	$6,324

(a)
Long-term debt obligations include interest calculated based on the rates in effect at June 30, 2008, however, the obligations do not reflect potential prepayments that may be required under our senior secured credit facility, if any, or permitted under our indentures.

(b)
Purchase obligations consist of broadcast programming commitments, satellite construction and launch contracts and service contract commitments. Broadcast programming commitments include guaranteed minimum contractual commitments that are typically based on a minimum number of required subscribers subscribing to the related programming. Actual payments may exceed the minimum payment requirements if the actual number of subscribers subscribing to the related programming exceeds the minimum amounts. Service contract commitments include minimum commitments for the purchase of services that have been outsourced to third parties, such as billing services, telemetry, tracking and control services and broadcast center services. In most cases, actual payments, which are typically based on volume, usually exceed these minimum amounts.

(c)
Certain of our operating leases contain escalation clauses and renewal or purchase options, which we do not consider in the amounts disclosed.

(d)
Other long-term liabilities consist of the amounts we owe to the National Rural Telecommunications Cooperative, or NRTC, for the purchase of distribution rights and to the NRTC members that elected the long-term payment option resulting from the NRTC acquisition transactions we consummated in 2004, capital lease obligations, including interest and satellite contracts.

(e)
Payments due by period for other long-term liabilities reflected on the Consolidated Balance Sheet under GAAP do not include payments that could be made related to our unrecognized tax benefits liability, which amounted to $127 million as of June 30, 2008. The timing and amount of any future payments is not reasonably estimable, as such payments are dependent on the completion and resolution of examinations with tax authorities. We do not expect a significant payment related to these obligations within the next twelve months.

         Contingencies.    For a discussion of "Contingencies," see Note 12 of the Notes to the Consolidated Financial Statements in this Prospectus.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

        For a discussion of "Certain Relationships and Related-Party Transactions," see Note 11 of the notes to the consolidated financial statements in this prospectus.

CRITICAL ACCOUNTING ESTIMATES

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect amounts reported therein. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, our actual results reported in future periods may be affected by changes in those estimates. The following represents what we believe are the critical accounting policies that may involve a higher degree of estimation, judgment and complexity. For a summary of our significant accounting policies, including those discussed below, see Note 2 of the Notes to the Consolidated Financial Statements in this Prospectus.

         Multi-Year Programming Contracts for Live Sporting Events.    We charge the cost of multi-year programming contracts for live sporting events with minimum guarantee payments, such as our agreement with the NFL, to expense based on the ratio of each period's contract revenues to the estimated total contract revenues to be earned over the contract period. Management evaluates estimated total contract revenues at least annually. Estimates of forecasted revenues rely on assumptions regarding the number of subscribers to a given sporting events package and the estimated package price throughout the contract. While we base our estimates on past experience and other relevant factors, actual results could differ from our estimates. If actual results were to significantly vary from forecasted amounts, the profit recorded on such contracts in a future period could vary from current rates and the resulting change in profits recorded could be material to our consolidated results of operations.

         Income Taxes.    We must make certain estimates and judgments in determining provisions for income taxes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes.

        We assess the recoverability of deferred tax assets at each reporting date and where applicable, record a valuation allowance to reduce the total deferred tax asset to an amount that will, more-likely-than-not, be realized in the future. Our assessment includes an analysis of whether deferred tax assets will be realized in the ordinary course of operations based on the available positive and negative evidence, including the scheduling of deferred tax liabilities and forecasted income from operating activities. The underlying assumptions we use in forecasting future taxable income require significant judgment. In the event that actual income from operating activities differs from forecasted amounts, or if we change our estimates of forecasted income from operating activities, we could record additional charges in order to adjust the carrying value of deferred tax assets to their realizable amount. Such charges could be material to our consolidated results of operations and financial position.

        In addition, the recognition of a tax benefit for tax positions involves dealing with uncertainties in the application of complex tax regulations. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. We provide for taxes for uncertain tax positions where assessments have not been received in accordance with FIN 48. We believe such tax reserves are adequate in relation to the potential for additional assessments. Once established, we adjust these amounts only when more information is available or when an event occurs necessitating a change to the reserves. Future events such as changes in the facts or law, judicial decisions regarding the application of existing law or a favorable audit outcome will result in changes to the amounts provided.

         Contingent Matters.    Determining when, or if, an accrual should be recorded for a contingent matter, including but not limited to legal and tax issues, and the amount of such accrual, if any, requires a significant amount of management judgment and estimation. We develop our judgments and estimates in consultation with outside counsel based on an analysis of potential outcomes. Due to the uncertainty of determining the likelihood of a future event occurring and the potential financial statement impact of such an event, it is possible that upon further development or resolution of a contingent matter, we could record a charge in a future period that would be material to our consolidated results of operations and financial position.

         Valuation of Long-Lived Assets.    We evaluate the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances warrant such a review. We consider the carrying value of a long-lived asset impaired when the anticipated undiscounted future cash flow from such asset is separately identifiable and is less than its carrying value. In that event, we recognize a loss based on the amount by which the carrying value exceeds the fair value of the long-lived asset. We determine fair value primarily using the estimated future cash flows associated with the asset under review, discounted at a rate commensurate with the risk involved, and other valuation techniques. We determine losses on long-lived assets to be disposed of in a similar manner, except that we reduce the fair value for the cost of disposal. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

         Depreciable Lives of Leased Set-Top Receivers.    We currently lease most set-top receivers provided to new and existing subscribers and therefore capitalize the cost of those set-top receivers. We depreciate capitalized set-top receivers over a three year estimated useful life, which is based on, among other things, management's judgment of the risk of technological obsolescence. Changes in the estimated useful lives of set-top receivers capitalized could result in significant changes to the amounts recorded as depreciation expense. Based on the book value of our set-top receivers capitalized as of December 31, 2007, if we extended the depreciable life of the set-top receivers by one half of a year, it would result in an approximately $120 million reduction in annual depreciation expense.

 ACCOUNTING CHANGES AND NEW ACCOUNTING PRONOUNCEMENTS

        For a discussion of accounting changes and new accounting pronouncements see Note 2 of the Notes to the Consolidated Financial Statements in this Prospectus.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The following discussion and the estimated amounts generated from the sensitivity analyses referred to below include forward-looking statements of market risk which assume for analytical purposes that certain adverse market conditions may occur. Actual future market conditions may differ materially from these assumptions because the amounts noted below are the result of analyses used for the purpose of assessing possible risks and the mitigation thereof. Accordingly, you should not consider the forward-looking statements as our projections of future events or losses.

         Interest Rate Risk.    We are subject to fluctuating interest rates, which may adversely impact our consolidated results of operations and cash flows. We had outstanding debt of $5,865 million at June 30, 2008, excluding the unamortized bond premium, which consisted of fixed rate borrowings of $3,410 million and variable rate borrowings of $2,455 million. As of June 30, 2008, a hypothetical one percentage point increase in interest rates related to our outstanding variable rate debt would have increased our annual interest expense by approximately $25 million.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        None.

 BUSINESS

        DIRECTV Holdings LLC is a wholly-owned subsidiary of The DIRECTV Group, Inc. and consists of DIRECTV Enterprises, LLC and its wholly-owned subsidiaries and DIRECTV Financing Co., Inc. We sometimes refer to DIRECTV Holdings LLC as DIRECTV Holdings, DIRECTV, we or us and sometimes refer to The DIRECTV Group, Inc. as DIRECTV Group or Parent.

        On December 23, 2006, News Corporation and Liberty Media Corporation, or Liberty, entered into an agreement to exchange Liberty's 16.3% ownership interest in News Corporation for News Corporation's approximately 41% ownership in our Parent, three regional sports networks and a cash payment. The Federal Communications Commission, or FCC, approved the transaction on February 25, 2008. News Corporation and Liberty consummated the transaction on February 27, 2008.

        We are the largest provider of direct-to-home, or DTH, digital television services and the second largest multi-channel video programming distribution, or MVPD, provider in the United States, in each case based on the number of subscribers. We provide our subscribers with access to hundreds of channels of digital-quality video pictures and CD-quality sound programming that are transmitted directly to our subscribers' homes or businesses via high-powered geosynchronous satellites. As of June 30, 2008, we had approximately 17.2 million subscribers. For the fiscal year ended December 31, 2007, we generated revenues of $15.5 billion and had Operating Profit Before Depreciation and Amortization, or OPBDA, of $3.9 billion. We generated revenues of $8.2 billion and had OPBDA of $2.3 billion for the six months ended June 30, 2008.

        We believe we provide one of the most extensive collections of programming available in the MVPD industry. We currently distribute to our subscribers more than 2,000 digital video and audio channels, including over 200 basic entertainment channels consisting of about 85 XM Satellite Radio music channels, over 40 premium movie channels, over 50 regional and specialty sports networks, an aggregate of over 1,500 local channels, over 115 Spanish and other foreign language special interest channels, and over 75 pay-per-view movie and event choices. Although we distribute over 1,500 local channels, a subscriber generally receives only the local channels in the subscriber's home market. Currently, we provide local channel coverage to approximately 150 markets, or about 95% of U.S. television households. In addition, we provided high definition, or HD, local channels in 82 markets representing 78% of U.S. TV households, as well as over 130 national HD television channels. We expect to extend our advantage of having a leadership position in HD programming in the industry following the expected launch of the DIRECTV 12 satellite in the second half of 2009.

        We also provide premium professional and collegiate sports programming such as the NFL SUNDAY TICKET package, which allows subscribers to view the biggest selection of NFL games available each Sunday during the regular season. Under our contract with the NFL, we have exclusive rights to provide this service through 2010, including rights to provide related high-definition, interactive and mobile services.

        To subscribe to the DIRECTV service, subscribers acquire receiving equipment from us or through one of our national retailers as well as independent satellite television retailers, dealers and certain telephone communications companies. Most set-top receivers provided to new and existing subscribers are leased subsequent to the introduction of our lease program on March 1, 2006.

        The receiving equipment consists of a small receiving satellite dish antenna, a digital set-top receiver and a remote control, which we refer to as a DIRECTV System. After acquiring and installing a DIRECTV System, subscribers activate our service by calling us and subscribing to one of our programming packages.

Key Strengths

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  Large Subscriber Base.    We are the largest provider of DTH digital television services and the second largest MVPD provider in the United States, in each case based on the number of subscribers. We believe that our large subscriber base provides us with the opportunity to obtain programming on favorable terms and secure unique and exclusive programming. We also believe that our large subscriber base contributes to achieving other economies of scale in areas such as DIRECTV System equipment purchasing, customer service, broadcast operations and general and administrative services.

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  Leading Brand Name.    Results from a study we commissioned in 2007 indicated that over 93% of consumers in the United States are aware of the DIRECTV service. We believe the strength of our brand name is an important factor in our ability to attract new subscribers. In addition, we believe our recognized brand name enhances our ability to secure strategic alliances with programmers, distributors and other technology and service providers.

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  Substantial Channel Capacity and Programming Content.    As a result of our significant channel capacity, we believe we are able to deliver to our subscribers one of the widest selections of local and national programming available today in the United States, including exclusive programming such as the NFL SUNDAY TICKET package and international programming. In addition, we have a substantial amount of capacity in the Ka-Band spectrum that provides us with the capability to offer the most national HD programming currently available in the industry.

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  High-Quality Digital Picture and Sound, Including HD Programming.    Our video and audio programming is 100% digitally delivered, providing subscribers with digital-quality video and CD-quality sound. We believe this compares favorably with cable providers that frequently offer popular programming in an analog format and offer a limited selection of digital channels for an additional fee. In addition, we believe we currently offer the nation's most comprehensive selection of HD programming.

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  Strong Customer Service.    We have attained top rankings in customer satisfaction studies for our industry. For example, in 2007 DIRECTV was ranked "Highest in Customer Satisfaction Among Satellite/Cable TV Subscribers" in the Southern, Western and Eastern regions of the United States, according to the J.D. Power and Associates 2007 Residential Cable/Satellite TV Customer Satisfaction StudySM. The three regions where DIRECTV ranked highest encompass 43 of the 48 contiguous states. In addition, we have been rated ahead of every cable company in customer service for seven consecutive years in the University of Michigan's American Consumers Satisfaction Index. We believe that providing high-quality customer service is an important element in minimizing subscriber disconnection, or churn, and attracting new subscribers.

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  Valuable Orbital Slots and Satellite-Based Technology.    We believe our regulatory authorization to use desirable orbital slots and broadcast spectrum helps sustain our position as one of the leading companies in the MVPD industry. The FCC has designated three direct broadcast satellite, or DBS, orbital slots in the Ku-Band spectrum that provide full coverage across the 48 contiguous states of the United States, often referred to as CONUS coverage. Within these three orbital slots, there are 96 assigned DBS frequencies. We hold licenses to broadcast our services from 46 of these 96 DBS frequencies. The FCC is currently considering licensing additional DBS slots for satellites that are sometimes referred to as "tweeners" which would provide CONUS coverage. See "Government Regulation—FCC Regulation Under the Communications Act" and "Risk Factors—The ability to maintain FCC licenses and other regulatory approvals is critical to our business" for more information related to these types of slots and satellites.

          In addition, we hold licenses in three orbital slots (99° west longitude, or WL, 101° WL, and 103° WL) in the Ka-Band spectrum. The satellites that have been and will be launched into these orbital slots will substantially increase our channel capacity, allowing us to provide the most HD programming currently available across the United States. We also have obtained approval from the FCC to transmit our signal in the Ku-Band from one of our satellites that has been stationed at a temporary orbital location at 72.5° WL and from leased capacity on a satellite at 95° WL.

          Our satellite-based service provides us with many advantages over ground-based cable television services. We have the ability to distribute hundreds of channels to millions of recipients nationwide with minimal incremental infrastructure cost per additional subscriber. In addition, we have comprehensive coverage to areas with low population density in the United States and the ability to quickly introduce new services to a large number of subscribers.

Business Strategy

        Our primary goal is to provide subscribers with the best television experience in the United States. Our strategy focuses on offering our subscribers differentiated and exclusive content, attaining leadership in technology and enhancing our sales and marketing, distribution and customer service.

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  Offer Differentiated and Exclusive Content.    To fulfill our goal, we believe we must have the most extensive collection of valuable programming services available. We plan on improving our programming service by expanding our HD programming, creating compelling new programming, launching new interactive services and video-on-demand, or VOD, and expanding our international programming.

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  Expand High-Definition Programming.    We believe that having the most comprehensive offering of HD programming will provide us with a significant competitive advantage in a market segment that is expected to experience continued rapid growth. We believe we currently have the most extensive national HD programming in our industry. We are currently capable of broadcasting more than 1,500 local and 130 national HD channels. Subscribers receiving local HD channels will generally only receive such channels in their home market. We also expect to launch an additional satellite, DIRECTV 12, in the second half of 2009 to further expand our HD offerings.

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  Offer Exclusive Content and Create Compelling New Programming.    We offer content which is not offered by other MVPD providers such as NFL SUNDAY TICKET, which allows subscribers to watch up to 14 games each week, most in HD. We have also signed agreements to be the exclusive MVPD provider of NCAA MEGA MARCH MADNESS®. We expect to continue to launch new programming that will differentiate us from the competition. For example, we offer The 101, a channel dedicated to the broadcast of exclusive content including concert performances by top-rated artists. Also, along with key strategic partners, we launched the Championship Gaming Series, a new professional video gaming league that uses new technology to take viewers inside the actual game competitions. In 2008, we have launched additional new shows such as Rock & a Hard Place and the Supreme Court of Comedy and we offer Friday Night Lights before it is available on NBC or by other MVPD providers.

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  Launch Enhanced and Interactive Services.    We believe that enhanced and interactive services play an important role in our subscriber experience. For example, for the NFL SUNDAY TICKET package, we introduced Mix Channels that enable subscribers to view up to eight live games all on one screen as well as interactive services. In 2007, we introduced our exclusive NASCAR HOTPASS service, which offers five fully-produced channels allowing fans to follow four different drivers each with multiple camera angles, real-time statistics and team audio communications during NASCAR races. Also in 2007, we introduced new features and services to the MLB Extra Innings package such as the Strike Zone Channel, which moves live from game to game to allow viewers to see all the important action and key match-ups. In 2006, we teamed up with USA Network and the U.S. Tennis Association to provide the first-ever interactive TV coverage of a major U.S. tennis event. In 2008, we teamed up with CBS and ESPN to provide the first interactive multi-screen coverage of the Masters Golf Tournament at Augusta National Golf Club.

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    Introduce Video-on-Demand Services.    We introduced VOD services in June 2008 for subscribers that have the new DIRECTV Plus DVR and DIRECTV Plus HD-DVR. The service, named DIRECTV On-Demand, will have thousands of hours of top programming from the major broadcast and cable networks, as well as movies that can be accessed from a customer's receiver, and programming that will be downloaded through a broadband connection for customers with a DIRECTV Plus HD-DVR.

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    Expand International Programming.    We continue to expand our international programming offerings because we believe there is an underserved market for these services in the United States. As of June 30, 2008, we offered over 70 international channels in 16 languages. We believe we have leading programming packages in the following languages: Cantonese, Filipino, Korean, Russian, Spanish and Vietnamese.

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  Technology Leadership.    We believe that technological leadership will be important to our ability to introduce services that are easy to use and subscriber-friendly and also reduce costs. We believe that advancements in technology will drive subscriber demand for enhanced digital video recorders, or DVRs, and HD equipment, VOD, a whole-house entertainment solution, and portable devices.

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  Enhance DVR and HD Equipment.    A cornerstone of our strategy is to use set-top receivers that incorporate DVR and HD technology. We continue to introduce features and functionality to improve the customer experience. For example, in 2006 we introduced a new HD-DVR capable of receiving and recording our new MPEG-4 HD signals. This set-top receiver also incorporated interactive and, after a software download, video-on-demand functionality. Additionally in 2008, we introduced the ability to remotely schedule DVR recordings via the Internet or cell/mobile phone. Also in 2008, we expect to significantly increase the recording capacity of our HD-DVR. We also plan to introduce HD versions of our interactive applications.

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  Introduce Whole-House and Portable Services.    We believe that it is important for our subscribers to have multiple ways to access our programming throughout the home and on devices other than the television. For example in 2007, we introduced MediaShare, a service that allows subscribers with the DIRECTV Plus HD-DVR to access applications such as pictures, music and home video from their personal computer. Also in 2007, we introduced a portable DIRECTV service called DIRECTV Sat-Go that enables remote viewing of DIRECTV's programming. In 2008, we plan to add the ability to watch HD television programming on personal computers by accessing content that resides on the customer's HD-DVR. We also expect to introduce a home media center in 2009 that will provide HD and standard-definition DVR functionality throughout the home and allow customers to access stored content, including video, photos and music, seamlessly from any connected television set in a household.

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  Enhance Sales and Marketing, Customer Service, Distribution and Installation.    We intend to continue to grow our subscriber base and reduce churn by enhancing our sales and marketing, improving the credit quality of our subscribers, and improving our customer service, distribution and installation.

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    Enhance Sales and Marketing.    We expect to continue growing our subscriber base through marketing programs that capitalize on the strength of our brand and extensive programming. In addition, we expect that our expanded national and local HD programming will increase sales from customers purchasing access to this service. We also intend to have a greater emphasis on local advertising and marketing to ensure that our competitive strengths are effectively targeted based on demographics and geography.

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    Reduce Churn and High-Risk Subscribers.    We believe that in order to achieve further reductions in churn, we must continue to improve the overall quality of our subscriber base by implementing additional credit and identification screening policies and reviewing these on an ongoing basis to determine whether future changes are appropriate to help ensure that the quality of our subscriber base continues to improve. We believe another important factor in reducing churn is to continue increasing the penetration levels of customers purchasing HD and DVR services.

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    Improve Customer Service, Distribution and Installation.    We expect to attain the gold standard in customer service throughout a customer's lifecycle. We expect to improve customer service, distribution and installation services while improving operational efficiencies. For example, by improving the quality and usage of our web based customer service capabilities, improving the tools that our customer agents have at their disposal, and simplifying our customer bills. In addition, we are implementing a new work order management system to improve the scheduling and tracking of our installation and service calls. We are also integrating wireless handheld devices into this system so that our install and service technicians can improve the efficiency of their daily work orders in real-time. As part of our strategy to improve customer satisfaction with the installation process, we have recently taken a number of steps to bring a significant portion of our installation and home service network business in-house. These steps included the acquisition of 100% of the stock of one of our significant third-party home installation providers, 180 Connect, Inc.

Infrastructure

         Satellites.    We currently broadcast from a fleet of eleven geosynchronous satellites, including ten owned satellites and one leased satellite. We have seven Ku-Band satellites at the following orbital locations: 101° WL (three), 110° WL (one), 119° WL (one), 72.5° WL (one), and 95° WL (one-leased). We also have four Ka-Band satellites at our 99° WL (two) and 103° WL (two) orbital locations. The 72.5° WL orbital location is used pursuant to an arrangement with Telesat Canada. As a part of the arrangement with Telesat, we have transferred three satellites, one of which is no longer used as it was de-orbited at the end of its service life and two of which are nearing the end of their useful lives, to orbital locations controlled by Telesat, for use by Telesat for its own services in Canada.

         Satellites To Be Launched.    DIRECTV 12 is under construction and will be ready for launch in the second half of 2009.

         Satellite Risk Management.    We use launch and in-orbit insurance to mitigate the potential financial impact of satellite fleet launch and in-orbit failures unless the premium costs are considered to be uneconomical relative to the risk of satellite failure. The insurance generally does not compensate for business interruption or loss of future revenues or subscribers. We rely on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact of a potential satellite failure on our ability to provide service. However, programming continuity cannot be assured in all instances or in the event of multiple satellite losses.

        Launch insurance typically covers the time frame from ignition of the launch vehicle through separation of the satellite from the launch vehicle. In the past, we have launched satellites without insurance. We do not currently expect to purchase in-orbit insurance for satellites to be launched. As of

June 30, 2008, the net book value of in-orbit satellites was $1,743 million, of which $1,534 million was uninsured.

         Digital Broadcast Centers.    To gather programming content, ensure its digital quality, and transmit content to our satellites, we have built two digital broadcast centers, located in Castle Rock, Colorado and Los Angeles, California. These facilities provide the majority of our national and local standard-definition and HD programming. We have also built five uplink facilities which are used to provide HD local channels. Our broadcast centers receive programming from content providers via satellite, fiber optic cable and/or special tape. Most satellite-delivered programming is then digitized, encoded and transmitted to our satellites. We designed each broadcast center and uplink facility with redundant systems to minimize service interruptions.

         Installation Network.    DIRECTV Home Services® third party installation and service network performs installation, upgrades and other service call work for us. For the year ended December 31, 2007, these HSPs performed approximately 94% of all in-home visits with over 17,000 technicians from 13 outsourced companies around the United States. In addition, we and our retailers also utilize employer-based or contract installation providers, which perform the remainder of all new professional subscriber installations. We set the quality of installation and service standards, perform quality control, manage inventory and monitor the overall service network performance for nearly all of the third party installation network. As part of our strategy to improve customer satisfaction with the installation process, we have recently taken a number of steps to bring a significant portion of our installation and home service network business in-house. These steps included the acquisition of 100% of the stock of one of our significant third-party home installation providers, 180 Connect, Inc.

         Customer Service Centers.    As of June 30, 2008, we used 32 customer service centers employing approximately 15,000 customer service representatives. Most of these customer service centers are operated by Convergys Customer Management Group, Inc., PRC, LLC, Sitel Operating Corporation and N.E.W. Customer Service Companies, Inc. We currently operate six customer service centers located in: Boise, Idaho; Tulsa, Oklahoma; Huntsville, Alabama; Missoula, Montana; Denver, Colorado; and Huntington, West Virginia that employ approximately 4,800 customer service representatives. Potential and existing subscribers can call a single telephone number 24 hours a day, seven days a week, to request assistance for hardware, programming, installation, technical and other support. We continue to increase the functionality of telephone-based and web-based self-care features in order to better manage customer service costs and improve service levels.

Competition

        We face substantial competition in the MVPD industry and from emerging digital media distribution providers. Our competition includes companies that offer video, audio, interactive programming, telephony, data and other entertainment services, including cable television, other DTH companies, telephone communications companies, broadband service providers, wireless companies and companies that are developing new technologies. Many of our competitors have access to substantially greater financial and marketing resources. We believe our brand, the quality and variety of video, audio and interactive programming, quality of picture, access to service, availability of HD and DVR services, customer service and price are the key elements for attaining and retaining subscribers. According to the National Cable & Telecommunications Association's 2008 Industry Overview, 96% of the U.S. housing units are passed by cable. Our over 17.1 million subscribers represent approximately 18% of MVPD subscribers.

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  Cable Television.    We encounter substantial competition in the MVPD industry from cable television companies. Most cable television operators have a large, established customer base, and many have significant investments in companies that provide programming content. Of the 128.6 million U.S. housing units, approximately 97.6 million subscribe to a MVPD service and approximately 66% of MVPD subscribers receive their programming from a cable operator. In addition, most cable providers have completed network upgrades that allow for enhanced service offerings such as digital cable, HD local channels, broadband Internet access and telephony services. Cable companies bundle these services, offering discounts and providing one bill to the consumer.

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  Other Direct Broadcast Satellite and Direct-To-Home Satellite System Operators.    We also compete with Dish Network Corporation, which had over 13.7 million subscribers at June 30, 2008, representing approximately 14% of MVPD subscribers. Other domestic and foreign satellite operators also have proposed to offer DTH satellite service to U.S. customers using U.S.-licensed satellite frequencies or foreign-licensed frequencies that have the ability of covering the United States.

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  Telephone Communications Companies.    Several telephone communications companies have started to upgrade their infrastructure by replacing their older copper wire telephone lines with high-speed fiber optic lines. These fiber lines provide these companies with significantly greater capacity enabling them to offer new and enhanced services, such as Internet access at much greater speeds and video. For example, Verizon announced that at the end of 2007, it had the capability to serve nine million homes with fiber optic lines with the goal of having the capability to serve 18 million homes by the end of 2010. In addition, AT&T Inc. has begun deploying fiber optic lines to neighborhoods and expects to have the capability to serve approximately 30 million of its customers by 2010. Similar to the cable companies, these companies expect to offer their customers multiple services at a discount on one bill. In addition, AT&T recently acquired BellSouth Corporation, and announced that it would decide at the end of 2008 which DBS service it would sell along with its telephony and DSL business. See "Risk Factors" for more information.

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  Small and Rural Telephone Companies.    Other telephone companies are also finding ways to deliver video programming services over their wireline facilities. For example, the National Rural Telecommunications Cooperative and the National Telecommunications Cooperative Association which represent utilities and telecommunications cooperatives generally located in rural areas, have entered into an agreement under which its members would have access to the IP-Prime service offered by SES. IP-Prime is a turnkey arrangement under which SES aggregates video programming and delivers it in digital format using the Internet protocol to a telephone communications company's headend by satellite, for delivery over the its digital subscriber lines. SES also offers headend equipment and consumer set-top boxes. This service officially launched in September 2007. Intelsat launched a similar IPTV product delivered via satellite in 2007, called Ampiage.

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  Video via the Internet.    With the large increase in the number of consumers with broadband service, a significant amount of video content has become available on the Internet for users to download and view on their personal computers and other devices. For example, in April 2007 Vudu, Inc. announced a deal with several studios to download movies directly to a TV set-top box to enable VOD for its customers. In October 2007 HULU LLC began beta testing a service to provide movies and TV shows on demand through their partners—AOL, Comcast, MSN, MySpace and Yahoo. In addition, several companies, such as Netflix, Blockbuster and Amazon.com, have begun selling and renting movies via Internet download. Similarly, in early 2007, Apple Inc. announced a partnership to distribute Paramount films through iTunes, its online video download store and introduced Apple TV, a set-top box/router which enables consumers to stream iTunes content, including movies and music from computers to TVs. There are also several similar initiatives by companies such as Intel and Microsoft to make it easier to view Internet-based video on television and personal computer screens.

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  VHF/UHF Broadcasters.    Most areas of the United States can receive traditional terrestrial VHF/UHF television broadcasts of between three and ten channels. These broadcasters are often low to medium power operators with a limited coverage area and provide local, network and syndicated programming typically free of charge. The FCC has allocated additional digital spectrum to licensed broadcasters. At least during a transition period, each existing television station will be able to retain its present analog frequencies and also transmit programming on a digital channel that may permit multiple programming services per channel.

Acquisitions, Strategic Alliances and Divestitures

        We review our competitive position on an ongoing basis and, from time to time, consider various acquisitions, strategic alliances and divestitures, including potential wireless broadband investments or alliances, in order to continue to compete effectively, improve our financial results, grow our business and allocate our resources efficiently. We also consider periodically making equity investments in companies with which we can jointly provide services to our subscribers. We recently acquired 100% of the stock of one of our significant third-party home installation providers, 180 Connect, Inc.

Government Regulation

        We are subject to government regulation in the United States, primarily by the FCC and, to a certain extent, by the legislative branches, other federal agencies, state and local authorities and the International Telecommunications Union, or ITU, a specialized agency of the United Nations within which governments and the private sector coordinate global telecommunications networks and services. Depending upon the circumstances, noncompliance with legislation or regulations promulgated by these entities could result in the suspension or revocation of our licenses or registrations, the termination or loss of contracts or the imposition of contractual damages, civil fines or criminal penalties.

        This section sets forth a summary of regulatory issues pertaining to our operations and is not intended to describe all present and proposed government regulation and legislation affecting the MVPD industry or our business.

         FCC Regulation Under the Communications Act and Related Acts.    The Communications Act and other related acts give the FCC broad authority to regulate the operations of our company.

        The ownership and operation of our DBS/DTH system is regulated by the FCC primarily for:

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  the licensing of DBS and DTH satellites, earth stations and ancillary authorizations;

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  the assignment of frequencies and orbital slots, the relocation of satellites to different orbital locations or the replacement of an existing satellite with a new satellite;

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  compliance with the terms and conditions of assignments and authorizations, including required timetables for construction and operation of satellites;

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  avoidance of interference by and to DBS/DTH operations with operations of other entities that make use of the radio spectrum;

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  compliance with the Communications Act and FCC rules governing U.S.-licensed DBS and DTH systems; and

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  compliance with the Communications Act (and, indirectly, the Copyright Act) with respect to retransmission of broadcast television programming.

        The FCC grants authorizations to satellite operators that meet its legal, technical and financial qualification requirements. The FCC conditions such authorizations on satisfaction of ongoing due diligence, construction, reporting and related obligations.

        All of our satellites and earth stations are or have been licensed by the FCC. Currently, three of our satellites are licensed by the government of Canada. While the FCC generally issues DTH space station licenses for a fifteen-year term, DBS space station and earth station licenses are generally issued for a ten-year term, which is less than the useful life of a healthy direct broadcast satellite. Upon expiration of the initial license term, the FCC has the option to renew a satellite operator's license or authorize an operator to operate for a period of time on special temporary authority, or decline to renew the license. If the FCC declines to renew the operator's license, the operator is required to cease operations and the frequencies it was previously authorized to use would revert to the FCC.

        Currently we have several applications pending before the FCC, including applications to launch and operate future satellites to support DIRECTV's services. In general, the FCC's approval of these applications is required for us to continue to expand our range of service offerings while increasing the robustness of our satellite fleet. We may not obtain these approvals in a timely fashion or at all.

        As a DBS/DTH licensee and operator we are subject to a variety of Communications Act requirements, FCC regulations and copyright laws that could materially affect our business. They include the following:

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  Local-into-Local Service and Limitation on Retransmission of Distant Broadcast Television Signals.    The Satellite Home Viewer Improvement Act, or SHVIA, allows satellite carriers to retransmit the signals of local broadcast television stations in the stations' local markets without obtaining authorization from the holders of copyrights in the individual programs carried by those stations. Another portion of SHVIA, as amended by the Satellite Home Viewer Extension and Reauthorization Act of 2004, or SHVERA, also permits satellite retransmission of distant network stations (those that originate outside of a satellite subscriber's local television market) only to "unserved households." A subscriber qualifies as an "unserved household" if he or she cannot receive, over the air, a signal of sufficient intensity from a local station affiliated with the same network, or falls into one of a few other very limited exceptions. SHVERA also prohibits satellite carriers from signing up a new subscriber to distant analog or digital signals if that subscriber lives in a local market where the satellite carrier provides local analog or local digital signals, respectively. SHVERA imposes a number of notice and reporting requirements, and also permits satellite retransmission of distant stations in neighboring markets where they are determined by the FCC to be "significantly viewed." In implementing SHVIA, the FCC has required satellite carriers to delete certain programming, including sports programming, from the signals of certain distant stations. In addition, the FCC's interpretation, implementation and enforcement of other provisions of SHVIA and SHVERA, as well as judicial decisions interpreting and enforcing these laws, could hamper our ability to retransmit local and distant network and superstation signals, reduce the number of our existing or future subscribers that can qualify for receipt of these signals, impose costs on us in connection with the process of complying with the rules, or subject us to fines, monetary damages or injunctions. Also, the FCC's sports blackout requirements, which apply to all distant network signals, may require costly upgrades to our system. Further, an FCC order interpreting the requirement that satellite carriers retransmit local digital signals with "equivalent bandwidth" of significantly viewed digital signals may constrain our ability to deliver such significantly viewed digital signals. In addition, it is not entirely clear how the FCC or the courts may apply certain other provisions regarding eligibility to receive digital signals after the digital transition in February 2009. Moreover, the United States Copyright Office is considering recommendations to Congress for amendments to SHVERA, some of which could make retransmissions of broadcast signals more difficult or expensive.

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  Must Carry Requirement.    SHVIA also imposes a must carry obligation on satellite carriers. This must carry obligation requires satellite carriers that choose to take advantage of the statutory copyright license in a local market to carry upon request the signals of all qualifying television broadcast stations within that local market, subject to certain limited exceptions. The FCC has implemented SHVIA's must carry requirement and adopted further detailed must carry rules covering our carriage of both commercial and non-commercial broadcast television stations. These rules generally require us to carry all of the local broadcast stations requesting carriage in a timely and appropriate manner in markets in which we choose to retransmit the signals of local broadcast stations. We have limited capacity, and the projected number of markets in which we can deliver local broadcast programming will continue to be constrained because of the must carry requirement and may be reduced depending on the FCC's interpretation of its rules in pending and future rulemaking and complaint proceedings, as well as judicial decisions interpreting must carry requirements. For example, the FCC recently determined that most cable operators must engage in "dual carriage" of local broadcast signals as these broadcasters upgrade their signals to digital transmission, and must make signals available to all viewers with analog televisions after the transition to digital television is complete. This requirement has not been extended to DBS systems, but could be in the future. In addition, the FCC has promulgated regulations setting forth the degree to which satellite carriers must carry local signals in HD format, and may consider additional carriage regulation in the future. We may not be able to comply with these must carry rules, or compliance may mean that we are not able to use capacity that could otherwise be used for new or additional local or national programming services.

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  Public Interest Requirement.    Under a requirement of the Communications Act, the FCC has imposed certain public interest obligations on DBS operators, including a requirement that such providers set aside four percent of channel capacity exclusively for noncommercial programming of an educational or informational nature, for which we must charge programmers below-market rates and for which we may not impose additional charges on subscribers. FCC rules also require us to comply with a number of political broadcasting requirements to which broadcasters are subject under the Communications Act, as well as limits on the commercialization of children's programming applicable to cable operators. We believe that we are in compliance with all of these requirements, but some of them require our interpretations, which we believe are reasonable and consistent with industry practice. However, if we are challenged, the FCC may not agree with our interpretations. In addition, the FCC could, in the future, attempt to impose additional public interest or content requirements on us, for example, by seeking to impose rules on indecent programming.

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  Emergency Alert System.    The Emergency Alert System, or EAS, requires participants to interrupt programming during nationally-declared emergencies and to pass through emergency-related information. The FCC has adopted rules that require satellite carriers to participate in the "national" portion of EAS. It is also considering whether to mandate that satellite carriers also interrupt programming for local emergencies and weather events. We believe that any such requirement would be very difficult to implement, would require costly changes to our DBS/DTH system, and, depending on how it is implemented, could inconvenience or confuse our viewers. The FCC is also considering whether to require that EAS alerts be provided in multiple languages or via text messages, which could also prove difficult and costly to implement depending upon the nature of any such requirement adopted.

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  Spectrum Allocation and License Assignment Rules.    We depend upon the FCC's allocation of sufficient DBS frequencies and assignment of DBS licenses in order to operate our business. DBS frequencies and available DBS orbital locations capable of supporting our business have become increasingly scarce. While we have obtained additional DTH service capacity and continue to explore new sources of DBS/DTH capacity, there can be no assurance that we will obtain further capacity. In addition, the FCC had adopted a system of competitive bidding to assign licenses for additional DBS frequencies. On June 21, 2005, the United States Court of Appeals for the D.C. Circuit held that such an auction process was not authorized by statute.

    The FCC subsequently voided the previous auction and implemented a freeze on applications for authority to provide DBS service in the United States using new frequencies or new orbital locations not assigned to the United States in the ITU Region 2 BSS Plan. On August 18, 2006, the FCC began a proceeding to identify a new system for assigning DBS authorizations. There can be no assurance that we will be able to obtain additional DBS capacity under whatever system the FCC implements in the future.

            On May 4, 2007, the FCC adopted new service and licensing rules for the Broadcasting Satellite Service, or BSS, in the 17.3 - 17.8 GHz and 24.75 - 25.25 GHz bands. This spectrum, also known as the "reverse band" (in that transmissions from these satellites to consumers would occur in spectrum currently used for uplinking programming to traditional DBS satellites), could provide a new source of additional DTH capacity. Among other things, the FCC adopted an orbital spacing plan presumptively based on four-degree spacing between reverse band satellites, and established a licensing procedure under which the four parties with applications currently pending—including DIRECTV—would be allowed to amend their applications to conform to the new rules and would be entitled to have those applications processed on a co-equal basis with one another before any new applications would be accepted. On September 28, 2007, the FCC issued a sua sponte order on reconsideration in which it modified the rules for orbital spacing of reverse band satellites to add more flexibility to the presumptive four-degree spacing plan adopted initially. On January 14, 2008, all four parties with pending applications filed amendments to conform to the new rules. One or more other parties requested authority to operate at three of the five orbital slots requested by us. The FCC has announced that, where more than one qualified applicant in this process seeks authorization at a given slot, the spectrum will be divided equally among them. In addition, foreign operators who may have international priority have indicated an interest in using slots that may conflict with the licenses sought by us. The applications remain pending.

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  Rules Governing Co-Existence With Other Satellite and Terrestrial Services and Service Providers in the MVPD Industry.    The FCC has adopted rules to allow non-geostationary orbit fixed satellite services to operate on a co-primary basis in the same frequency band as the one used by direct broadcast satellite and Ku-Band-based fixed satellite services. In the same proceeding, the FCC concluded that multi-channel video and data distribution services, or MVDDS, can share spectrum with DBS operators on a non-interference basis, and adopted rules and a method for assigning licenses in that service, as well. While the FCC has established service and technical rules to govern the non-geostationary orbit and MVDDS services to protect DBS operations from harmful interference, these rules may not be sufficient to prevent such interference, and the introduction of such services into spectrum used by us for DBS service may have a material adverse impact on our operations. A number of aspects of these rules remain subject to judicial review. In addition, one MVDDS operator recently requested a waiver of the applicable rules so that it could operate systems at substantially higher power levels in 80 markets where it holds MVDDS licenses. If granted, such a waiver may have a material adverse impact on our operation in the affected markets. Although DIRECTV has opposed that waiver request, there can be no assurance that the FCC will deny it.

            On August 18, 2006, the FCC released a notice of proposed rulemaking regarding the possible operation of "tweener" or "short spaced" satellites—satellites that would operate in the same DBS uplink and downlink frequency bands as us, from orbital positions located in between those now assigned to the DBS service. This rulemaking follows applications by SES and Spectrum Five LLC to operate tweener satellites. Under rules that the FCC is considering, a provider could, by complying with certain technical restrictions, operate a satellite in between two orbital locations where we have already positioned our satellites without completing coordination of its operations with us and without demonstrating that such operations would not "affect" us as that term is defined by the ITU. We have opposed this proposal, and believe that tweener satellites as proposed by applicants would cause interference to our current and planned operations and impose a significant constraint on the further growth of our DBS service. We cannot predict what if any action the FCC may take or the effect of such a proceeding on our business.

            On November 29, 2006, despite the pendency of the tweener satellite rulemaking and over DIRECTV's opposition, the FCC's International Bureau granted Spectrum Five's application to operate a tweener satellite at the 114.5° WL orbital location, only 4.5° away from DIRECTV's DBS satellites operating at the 110° WL and 119° WL orbital locations. While the Bureau limited Spectrum Five's operations to levels below those at which the ITU deems one DBS system to "affect" another in the absence of agreement from all affected DBS operators (including us), the Bureau's grant of Spectrum Five's application prior to coordination could ultimately permit Spectrum Five to operate at levels that would cause interference to our operations or to limit our flexibility to offer new services in the future. We have sought review of the Bureau's order by the full FCC.

            The FCC also recently adopted rules that require satellite operators to take certain measures to mitigate the dangers of collision and orbital debris. Among other things, these rules impose certain requirements for satellite design and end-of-life disposal maneuvers for all satellites launched after March 18, 2002, which apply to eight of our in-orbit satellites. We believe that we are in compliance with all of these requirements and expect that we will continue to be able to comply with them going forward, but the requirements for end-of-life disposal could result in a slight reduction in the operational life of each new satellite.

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  Geographic Service Rules.    The FCC requires DBS licensees to comply with certain geographic service obligations intended to foster the provision of DBS service to subscribers residing in the states of Alaska and Hawaii. We believe that we are in compliance with these rules, but the State of Hawaii has filed a petition for administrative sanctions against us taking a contrary view, and urging the FCC to take enforcement action against us. A satellite television dealer named MicroCom has also requested the FCC to examine our quality of service to Alaska and Hawaii. We cannot be sure that the FCC will agree with our view that we are in compliance with the agency's geographic services rules, or that the FCC will not require us to make potentially cumbersome and costly changes to our offerings.

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  FCC Conditions Imposed In Connection With the News Corporation and Liberty Transactions.    The FCC approved the acquisition by News Corporation of its equity investment in our Parent in December 2003. In doing so, the FCC imposed a number of regulatory conditions on us and News Corporation, some of which directly or indirectly affect our business. In particular, the FCC has imposed on us program carriage conditions, intended to prevent discrimination against all forms of unaffiliated programming; and certain program access conditions, intended to ensure non-discriminatory access to much of the programming carried on the DIRECTV service. In approving Liberty's application for authority to acquire News Corporation's interest in our Parent, the FCC required Liberty to assume regulatory conditions very similar to those formerly applicable to News Corporation. We cannot predict what effect our compliance with or the FCC's enforcement of these conditions will have on our business.

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  International Telecommunications Union Rules.    We are required by international rules to coordinate the use of the frequencies on our satellites with other satellite operators who may interfere with us or who may suffer interference from our operations.

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  Other Legal and Regulatory Requirements.    DBS/DTH providers are subject to other federal and state regulatory requirements, such as Federal Trade Commission, FCC and state telemarketing and advertising rules, and subscriber privacy rules similar to those governing other MVPDs. We have agreed with the Federal Trade Commission to (1) review and monitor compliance with telemarketing laws by any companies we authorize to do telemarketing as well as by independent retailers, (2) investigate and respond to complaints about alleged improper telemarketing and (3) terminate our relationship with marketers or retailers found in violation. Similarly, we have agreed with certain state attorneys general to comply with advertising disclosure requirements and monitor compliance by independent retailers.

            In addition, although Congress has granted the FCC exclusive jurisdiction over the provision of DBS/DTH satellite services, aspects of such service remain regulated at the state and local level. For example, the FCC has promulgated rules prohibiting restrictions by local government agencies, such as zoning commissions and private organizations, such as homeowners associations, on the placement of DBS/DTH receiving antennas. Local governments and homeowners associations, however, may continue to regulate the placement of such antennas if necessary to accomplish a clearly defined public safety objective or to preserve a recognized historic district, and may also apply to the FCC for a waiver of FCC rules if there are other local concerns of a special or unusual nature. In addition, a number of state and local governments have attempted to impose consumer protection, customer service and other types of regulation on DBS operators. Also, while Congress has prohibited local taxation of the provision of DBS service, taxation at the state level is permissible, and many states have imposed such taxes. Incident to conducting a consumer directed business, we occasionally receive inquiries or complaints from authorities such as state attorneys general and state consumer protection offices. These matters are generally resolved in the ordinary course of business.

Intellectual Property

        All DIRECTV Group companies maintain active programs for identifying and protecting our important intellectual property. With the exception of certain U.S. trademark registrations held by us, all of our intellectual property is owned by DIRECTV Group for the benefit of all of its subsidiaries.

        We believe that our growing portfolio of pending and issued patents are important assets. Our Parent presently holds over 1,650 issued patents worldwide relating to our past and present businesses, including over 250 patents developed by, or otherwise relating to, our businesses. Our Parent holds a worldwide portfolio of over 710 registered trademarks, including over 465 foreign registrations related to the DIRECTV name and the Cyclone Design. In addition, we hold over 105 U.S. trademark registrations relating to our business, including registrations of the primary "DIRECTV" and Cyclone Design trademarks. These trademarks are licensed royalty-free to third parties for use in support of our business. We actively protect our important patents and trademarks against unauthorized or improper use by third parties.

Environmental Regulation

        We are subject to the requirements of federal, state, local and foreign environmental laws and regulations. These include laws regulating air emissions, water discharge and waste management. We have an environmental management function designed to facilitate and support our compliance with these requirements and attempt to maintain compliance with all such requirements. We have made and will continue to make, as necessary, capital and other expenditures to comply with environmental requirements. We do not, however, expect capital or other expenditures for environmental compliance to be material in 2008. Environmental requirements are complex, change frequently and have become more stringent over time. Accordingly, we cannot provide assurance that these requirements will not change or become more stringent in the future in a manner that could have a material adverse effect on our business.

Employees

        As of June 30, 2008, we had approximately 8,200 full-time and 200 part-time employees. We believe that our employee relations are good. None of our employees is represented by labor unions.

Properties

        As of June 30, 2008, we had 31 locations operating in 16 states and 25 cities in the United States. At such date, we owned approximately two million square feet of space and leased approximately one million square feet of space. The major locations include nine administrative offices, two broadcast centers and six call centers. We consider our properties adequate for our present needs.

Legal Proceedings

        Material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which we became or were a party during the quarter ended June 30, 2008 or subsequent thereto, but before the filing of this report, are summarized below:

         Intellectual Property Litigation.    We are a defendant in several unrelated lawsuits claiming infringement of various patents relating to various aspects of our businesses. In certain of these cases other industry participants are also defendants, and also in certain of these cases we expect that any potential liability would be the responsibility of our equipment vendors pursuant to applicable contractual indemnification provisions. To the extent that the allegations in these lawsuits can be analyzed by us at this stage of their proceedings, we believe the claims are without merit and intend to defend the actions vigorously. The final disposition of these claims is not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations of any one period. Further, no assurance can be given that any adverse outcome would not be material to our consolidated financial position.

        In this connection, on June 27, 2000, SuperGuide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, LLC, DIRECTV, Inc. DIRECTV Operations, LLC, and DIRECTV Group; Thomson Inc.; and EchoStar Communications Corporation, EchoStar Satellite Corporation and EchoStar Technologies Corporation. The action alleges infringement of three U.S. patents and seeks unspecified damages and injunctive relief. Gemstar Development Corp. was added as a third party defendant because it asserted to have exclusive control of the patents by reason of a license agreement with SuperGuide Corporation. On July 3, 2002, the court granted summary judgment of non-infringement to the DIRECTV defendants and DIRECTV system manufacturers under all asserted claims of the patents in the case, and judgment for all defendants dismissing the claims of infringement was entered on July 25, 2002. On February 12, 2004, the Court of Appeals for the Federal Circuit affirmed the decision in part and reversed in part, and remanded the action for further proceedings. In August, 2005 the court again granted summary judgment on two of the patents, dismissing the claims of infringement relating to them with prejudice, leaving only one patent at issue which expired in 2005. The court then stayed activity relating to the remaining patent, pending determination of the issue of Gemstar's license rights. After a bench trial, on July 19, 2007 the court entered judgment denying Gemstar's assertion and holding that SuperGuide has the relevant rights relating to the remaining patent. Proceedings regarding the remaining patent are now underway, and trial on the issues of infringement, enforceability and validity is expected later in 2008 or 2009.

         Finisar Corporation.    As previously reported, we filed a notice of appeal to the Court of Appeals for the Federal Circuit on October 5, 2006 from a jury determination that The DIRECTV Group, Inc. and certain of its subsidiaries, including DIRECTV Holdings, willfully infringed a patent owned by Finisar Corporation and an award by the jury of approximately $79 million in damages. The trial court increased the damages award by $25 million because of the jury finding of willful infringement and awarded pre-judgment interest of $13 million to Finisar. We were also ordered to pay into escrow $1.60 per new set-top receiver manufactured for use with the DIRECTV system beginning June 17, 2006 and continuing until the patent expires in 2012 or was otherwise found to be invalid.

        On April 18, 2008, the Court of Appeals vacated (set aside) the verdict of infringement, and sent the case back to the district court for further proceedings and possible retrial on a limited number of claims. The Court of Appeals, ruled that the lower court had used erroneous interpretations of certain important terms in the patent claims. Thus, the district court must now determine whether there is any infringement using the correct interpretations, which are the ones we originally suggested. Regarding our defenses of invalidity, the Court of Appeals found that one of the principal independent claims of the patent is clearly anticipated by the prior art we presented. The Court of Appeals then remanded the question of validity for the remaining claims back to the district court for further consideration in view of this invalidity ruling. The Court of Appeals also reversed the verdict of willful infringement, and affirmed earlier rulings of the district court that held several additional claims to be invalid. Through the date of the vacated verdict, the ongoing royalties amounted to $37 million, which had been paid into escrow. On May 2, 2008, Finisar filed a petition for rehearing by the Court of Appeals, which was denied on May 29, 2008. By agreement of the parties and subject to an Order of the district court, the appeal bond has been terminated, and the escrowed royalties were returned to us (with interest) on June 10, 2008.

***

         Other.    We are subject to other legal proceedings and claims that arise in the ordinary course of our business. The amount of ultimate liability with respect to such actions is not expected to materially affect our financial position, results of operations or liquidity.

 DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facility

        On April 13, 2005, we entered into a $2,500.0 million senior secured credit facility with Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, and the other agents and lenders named therein. The senior secured credit facility consists of the following:

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  a Term Loan A facility in an aggregate principal amount of $500.0 million;

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  a Term Loan B facility in an aggregate principal amount of $1,500.0 million;

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  a Term Loan C facility in an aggregate principal amount of $1,000.0 million; and

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  a revolving loan facility in an aggregate principal amount of up to $500.0 million.

        The Term Loan A was fully drawn on the closing date of the senior secured credit facility, and matures on April 13, 2011. The Term Loan B was fully drawn on the closing date of the senior secured credit facility, and matures on April 13, 2013. We used the proceeds associated with the 2015 Notes, described below, to repay $500 million of the Term Loan B on June 15, 2005.

        The revolving loan facility includes a letter of credit subfacility, and matures on April 13, 2011. Proceeds of the revolving loan facility will be used to fund our working capital and for general corporate purposes.

        Concurrently with the offering of the original notes, we entered into Amendment No. 1 to the senior secured credit facility. This amendment implemented a Term Loan C facility in an aggregate principal amount of $1,000.0 million. The Term Loan C was fully drawn on the effective date of Amendment No. 1, and will mature on April 13, 2013. The proceeds of the Term Loan C will be used for general corporate purposes, including to pay a dividend to DIRECTV Group which will be available to be used by it to fund purchases of stock under its share repurchase program. A premium of one percent (1.00%) will be due on any prepayment of the Term Loan C that is made (i) within the first year after the establishment of the Term Loan C facility and (ii) with the proceeds of a term loan with more favorable pricing.

        Subject to certain exceptions, the senior secured credit facility requires mandatory prepayments with the proceeds from (i) asset sales, (ii) issuances of equity (subject to a total leverage ratio test), (iii) annual excess cash flow (subject to a total leverage ratio and a senior secured debt rating test) and (iv) insurance and condemnation awards. In addition, the senior secured credit facility requires a mandatory prepayment of the outstanding Loan Obligations (as such term is defined in the senior secured credit facility) (a) on the date that is six months prior to the final maturity date of the notes or the Existing Notes, as applicable, if the notes or the Existing Notes are still outstanding on such date and (b) upon a Change of Control (as such term is defined in the senior secured credit facility). Voluntary prepayments of the senior secured credit facility are permitted at any time, subject to certain notice requirements and the payment of certain losses and expenses suffered by the lenders as a result of the prepayment of Eurodollar loans prior to the end of the applicable interest period.

        Borrowings under the senior secured credit facility bear interest at a rate per annum based on applicable margins over the base rate or LIBOR. The applicable margins for the Term Loan A and the Revolving Loan vary based on our total leverage ratio. The applicable margins for the Term Loan B vary based on our senior secured debt rating. Currently, the applicable margin on the Term Loan B is 1.5% for LIBOR loans and the applicable margin on the Term Loan A and any outstanding revolving loans is 0.75% for LIBOR loans.

        Our obligations under the senior secured credit facility are unconditionally guaranteed, jointly and severally, by all of our direct and indirect material domestic subsidiaries. Our obligations and the obligations of our guarantors under the senior secured credit facility are secured by first priority liens on, subject to certain exceptions, (i) all stock and equity interests owned by us and the guarantors (limited in the case of foreign subsidiaries to 65% of the capital stock of each first-tier foreign subsidiary) and (ii) substantially all of the other assets owned by us and the guarantors.

        The senior secured credit facility contains customary events of default and certain covenants, including, without limitation, restrictions on, subject to certain exceptions: (i) the incurrence of debt (subject to pro forma compliance with certain financial covenants); (ii) liens; (iii) the sale of assets; (iv) voluntary prepayments of certain debt; (v) transactions with affiliates; (vi) dividends and other restricted payments; (vii) acquisitions (subject to pro forma compliance with certain financial covenants); (viii) investments; and (ix) various financial covenants.

2013 Notes

        In 2003, we and DIRECTV Financing Co., Inc. issued $1,400.0 million in 2013 Notes. These notes bear interest at 8.375%. Principal on the 2013 Notes is payable upon maturity, while interest is payable semi-annually. The 2013 Notes have been fully and unconditionally guaranteed, jointly and severally, by each of our material domestic subsidiaries (other than DIRECTV Financing) on a senior unsecured basis. The 2013 Notes contain covenants that restrict us, DIRECTV Financing and our guarantor subsidiaries from, subject to certain exceptions: (i) incurring additional indebtedness; (ii) placing liens on our assets; (iii) making distributions; (iv) paying dividends or making certain other restricted payments or investments; (v) consummating asset sales; (vi) entering into certain transactions with affiliates; (vii) conducting business other than our current or related businesses; (viii) merging or consolidating with any other entity; (ix) selling, assigning, transferring, leasing, conveying or otherwise disposing of all or substantially all of our assets; and (x) making voluntary prepayments of certain debt. We used an equity investment from DIRECTV Group to redeem $490.0 million aggregate principal amount of the outstanding existing 2013 Notes. Following the consummation of the redemption on May 19, 2005, we had $910 million of 2013 Notes outstanding.

2015 Notes

        On June 15, 2005, we and DIRECTV Financing Co., Inc., issued $1,000.0 million in 2015 Notes. These notes bear interest at 6.375%. Principal on the 2015 Notes is payable upon maturity, while interest is payable semi-annually. The 2015 Notes have been fully and unconditionally guaranteed, jointly and severally, by each of our direct and indirect domestic subsidiaries (other than DIRECTV Financing) on a senior unsecured basis. The 2015 Notes contain covenants that restrict us, DIRECTV Financing and our guarantor subsidiaries from, subject to certain exceptions: (i) making restricted payments; (ii) paying dividends and making other restricted payments affecting restricted subsidiaries; (iii) incurring indebtedness; (iv) consummating asset sale; (v) entering into transactions with affiliates; (vi) placing liens on our assets; and (vii) merging or consolidating with any other entity.

 DESCRIPTION OF THE REGISTERED NOTES

        The original notes were issued under an indenture, dated as of May 14, 2008, to which DIRECTV Holdings LLC ("DIRECTV Holdings"), DIRECTV Financing Co., Inc. ("DIRECTV Financing"), the Guarantors and The Bank of New York Trust Company, N.A., as trustee (the "Trustee"), were parties. The registered notes will also be issued under that indenture. The original notes and the registered notes offered hereby will be treated as a single class of debt securities under the indenture, including for purposes of redemptions, offers to purchase, and determining whether the required percentage of holders have given their approval or consent to an amendment or waiver or joined in the directing of the trustee to take certain actions on behalf of the holders. For purposes of this description, unless the context otherwise requires, references to the "Notes" include the original notes, the registered notes offered hereby, and any additional notes offered under the indenture.

        The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture, the registration rights agreement and the Notes because they, and not this description, will define your rights as a holder of the Notes. The indenture, the registration rights agreement and the Notes have been filed with the Commission and a copies of are available to you upon request.

        You can find the definitions of some of the capitalized terms used in this section under the subheading "Certain Definitions." In this section of the prospectus:

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  the terms the "Issuer," "DIRECTV Holdings," "we," "us," "our" or similar terms refer only to DIRECTV Holdings and not to any of our subsidiaries;

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  references to the "Co-Issuer" shall mean DIRECTV Financing, and references to the "Issuers" shall mean the Issuer and the Co-Issuer together;

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  references to "Guarantors" shall mean our direct and indirect Restricted Subsidiaries that guarantee the Notes; and

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  references to "Parent" shall mean our parent, The DIRECTV Group, Inc., and its successors, in each case together with each Subsidiary of Parent that beneficially owns any of our Equity Interests.

        The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The Notes are subject to all such terms, and holders of Notes should refer to the indenture and the Trust Indenture Act for a statement thereof.

Brief Description of the Notes and the Guarantees

The Notes

        The Notes are:

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  general unsecured obligations of the Issuers;

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  ranked equally in right of payment with all of the Issuers' existing and future senior debt;

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  ranked senior in right of payment to all of the Issuers' future subordinated debt, if any;

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  ranked effectively junior to (i) all debt and other liabilities (including trade payables) of our Subsidiaries (if any) that are Unrestricted Subsidiaries and thus not Guarantors or that are otherwise not Guarantors, (ii) all debt and other liabilities (including trade payables) of any Guarantor if such Guarantor's Guarantee is subordinated or avoided by a court of competent jurisdiction, and (iii) all secured obligations to the extent of the collateral securing such obligations, including our obligations under the senior secured credit facility; and

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  fully and unconditionally guaranteed by the Guarantors.

        Although the Notes are titled "senior," we have not issued, and do not currently have any plans to issue, any indebtedness to which the Notes would be senior.

        The Notes will be issued in fully registered form only, without coupons, in denominations of $2,000 and integral multiples of $1,000.

The Guarantees

        The Notes are guaranteed by the Guarantors, which currently include all of our direct and indirect Restricted Subsidiaries other than the Co-Issuer. The Guarantees are:

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  general unsecured obligations of each Guarantor;

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  ranked equally in right of payment with all existing and future senior debt of such Guarantor;

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  ranked senior in right of payment to all future subordinated debt of such Guarantor, if any; and

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  ranked effectively junior to secured obligations to the extent of the collateral securing such obligations, including the secured guarantees by the Guarantors of our obligations under our senior secured credit facility.

        As of the date of the indenture, all of our domestic Subsidiaries are Restricted Subsidiaries. Our foreign Subsidiary, RSG Resources Supply GmbH, is an "Unrestricted Subsidiary." Under certain circumstances, we are permitted to designate certain of our Subsidiaries as additional "Unrestricted Subsidiaries." Unrestricted Subsidiaries are not be subject to many of the restrictive covenants in the indenture. Unrestricted Subsidiaries do not guarantee the Notes.

Principal, Maturity and Interest

        The Notes were issued in an aggregate principal amount of $1.5 billion. Additional Notes may be issued under the indenture from time to time in an unlimited amount, subject to the limitations set forth under "—Certain Covenants—Limitation on Incurrence of Indebtedness." Any additional Notes will be part of the same series as the Notes offered hereby and will vote on all matters with the Notes offered in this offering. The Notes will mature on May 15, 2016.

        Interest on the Notes accrues at the rate of 7 5/8% per annum, and is payable semiannually in cash on each May 15 and November 15, commencing November 15, 2008, to holders of record on the immediately preceding May 1 and November 1, respectively. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

        The Notes will be payable both as to principal and interest at our office or agency maintained for such purpose or, at our option, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes. Until otherwise designated by us, our office or agency will be the office of the Trustee maintained for such purpose.

Guarantees

        Each Guarantor jointly and severally guarantee the Issuers' obligations under the Notes. The obligations of each Guarantor under its Guarantee are limited as necessary to prevent such Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. See "Risk Factors—Risks Related to the Notes—A court may void the guarantees of the Notes or subordinate the guarantees to other obligations of the subsidiary guarantors." Each Guarantor that makes a payment or distribution under a Guarantee will be entitled to a pro rata contribution from each other Guarantor based on the net assets of each other Guarantor.

        Each Guarantor may consolidate with or merge into or sell its assets to us or another Guarantor that is a Restricted Subsidiary, or with or to other persons upon the terms and conditions set forth in the indenture. A Guarantor may not sell or otherwise dispose of all or substantially all of its assets, or consolidate with or merge with or into another person (whether or not such Guarantor is the surviving person), unless certain conditions are met. See "—Certain Covenants—Merger, Consolidation or Sale of Assets."

        The Guarantee of a Guarantor will be deemed automatically discharged and released in accordance with the terms of the indenture:

        (1)   in connection with any direct or indirect sale, conveyance or other disposition of all of the capital stock or all or substantially all of the assets of that Guarantor (including by way of merger or consolidation), if such sale or disposition is made in compliance with the applicable provisions of the indenture (see "—Certain Covenants—Limitation on Asset Sales");

        (2)   if such Guarantor is dissolved or liquidated in accordance with the provisions of the Indenture;

        (3)   if we designate any such Guarantor as an Unrestricted Subsidiary in compliance with the terms of the indenture; or

        (4)   upon any Legal Defeasance of the indenture.

Optional Redemption

         General.    Except as provided below, the Notes are not redeemable at our option prior to May 15, 2012. Thereafter, the Notes are subject to redemption at our option, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12-month period beginning on May 15 of the years indicated below:

Year	Percentage
2012	103.813%
2013	101.906%
2014 and thereafter	100.000%

         Equity Sales.    Notwithstanding the foregoing, at any time and from time to time prior to May 15, 2011, we may redeem up to 35% of the aggregate principal amount of the Notes outstanding at a redemption price equal to 107.625% of the principal amount thereof on the repurchase date, together with accrued and unpaid interest to such redemption date, with the net cash proceeds of one or more public or private sales of our Equity Interests (other than Disqualified Stock) (including sales to or capital contributions from Parent, regardless of whether Parent obtains such funds from an offering of its Equity Interests, the incurrence of Indebtedness or otherwise), other than proceeds from a sale to us or any of our Subsidiaries or any employee benefit plan in which we or any of our Subsidiaries participates; provided that:

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  at least 65% in aggregate principal amount of the Notes originally issued remain outstanding immediately after the occurrence of such redemption; and

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  the sale of such Equity Interests is made in compliance with the terms of the indenture.

         Make Whole.    In addition, at any time and from time to time prior to May 15, 2012, we may redeem all or any portion of the Notes outstanding at a redemption price equal to:

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  100% of the aggregate principal amount of the Notes to be redeemed, together with accrued and unpaid interest to such redemption date, plus

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  the Make Whole Amount.

        "Make whole amount" means, with respect to any Note at any redemption date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess, if any, of (A) an amount equal to the present value of (1) the redemption price of such Note at May 15, 2012 plus (2) the remaining scheduled interest payments on the Notes to be redeemed (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date) to May 15, 2012 (other than interest accrued to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (B) the principal amount of the Notes to be redeemed.

        "Treasury rate" means, at the time of computation, the yield to maturity of United States Treasury Securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days prior to the redemption date or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to May 15, 2012; provided, however, that if the period from the redemption date to May 15, 2012 is not equal to the constant maturity of a United States Treasury Security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury Securities for which such yields are given, except that if the period from the redemption date to May 15, 2012 is less than one year, the weekly average yield on actually traded United States Treasury Securities adjusted to a constant maturity of one year shall be used.

Selection and Notice

        If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, or, in the case of a redemption other than as described under "—Optional Redemption—Equity Sales," by lot or by such other method as the Trustee deems fair and appropriate; provided that no Notes with a principal amount of $2,000 or less shall be redeemed in part. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, so long as we do not default in the payment of the redemption price, interest will cease to accrue on Notes or portions thereof called for redemption.

Change of Control and Rating Decline

        Upon the occurrence of a Change of Control Triggering Event, we will be required to make an offer (a "Change of Control Offer") to each holder of Notes to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest thereon to the date of repurchase (in either case, the "Change of Control Payment"). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to each holder stating:

        (1)   that the Change of Control Offer is being made pursuant to the covenant entitled "Change of Control and Rating Decline";

        (2)   the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 45 days after the date such notice is mailed (the "Change of Control Payment Date");

        (3)   that any Notes not tendered will continue to accrue interest in accordance with the terms of the indenture;

        (4)   that, unless we default in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;

        (5)   that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the second business day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Notes delivered for purchase, and a statement that such holder is unconditionally withdrawing its election to have such Notes purchased;

        (6)   that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $2,000 in principal amount or an integral multiple of $1,000 in excess thereof; and

        (7)   any other information material to such holder's decision to tender Notes.

        We will be required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes required in the event of a Change of Control Triggering Event. Due to our highly leveraged structure and the terms of other indebtedness to which we and our Subsidiaries are or may in the future be subject, we may not be able to repurchase all of the Notes tendered upon a Change of Control Triggering Event. See "Risk Factors—Risks Related to the Notes—We may be unable to purchase the notes upon a change of control triggering event." If we fail to repurchase all of the Notes tendered for purchase upon a Change of Control Triggering Event, such failure will constitute an Event of Default. In addition, the terms of other indebtedness to which we may be subject may prohibit us from purchasing the Notes or offering to purchase the Notes, and a Change of Control Offer or a Change of Control Payment could trigger a default or event of default under the terms of such indebtedness. If we are unable to obtain the consent of the holders of any such other indebtedness to make a Change of Control Offer or make the Change of Control Payment or to repay such indebtedness, a Default or Event of Default may occur. See "—Events of Default."

        Except as described above with respect to a Change of Control Triggering Event, the indenture will not contain any provisions that permit the holders of the Notes to require that we repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Certain Covenants

         Limitation on Restricted Payments.    The indenture provides that neither we nor any of our Restricted Subsidiaries may, directly or indirectly:

        (a)   declare or pay any dividend or make any distribution on account of any Equity Interests of us other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of us;

        (b)   purchase, redeem or otherwise acquire or retire for value any Equity Interests of Parent, us or any of its or our respective Subsidiaries, other than any such Equity Interests owned by us or by any Wholly Owned Restricted Subsidiary;

        (c)   declare or pay any dividend or make any distribution on account of any Equity Interests of any Restricted Subsidiary, other than:

            (i)  to us or any Wholly Owned Restricted Subsidiary; or

           (ii)  to all holders of any class or series of Equity Interests of such Restricted Subsidiary on a pro rata basis; provided that in the case of this clause (ii) , such dividends or distributions may not be in the form of Indebtedness or Disqualified Stock; or

        (d)   make any Restricted Investment.

(all such prohibited payments and other actions set forth in clauses (a) through (d) being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

            (i)  no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

           (ii)  after giving effect to the incurrence of any Indebtedness the net proceeds of which are used to finance such Restricted Payment, our Indebtedness to Cash Flow Ratio would not have exceeded 8.0 to 1; and

          (iii)  such Restricted Payment, together with the aggregate of all other Restricted Payments made after the date of the indenture, is less than the sum of:

            (A)  the difference of:

              (x)   our cumulative Consolidated Cash Flow determined at the time of such Restricted Payment (or, in case such Consolidated Cash Flow shall be a deficit, minus 100% of such deficit); minus

              (y)   120% of our Consolidated Interest Expense,

    each as determined for the period (taken as one accounting period) from March 31, 2008 to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment; plus

            (B)  an amount equal to 100% of the aggregate net cash proceeds and the fair market value of any property or assets received by us either from capital contributions, or from the issue or sale (including an issue or sale to Parent or any of its Subsidiaries (other than us or any of our Subsidiaries)) of Equity Interests (other than Disqualified Stock) of us (other than Equity Interests sold to any of our Subsidiaries), since March 31, 2008; plus

            (C)  if any Unrestricted Subsidiary is designated by us as a Restricted Subsidiary, an amount equal to the fair market value of the net Investment by us or a Restricted Subsidiary in such Subsidiary at the time of such designation; provided, however, that the foregoing amount shall not exceed the amount of the Investments made by us or any Restricted Subsidiary in any such Unrestricted Subsidiary since March 31, 2008; plus

            (D)  100% of any cash dividends and other cash distributions received by us and our Restricted Subsidiaries from an Unrestricted Subsidiary since March 31, 2008 to the extent not included in Consolidated Cash Flow; plus

            (E)  to the extent not included in clauses (A) through (D) above, an amount equal to the net reduction in Investments of us and our Restricted Subsidiaries since March 31, 2008 resulting from payments in cash of interest on Indebtedness, dividends, or repayment of loans or advances, or other transfers of property, in each case, to us or to a Wholly Owned Restricted Subsidiary or from the net cash proceeds from the sale, conveyance or other disposition of any such Investment; provided, however, that the foregoing amount shall not exceed, with respect to any person in whom such Investment was made, the amount of Investments previously made by us or any Restricted Subsidiary in such person which were included in computations made pursuant to this clause (iii); plus

            (F)  the amount available as of March 31, 2008 under Section 4.07(a)(3) of the indenture governing the 2013 Notes.

Notwithstanding the foregoing clause (iii), we may make any Restricted Payment if after giving effect to the incurrence of any Indebtedness the net proceeds of which are used to finance such Restricted Payment, our Indebtedness to Cash Flow Ratio as of our most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment would not have exceeded 4.5 to 1.

        The foregoing provisions will not prohibit the following (provided that with respect to clauses (2), (4) and (5) below, no Default or Event of Default shall have occurred and be continuing):

        (1)   the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the indenture;

        (2)   the redemption, repurchase, retirement or other acquisition of any Equity Interests of us in exchange for, or out of the net proceeds of the substantially concurrent capital contribution from Parent or from the substantially concurrent issue or sale (including to Parent) of, Equity Interests (other than Disqualified Stock) of us (other than Equity Interests issued or sold to any Subsidiary of us);

        (3)   Investments in a Permitted Business in an amount equal to 100% of the aggregate net proceeds (whether or not in cash) received by us or any Restricted Subsidiary from capital contributions from Parent or from the substantially concurrent issue and sale (including to Parent or any of its Subsidiaries other than us and our Subsidiaries) of Equity Interests (other than Disqualified Stock) of us (other than Equity Interests issued or sold to our Subsidiaries) on or after the date of the indenture to the extent such capital contributions are not included in the calculation of Consolidated Net Worth for purposes of clause (4) below; plus, to the extent not included in Consolidated Cash Flow, an amount equal to the net reduction in such Investments resulting from payments in cash of interest on Indebtedness, dividends, or repayment of loans or advances, or other transfers of property, in each case, to us or to a Restricted Subsidiary or from the net cash proceeds from the sale, conveyance, or other disposition of any such Investment; provided, however, that the foregoing amount shall not exceed, with respect to any person in whom such Investment was made, the amount of Investments previously made by us or any Restricted Subsidiary in such person pursuant to this clause (3);

        (4)   Investments in a Permitted Business (other than payment of a dividend or distribution to Parent without consideration) so long as after giving effect to such Investment and all other Investments made in reliance on this clause (4), the aggregate amount of all Investments made in reliance on this clause (4) shall not exceed the greater of (x) $500.0 million and (y) 25% of our Consolidated Net Worth at the time of such Investment; provided, however, that solely for purposes of this clause (4), calculations of Consolidated Net Worth shall not include capital contributions received by us or any Wholly Owned Restricted Subsidiary and applied to make Investments pursuant to clause (3) above;

        (5)   Investments made as a result of the receipt of non-cash proceeds from Asset Sales made in compliance with the covenant described under "—Limitation on Asset Sales";

        (6)   Specified Affiliate Payments;

        (7)   purchases of receivables or other assets pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Transaction and the payment or distribution of Receivables Fees; and

        (8)   Investments to fund the financing activity of a Financing Subsidiary in the ordinary course of its business in an amount not to exceed, as of the date of determination, the sum of (A) $100.0 million, plus (B) 50% of the aggregate cost to such Financing Subsidiary for customer premise and receiving equipment (including delivery and installation costs) purchased by such Financing Subsidiary and leased by such Financing Subsidiary to retail customers in excess of 100,000 units.

        Restricted Payments made pursuant to the second paragraph of this covenant and clauses (1), (2) and (3) (but as to clauses (2) and (3) only to the extent that net proceeds received by us as set forth therein were included in the computations made in clause (iii)(B) of the first paragraph of this covenant) shall be included as Restricted Payments in any computation made pursuant to clause (iii) of the first paragraph of this covenant. Restricted Payments made pursuant to clauses (2), (3), (4), (5), (6), (7) and (8) (but as to clauses (2) and (3) only to the extent that net proceeds received by us as set forth therein were not included in the computations made in clause (iii)(B) of the first paragraph of this covenant) shall not be included as Restricted Payments in any computation made pursuant to clause (iii) of the first paragraph of this covenant.

        If we or any Restricted Subsidiary make an Investment that was included in computations made pursuant to this covenant and the person in which such investment was made subsequently becomes a Restricted Subsidiary, to the extent such Investment resulted in a reduction in the amounts calculated under clause (iii) of the first paragraph of or under any other provision of this covenant, then such amount shall be increased by the amount of such reduction.

        As of June 30, 2008, we are permitted to make a maximum of approximately $7.3 billion of Restricted Payments in reliance on the first paragraph of this covenant.

         Limitation on Incurrence of Indebtedness.    The indenture provides that we shall not, and shall not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (collectively, "incur") any Indebtedness (including Acquired Debt); provided, however, that, notwithstanding the foregoing, we, the Co-Issuer and any Guarantor may incur Indebtedness (including Acquired Debt), if, after giving effect to the incurrence of such Indebtedness and the application of the net proceeds thereof on a pro forma basis, either (a) our Indebtedness to Cash Flow Ratio would not have exceeded 8.0 to 1 or (b) the aggregate amount of our Indebtedness and that of the Guarantors would not exceed $1,000 per subscriber.

        The foregoing limitation will not apply to any of the following incurrences of Indebtedness:

        (1)   Indebtedness represented by the Notes (and any registered exchange notes issued in exchange therefor) and the Guarantees in an aggregate principal amount not to exceed $1.5 billion;

        (2)   the incurrence by us, the Co-Issuer or any Guarantor of Acquired Subscriber Debt of up to $1,750 per Acquired Subscriber;

        (3)   Indebtedness of us, the Co-Issuer or any Guarantor under the Senior Secured Credit Facility in an aggregate principal amount of up to $2.5 billion at any one time outstanding;

        (4)   Indebtedness among us and our Restricted Subsidiaries; provided that in order to be subject to this clause (4), any such Indebtedness owed by us or a Guarantor to any Restricted Subsidiary that is not a Guarantor, shall be subordinated to the prior payment in full of the Notes and the Guarantees, as applicable;

        (5)   Acquired Debt (A) of a person incurred prior to the date upon which such person was acquired by us or any Restricted Subsidiary; provided that after giving pro forma effect to such acquisition and incurrence of Acquired Debt our Indebtedness to Cash Flow Ratio would not have exceeded 8.0 to 1; or (B) owed to us or any of our Restricted Subsidiaries;

        (6)   Existing Indebtedness;

        (7)   the incurrence of Purchase Money Indebtedness by us or any Restricted Subsidiary in an amount not to exceed the cost of (A) construction, acquisition or improvement of assets used in a Permitted Business and (B) any launch costs and insurance premiums related to such assets;

        (8)   Hedging Obligations of us or any of our Restricted Subsidiaries covering Indebtedness of us or such Restricted Subsidiary; provided, however, that such Hedging Obligations are entered into for purposes of managing interest rate exposure of us and our Restricted Subsidiaries on Existing Indebtedness or other Indebtedness incurred in accordance with the indenture and not for speculative purposes;

        (9)   Foreign Currency Obligations of us or any of our Restricted Subsidiaries entered into to manage exposure of us and our Restricted Subsidiaries to fluctuations in currency values and not for speculative purposes;

        (10) Indebtedness of us or any of our Restricted Subsidiaries in respect of performance bonds or letters of credit of us or any Restricted Subsidiary or surety bonds provided by us or any Restricted Subsidiary incurred in the ordinary course of business and on ordinary business terms in connection with a Permitted Business;

        (11) the incurrence by us, the Co-Issuer or any Guarantor of Indebtedness issued in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, substitute or refund in whole or in part, Indebtedness referred to in the first paragraph of this covenant or in clause (1), (2), (5), (6) or (7) above ("Refinancing Indebtedness"); provided, however, that:

          (A)  the principal amount of such Refinancing Indebtedness shall not exceed the principal amount and accrued interest of the Indebtedness so exchanged, extended, refinanced, renewed, replaced, substituted or refunded and any premiums payable and reasonable fees, expenses, commissions and costs in connection therewith

          (B)  the Refinancing Indebtedness shall have a final maturity equal to or later than, and a Weighted Average Life to Maturity equal to or greater than, the final maturity and Weighted Average Life to Maturity, respectively, of the Indebtedness being exchanged, extended, refinanced, renewed, replaced, substituted or refunded; and

          (C)  the Refinancing Indebtedness shall be subordinated in right of payment to the Notes and the Guarantees, if at all, on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being exchanged, extended, refinanced, renewed, replaced, substituted or refunded (a "Permitted Refinancing");

        (12) additional Indebtedness in an aggregate principal amount of up to $500.0 million at any one time outstanding (which amount may, but need not be, incurred in whole or in part under the Senior Secured Credit Facility);

        (13) the guarantee by us or any Guarantor of Indebtedness of us or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant; and

        (14) Non-Recourse Receivables Subsidiary Indebtedness (as defined in the definition of "Receivables Subsidiary") incurred by any Receivables Subsidiary in a Qualified Receivables Transaction.

        For purposes of determining compliance with this covenant, (a) the outstanding principal amount of any item of Indebtedness shall be counted only once, and any obligation arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness incurred in compliance with this covenant shall be disregarded, and (b) if an item of Indebtedness meets the criteria of more than one of the categories described in clauses (1) through (14) above or is permitted to be incurred pursuant to the first paragraph of this covenant and also meets the criteria of one or more of the categories described in clauses (1) through (14) above, we shall, in our sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and may from time to time reclassify such item of Indebtedness in any manner in which such item could be incurred at the time of such reclassification; provided that Indebtedness outstanding under the Senior Secured Credit Facility on the date of the indenture shall be deemed to be outstanding under clause (3) above and may not be reclassified.

        Accrual of interest, the accretion of original issue discount and the payment of interest in the form of additional Indebtedness of the same class will not be deemed to be an incurrence of Indebtedness for purposes of determining compliance with this covenant. Any increase in the amount of Indebtedness solely by reason of currency fluctuations will not be deemed to be an incurrence of Indebtedness for purposes of determining compliance with this covenant. A change in GAAP that results in an obligation existing at the time of such change, not previously classified as Indebtedness, becoming Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of determining compliance with this covenant.

        Notwithstanding the foregoing, the indenture also provides that we shall not, and shall not permit any Guarantor to, directly or indirectly, incur any Indebtedness that purports to be by its terms (or by the terms of any agreement or instrument governing such Indebtedness) subordinated to any other Indebtedness of us or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of the agreement or instrument governing such Indebtedness) made expressly subordinated to the Notes or the Guarantee of such Guarantor, as applicable, to at least the same extent as such Indebtedness is subordinated to such other Indebtedness of us or such Guarantor, as applicable. Indebtedness will not be deemed to be subordinated solely by virtue of being unsecured.

         Limitation on Asset Sales.    The indenture provides that if we or any Restricted Subsidiary, in a single transaction or a series of related transactions:

        (a)   sell, lease (in a manner that has the effect of a disposition), convey or otherwise dispose of any of our or its assets (including by way of a sale-and-leaseback transaction), other than:

          (1)   sales or other dispositions of assets in the ordinary course of business;

          (2)   sales or other dispositions to us or a Restricted Subsidiary by us or any Restricted Subsidiary;

          (3)   sales or other dispositions of rights to construct or launch satellites;

          (4)   any transfer or other disposition of accounts receivable and related assets (including contract rights) of the type specified in the definition of "Qualified Receivables Transaction" or a fractional undivided interest therein, by a Receivables Subsidiary in a Qualified Receivables Transaction; and

          (5)   sales, conveyances or other dispositions of accounts receivable and related assets (including contract rights) of the type specified in the definition of "Qualified Receivables Transaction," to a Receivables Subsidiary pursuant to a Qualified Receivables Transaction for the fair market value thereof;

provided that the sale, lease or other disposition of all or substantially all of our assets shall be governed by the provisions of the covenant described under "—Merger, Consolidation, or Sale of Assets"; or

        (b)   issue or sell Equity Interests of any Restricted Subsidiary,

in either case, which assets or Equity Interests: (1) have a fair market value in excess of $100.0 million (as determined in good faith by our Board of Directors evidenced by a resolution of our Board of Directors set forth in an officers' certificate delivered to the Trustee); or (2) are sold or otherwise disposed of for Net Proceeds in excess of $100.0 million (each of the foregoing, an "Asset Sale"), then:

            (A)  we or such Restricted Subsidiary, as the case may be, must receive consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by our Board of Directors evidenced by a resolution of our Board of Directors and set forth in an officers' certificate delivered to the Trustee not later than ten business days following a request from the Trustee, which certificate shall cover each Asset Sale made in the six months preceding the date of the request, as the case may be); and

            (B)  at least 75% of the consideration therefor received by us or such Restricted Subsidiary, as the case may be, must be in the form of:

              (x)   cash, Cash Equivalents or Marketable Securities;

              (y)   any asset which is promptly (and in no event later than 180 days after the date of transfer to us or a Restricted Subsidiary) converted into cash; provided that to the extent that such conversion is at a price that is less than the fair market value (as determined above) of such asset at the time of the Asset Sale in which such asset was acquired, we shall be deemed to have made a Restricted Payment in the amount by which such fair market value exceeds the cash received upon conversion; and/or

              (z)   properties and capital assets (including Capital Stock of an entity owning such property or assets so long as the receipt of such Capital Stock otherwise complies with the covenant described under "—Limitation on Restricted Payments" (other than clause (5) of the third paragraph thereof)) to be used by us or any of our Restricted Subsidiaries in a Permitted Business;

provided, however, the amount of any liabilities (other than subordinated Indebtedness) of us or any Restricted Subsidiary that are assumed by or on behalf of the transferee in connection with an Asset Sale and from which we or such Restricted Subsidiary are unconditionally released shall be deemed to be cash for purposes of this clause (B).

        The indenture also provides that the Net Proceeds from an Asset Sale shall be used only to acquire assets used in, or stock or other ownership interests in a person that becomes a Restricted Subsidiary upon the acquisition and will be engaged primarily in, a Permitted Business or to prepay, repay or purchase indebtedness under the Senior Secured Credit Facility or other senior secured Indebtedness. Any Net Proceeds from any Asset Sale that are not applied or invested (or committed pursuant to a written agreement to be applied) as provided in the preceding sentence within 365 days after the receipt thereof and, in the case of funds committed other than to purchase a satellite, any such funds which are not actually so applied within 270 days following such 365 day period shall constitute "Excess Proceeds" and shall be applied to an offer to purchase secured Indebtedness, Notes and other senior Indebtedness of us if and when required under the covenant described under "—Excess Proceeds Offer." Pending the final application of any such Net Proceeds, we or such Restricted Subsidiary may temporarily reduce revolving indebtedness under a Senior Secured Credit Facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents.

         Limitation on Liens.    The indenture provides that we shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or on any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

         Limitation on Activities of the Co-Issuer.    The indenture provides that DIRECTV Financing may not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than the issuance of Equity Interests to the Issuer or any Wholly Owned Restricted Subsidiary of the Issuer, the Incurrence of Indebtedness as a co-obligor or guarantor of the Notes, the Exchange Notes, if any, the Senior Secured Credit Facility and any other Indebtedness that is permitted to be incurred by the Issuer under the covenant described under "—Limitation on Incurrence of Indebtedness." Neither the Issuer nor any Restricted Subsidiary shall engage in any transactions with DIRECTV Financing in violation of the immediately preceding sentence.

         Additional Subsidiary Guarantees.    If (a) any of our Domestic Subsidiaries (other than a Financing Subsidiary or a Receivables Subsidiary) that is not a Guarantor guarantees or becomes otherwise obligated under the Senior Secured Credit Facility, other of our senior secured Indebtedness or the Existing Notes, or (b) we or any of our Restricted Subsidiaries transfers or causes to be transferred, in one transaction or a series of related transactions, any property to any Restricted Subsidiary (other than a Financing Subsidiary or a Receivables Subsidiary) that is a Domestic Subsidiary but not a Guarantor, or if we or any of our Subsidiaries shall organize, acquire or otherwise invest in another Restricted Subsidiary that is a Domestic Subsidiary (other than a Financing Subsidiary or a Receivables Subsidiary) having total assets with a fair market value in excess of the greater of (A) $50.0 million and (B) 5% of our Consolidated Net Worth, then in each case such guarantor, obligor, transferee or acquired or other Restricted Subsidiary shall (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuer's obligations under the Notes and the indenture on the terms set forth in the indenture and (ii) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the indenture; provided, however, that to the extent that a Restricted Subsidiary is subject to any instrument governing Acquired Debt, as in effect at the time of acquisition thereof, that prohibits such Restricted Subsidiary from issuing a Guarantee, such Restricted Subsidiary shall not be required to execute such a supplemental indenture until it is permitted to issue such Guarantee pursuant to the terms of such Acquired Debt; provided, further, however, that any Guarantee existing solely due to the requirement of clause (a) above shall be released upon the release of the guarantee or other obligation under the Senior Secured Credit Facility or such other senior secured Indebtedness.

         Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.    The indenture provides that we shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

        (a)   pay dividends or make any other distribution to us or any of our Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to us or any of our Subsidiaries;

        (b)   make loans or advances to us or any of our Subsidiaries; or

        (c)   transfer any of its properties or assets to us or any of our Subsidiaries; except for such encumbrances or restrictions existing under or by reason of:

            (i)  Existing Indebtedness and existing agreements as in effect on the date of the indenture;

           (ii)  applicable law or regulation;

          (iii)  any instrument governing Acquired Debt as in effect at the time of acquisition (except to the extent such Indebtedness was incurred in connection with, or in contemplation of, such acquisition), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired;

          (iv)  by reason of customary nonassignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

           (v)  Refinancing Indebtedness (as defined in the covenant described under "—Limitation on Incurrence of Indebtedness"); provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced;

          (vi)  the indenture and the Notes (and any registered exchange notes issued in exchange therefor);

         (vii)  the Senior Secured Credit Facility;

        (viii)  Permitted Liens;

          (ix)  any agreement for the sale of any Subsidiary or its assets that restricts distributions by that Subsidiary pending its sale; provided that during the entire period in which such encumbrance or restriction is effective, such sale (together with any other sales pending) would be permitted under the terms of the indenture;

           (x)  secured Indebtedness otherwise permitted to be incurred by the indenture that limit the right of the debtor to dispose of the assets securing such Indebtedness;

          (xi)  customary provisions in joint venture agreements and other similar agreements;

         (xii)  purchase money obligations for property acquired and Capital Lease Obligations in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property so acquired;

        (xiii)  Non-Recourse Receivables Subsidiary Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Subsidiary or the receivables and related assets described in the definition of Qualified Receivables Transaction which are subject to such Qualified Receivables Transaction; or

        (xiv)  any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i) through (xiii) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in our good faith judgment, no more restrictive as a whole with respect to such encumbrances and restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

        Merger, Consolidation or Sale of Assets.    The indenture provides that we shall not consolidate or merge with or into (whether or not we are the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions to, another person unless:

        (a)   we are the surviving person or the person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, limited partnership or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia;

        (b)   the person formed by or surviving any such consolidation or merger (if other than us) or the person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all our obligations pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, under the Notes and the indenture;

        (c)   immediately after such transaction, no Default or Event of Default exists; and

        (d)   we or the person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made:

            (i)  will have Indebtedness to Cash Flow Ratio immediately after the transaction (but prior to any purchase accounting adjustments or accrual of deferred tax liabilities resulting from the transaction) not less than our Indebtedness to Cash Flow Ratio immediately preceding the transaction; or

           (ii)  would, at the time of such transaction after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph in the covenant described under "—Limitation on Incurrence of Indebtedness."

        The indenture provides that each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of such Guarantee and the indenture) will not, and we will not cause or permit any Guarantor to, consolidate or merge with or into (whether or not such Guarantor is the surviving entity), or sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any person other than to us or a Guarantor unless:

        (a)   the Guarantor is the surviving person or the person formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, limited partnership or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia;

        (b)   the person formed by or surviving any such consideration or merger (if other than the Guarantor) or the person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Guarantor, pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, under the Notes and the indenture; and

        (c)   immediately after such transaction, no Default or Event of Default exists.

         Limitation on Transactions with Affiliates.    The indenture provides that we shall not and shall not permit any Restricted Subsidiary to, directly or indirectly, sell, lease, transfer or otherwise dispose of any of our or their properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (including any Unrestricted Subsidiary) (each of the foregoing, an "Affiliate Transaction"), unless:

        (a)   such Affiliate Transaction is on terms that are no less favorable to us, taken as a whole, or such Restricted Subsidiary in any material respect than those that would have been obtained in a comparable transaction by us or such Restricted Subsidiary with an unrelated person; and

        (b)   if such Affiliate Transaction involves aggregate payments in excess of the greater of (A) $200.0 million or (B) 7.5% of Consolidated Net Worth, such Affiliate Transaction has either (i) been approved by a resolution of the majority of the disinterested members of our Board of Directors or (ii) if there are no disinterested directors on our Board of Directors, we or such Restricted Subsidiary has obtained the favorable opinion of an Independent Financial Advisor as to the fairness of such Affiliate Transaction to us or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, and we deliver to the Trustee no later than ten business days following a request from the Trustee such resolution (set forth in an officers' certificate certifying that such Affiliate Transaction has been so approved and complies with clause (a) above) or such opinion;

provided, however, that the following shall, in each case, not be deemed Affiliate Transactions:

            (i)  the payment of compensation to directors and management of Parent and its Subsidiaries;

           (ii)  indemnification payments made to officers, directors, employees or agents of us or any of our Restricted Subsidiaries pursuant to charter, bylaw, statutory or contractual provisions;

          (iii)  transactions between or among us and our Restricted Subsidiaries (other than any Restricted Subsidiary more than 10% of the Equity Interests of which are owned by our Affiliates (other than our Restricted Subsidiaries));

          (iv)  Restricted Payments (other than Investments permitted by clause (4) of the third paragraph under "—Limitation on restricted payments") permitted by the covenant described under "—Limitation on restricted payments" and Permitted Investments (other than transactions permitted by clauses (a) and (j) of the definition of "Permitted Investments");

           (v)  any transactions between us or any of our Restricted Subsidiaries and any Affiliate of us the Equity Interests of which Affiliate are owned solely by us or one of our Restricted Subsidiaries, on the one hand, and by persons who are not Affiliates of us or Restricted Subsidiaries, on the other hand;

          (vi)  any agreements in effect on the date of the indenture and any modifications, extensions or renewals thereof that are no less favorable to us or the applicable Restricted Subsidiary in any material respect than such agreement as in effect on the date of the indenture;

         (vii)  so long as it complies with clause (a) above, customary transactions with DIRECTV Group or any of its Subsidiaries or Affiliates or any other suppliers or purchasers or sellers of goods or services including, without limitation, entering into of programming agreements, subscription agreements, telecommunications services agreements, broadcast engineering services agreements, television advertising and intellectual property agreements;

        (viii)  transactions with the Liberty Group approved by a majority of the members of the audit committee of the board of directors of DIRECTV Group for so long as such members meet the independence requirements of the New York Stock Exchange or NASDAQ;

          (ix)  transactions with Permitted Joint Ventures (other than any Permitted Joint Venture more than 10% of the Equity Interests of which are owned by an Affiliate of us (other than our Restricted Subsidiaries)); and

           (x)  transactions effected as part of a Qualified Receivables Transaction.

         Reports.    Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the indenture provides that the Issuers will furnish to the holders of Notes all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Issuers were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the independent registered public accounting firm of the Issuers; provided, however, that to the extent such reports are filed with the Commission and publicly available, no additional copies need be provided to holders of the Notes.

         Payments for Consent.    The indenture provides that the Issuers shall not, and shall not permit any of their Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of a Note for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes that so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

         Excess Proceeds Offer.    When the cumulative amount of Excess Proceeds that have not been applied in accordance with the covenants described under "—Limitation on Asset Sales" exceeds $100.0 million, we will be obligated to make an offer to all holders of the Notes (an "Excess Proceeds Offer") to purchase the maximum principal amount of Notes that may be purchased out of such Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date fixed for the closing of such offer in accordance with the procedures set forth in the indenture. To the extent we or a Restricted Subsidiary is required under the terms of Indebtedness of us or such Restricted Subsidiary which is ranked equally with the Notes with any proceeds which constitute Excess Proceeds under the indenture, we shall make a pro rata offer to the holders of all other parity Indebtedness (including the Notes) with such proceeds. If the aggregate principal amount of Notes and other parity Indebtedness surrendered by holders thereof exceeds the amount of such Excess Proceeds, the Trustee shall select the Notes and other parity Indebtedness to be purchased on a pro rata basis. To the extent that the principal amount of Notes tendered pursuant to an Excess Proceeds Offer is less than the amount of such Excess Proceeds, we may use any remaining Excess Proceeds for general corporate purposes in compliance with the provisions of the indenture. Upon completion of an Excess Proceeds Offer, the amount of Excess Proceeds shall be reset at zero.

Termination of Covenants

        From and after the first date on which the Notes are rated Investment Grade by both Rating Agencies and notwithstanding that the Notes may cease to be so rated thereafter, the covenants described under the following headings will no longer apply:

        (1)   "—Certain Covenants—Limitation on Restricted Payments";

        (2)   "—Certain Covenants—Limitation on Incurrence of Indebtedness";

        (3)   "—Certain Covenants—Limitation on Asset Sales";

        (4)   clauses (d)(i) and (ii) of the first paragraph under "—Certain Covenants—Merger, Consolidation or Sale of Assets";

        (5)   "—Certain Covenants—Limitation on Transactions with Affiliates"; and

        (6)   "—Certain Covenants—Excess Proceeds Offer."

        Additionally, at such time as the above referenced covenants are terminated, we will no longer be permitted to designate any Restricted Subsidiary as an Unrestricted Subsidiary.

Events of Default

        The indenture provides that each of the following constitutes an Event of Default:

        (a)   default for 30 days in the payment when due of interest or additional interest, if any, on the Notes;

        (b)   default in payment when due of principal of or premium, if any, on the Notes at maturity, upon repurchase, redemption or otherwise;

        (c)   failure to comply with the provisions described under "—Change of Control and Rating Decline," "—Certain Covenants—Merger, Consolidation or Sale of Assets" or "—Certain Covenants—Excess Proceeds Offer";

        (d)   default under any other provision of the indenture or the Notes, which default remains uncured for 60 days after notice from the Trustee or the holders of at least 25% of the aggregate principal amount then outstanding of the Notes;

        (e)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us and any of our Restricted Subsidiaries (or the payment of which is guaranteed by us and any of our Restricted Subsidiaries), other than Non-Recourse Receivables Subsidiary Indebtedness, which default is caused by a failure to pay the principal of such Indebtedness at the final stated maturity thereof within the grace period provided in such Indebtedness (a "Payment Default"), and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default, aggregates $100 million or more;

        (f)    default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us and any of our Restricted Subsidiaries (or the payment of which is guaranteed by us or any of our Restricted Subsidiaries), other than Non-Recourse Receivables Subsidiary Indebtedness, which default results in the acceleration of such Indebtedness prior to its express maturity not rescinded or cured within 30 days after such acceleration, and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $100 million or more;

        (g)   failure by us and any of our Restricted Subsidiaries to pay final judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating $100 million or more, which judgments are not stayed within 60 days after their entry other than judgments in respect of Non-Recourse Receivables Subsidiary Indebtedness;

        (h)   certain events of bankruptcy or insolvency with respect to DIRECTV Holdings, DIRECTV Financing or any Significant Subsidiary of DIRECTV Holdings (including the filing of a voluntary case, the consent to an order of relief in an involuntary case, the consent to the appointment of a custodian, a general assignment for the benefit of creditors or an order of a court for relief in an involuntary case, appointing a custodian or ordering liquidation, which order remains unstayed for 60 days); and

        (i)    any Guarantee of a Significant Subsidiary shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any Guarantor that qualifies as a Significant Subsidiary, or any person acting on behalf of any Guarantor that qualifies as a Significant Subsidiary, shall deny or disaffirm its obligations under its Guarantee.

        If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% of the aggregate principal amount then outstanding of the Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from the events of bankruptcy or insolvency with respect to DIRECTV Holdings or DIRECTV Financing described in clause (i) above, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the indenture or the Notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in such holders' interest.

        The holders of a majority in aggregate principal amount then outstanding of the Notes, by notice to the Trustee, may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the indenture, except a continuing Default or Event of Default in the payment of interest or premium on, or principal of, the Notes.

        We will be required to deliver to the Trustee annually a statement regarding compliance with the indenture, and we will be required upon becoming aware of any Default or Event of Default to deliver to the Trustee a statement specifying such Default or Event of Default.

        All powers of the Trustee under the indenture will be subject to applicable provisions of the Communications Act, including without limitation, the requirements of prior approval for de facto or de jure transfer of control or assignment of Title III licenses.

No Personal Liability of Directors, Owners, Employees, Incorporators and Stockholders

        No director, owner, officer, employee, incorporator or stockholder of us or any of our Affiliates, as such, shall have any liability for any obligations of us or any of our Affiliates under the Notes, the Guarantees or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The indenture provides that with respect to the Notes, we may, at our option and at any time, elect to have all obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

        (a)   the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, or on the redemption date, as the case may be;

        (b)   our obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

        (c)   the rights, powers, trust, duties and immunities of the Trustee, and our obligations in connection therewith; and

        (d)   the Legal Defeasance provisions of the indenture.

        In addition, the indenture provides that with respect to the Notes, we may, at our option and at any time, elect to have all obligations released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. If Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance, the indenture provides that with respect to the Notes:

            (i)  we must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, noncallable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants selected by the Trustee, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable optional redemption date, as the case may be;

           (ii)  in the case of Legal Defeasance, we shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

            (A)  we have received from, or there has been published by, the Internal Revenue Service a ruling or

            (B)  since the date of the indenture, there has been a change in the applicable federal income tax law, in each case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance, and will be subject to federal income tax in the same amount, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (iii)  in the case of Covenant Defeasance, we shall have delivered to the Trustee an opinion of counsel reasonably acceptable to such Trustee confirming that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (iv)  no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

           (v)  such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

          (vi)  we shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by us with the intent of preferring the holders of the Notes over any of our other creditors or with the intent of defeating, hindering, delaying or defrauding any of its other creditors or others; and

         (vii)  we shall have delivered to the Trustee an officers' certificate stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance relating to the Notes have been complied with.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the indenture) as to all outstanding Notes when:

        (1)   either:

          (a)   all the Notes, theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation; or

          (b)   all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

        (2)   the Issuer has paid all other sums payable under the indenture by the Issuer; and

        (3)   the Issuer has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with; provided, however, that such counsel may rely, as to matters of fact, on a certificate or certificates of officers of the Issuer.

Amendment, Supplement and Waiver

        Except as provided in the next paragraph, the indenture and the Notes issued thereunder may be amended or supplemented with the consent of the holders of at least a majority of the aggregate principal amount of Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes of such series), and any existing default or compliance with any provision of the indenture or the Notes may be waived with the consent of the holders of a majority of the aggregate principal amount of Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes).

        Without the consent of each holder affected, however, an amendment or waiver may not (with respect to any Note held by a nonconsenting holder):

        (a)   reduce the aggregate principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

        (b)   reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the Notes;

        (c)   reduce the rate of or change the time for payment of interest on any Notes;

        (d)   waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

        (e)   make any Note payable in money other than that stated in the Notes;

        (f)    make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or interest on the Notes;

        (g)   waive a redemption payment or mandatory redemption with respect to any Note;

        (h)   amend, change or modify in any material respect the obligation of the Issuer to make and consummate a Change of Control Offer in the event of a Change of Control Triggering Event after such Change of Control Triggering Event has occurred; or

        (i)    make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any holder of Notes, the Issuers, the Guarantors and the Trustee may amend or supplement the indenture or the Notes or the Guarantees to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes or Guarantees in addition to or in place of certificated Notes or Guarantees (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code), to provide for the assumption of the obligations of the Issuers or any Guarantor to holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

        The consent of the noteholders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Concerning the Trustee

        The indenture contains certain limitations on the rights of the Trustee, if the Trustee becomes a creditor of us or our Subsidiaries, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with the Issuers and their Subsidiaries; however, if the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee or resign.

        With respect to the Notes, the holders of a majority in principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee is required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. The Trustee will not be relieved from liabilities for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

            (i)  this sentence shall not limit the preceding sentence of this paragraph;

           (ii)  the Trustee shall not be liable for any error of judgment made in good faith, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

          (iii)  the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to the first sentence of this paragraph.

        Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "2013 Notes" means $910 million of 8 3/8% Senior Notes due 2013 outstanding on the Issue Date issued by us and DIRECTV Financing under an indenture dated as of February 28, 2003.

        "2015 Notes" means $1,000 million of 6 3/8% Senior Notes due 2015 issued by us and DIRECTV Financing under an indenture dated as of June 15, 2005.

        "Acquired Debt" means, with respect to any specified person, Indebtedness of any other person existing at the time such other person merges with or into or becomes a Subsidiary of such specified person, or Indebtedness incurred by such person in connection with the acquisition of assets, in each case so long as such Indebtedness was not incurred in connection with, or in contemplation of, such other person merging with or into or becoming a Subsidiary of such specified person or the acquisition of such assets, as the case may be.

        "Acquired Subscriber" means a subscriber to a service provided by a Permitted Business as to whom we or one of our Restricted Subsidiaries purchases the right to provide such service to such subscriber, whether such purchase is undertaken directly, through the acquisition of the entity providing such service or through the acquisition of assets used or to be used to provide such service to such subscriber.

        "Acquired Subscriber Debt" means

        (a)   Indebtedness the proceeds of which are used to pay the purchase price for Acquired Subscribers or to acquire the entity which has the right to provide service to such Acquired Subscribers or to acquire from such entity or another person of assets used or to be used in connection with such Permitted Business; provided that such Indebtedness is incurred within three years after the date of the acquisition of such Acquired Subscribers, and

        (b)   Acquired Debt of any such entity being acquired;

provided that in no event shall the amount of such Indebtedness and Acquired Debt for any Acquired Subscriber exceed the sum of the actual purchase price (inclusive of such Acquired Debt) for such Acquired Subscriber, such entity and such assets plus the cost, if any, incurred to convert such Acquired Subscriber to usage of a delivery format for telecommunications services made available by us or any of our Restricted Subsidiaries.

        "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that no individual, other than a director of Parent or us or their or our respective Subsidiaries or an officer of Parent or us or their or our respective Subsidiaries with a policy making function, shall be deemed an Affiliate of us or any of our Subsidiaries solely by reason of such individual's employment, position or responsibilities by or with respect to Parent, us or any of their or our respective Subsidiaries.

        "Capital Lease Obligations" means, as to any person, the obligations of such person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at the time any determination thereof is to be made shall be the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" means any and all shares, interests, participations, rights or other equivalents, however designated, of corporate stock or partnership or membership interests, whether common or preferred.

        "Cash Equivalents" means:

        (a)   United States dollars;

        (b)   securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than twelve (12) months from the date of acquisition;

        (c)   certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million;

        (d)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) entered into with any financial institution meeting the qualifications specified in clause (c) above;

        (e)   commercial paper issued by any issuer bearing at least a "2" rating for any short-term rating provided by Moody's or S&P and maturing within two hundred seventy (270) days of the date of acquisition;

        (f)    variable or fixed rate notes issued by any issuer rated at least AA by S&P (or the equivalent thereof) or at least Aa2 by Moody's (or the equivalent thereof) and maturing within one (1) year of the date of acquisition; and

        (g)   money market funds offered by any domestic commercial or investment bank having capital and surplus in excess of $500 million at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (g) of this definition.

        "Change of Control" means the occurrence of one or more of the following events:

        (a)   the ownership, directly or indirectly, beneficially or of record, by any person or group (within the meaning of the Exchange Act and the rules of the Commission thereunder as in effect on the date of the indenture) other than one or more Permitted Holders of Equity Interests representing more than 50% (on a fully diluted basis) of the total voting power represented by the issued and outstanding Equity Interests of the Issuer then entitled to vote in the election of the Board of Directors of the Issuer; or

        (b)   at any time, the occupation of a majority of the seats (other than vacant seats) on the Board of Directors of the Issuer by persons who were neither (i) nominated by the Board of Directors of the Issuer with the affirmative vote of a majority of the members of said board of directors at the time of such nomination or election nor (ii) appointed by directors so nominated or elected or appointed by Permitted Holders.

        The formation, by merger or otherwise, of a parent entity of us shall not constitute a Change of Control if more than 50% of the Equity Interests of us held by such parent entity are deemed beneficially owned by the Permitted Holders pursuant to Rules 13d-3 and 13d-5 under the Exchange Act.

        "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Decline.

        "Consolidated Cash Flow" means, with respect to any person for any period, the Consolidated Net Income of such person for such period excluding, however, any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions), and excluding any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss) and excluding any unusual gain (but not loss) relating to recovery of insurance proceeds on satellites, together with any related provision for taxes on such unusual gain (but not loss), plus, to the extent deducted in computing Consolidated Net Income:

        (a)   provision for taxes based on income or profits;

        (b)   Consolidated Interest Expense;

        (c)   Consolidated Non-Cash Charges of such person for such period; and

        (d)   any extraordinary loss and any net loss realized in connection with any Asset Sale, in each case, on a consolidated basis determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any person for any period, consolidated interest expense of such person for such period, whether paid or accrued, including amortization of original issue discount and deferred financing costs, noncash interest payments and the interest component of Capital Lease Obligations, on a consolidated basis determined in accordance with GAAP; provided, however, that with respect to the calculation of the consolidated interest expense of us, the interest expense of Unrestricted Subsidiaries shall be excluded.

        "Consolidated Net Income" means, with respect to any person for any period, the aggregate of the Net Income of such person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that:

        (a)   the Net Income of any person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent person, in the case of a gain, or to the extent of any contributions or other payments by the referent person, in the case of a loss;

        (b)   the Net Income of any person that is a Subsidiary that is not a Wholly Owned Subsidiary shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent person;

        (c)   the Net Income of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

        (d)   the Net Income of any Subsidiary of such person that is not a Guarantor shall be excluded to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or government regulation to which it is subject; and

        (e)   the cumulative effect of a change in accounting principles shall be excluded.

        "Consolidated Net Worth" means, with respect to any person, the sum of: (a) the owners' equity of such person; plus (b) the amount reported on such person's most recent balance sheet with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such person upon issuance of such preferred stock, less: (i) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the indenture in the book value of any asset owned by such person or a consolidated Subsidiary of such person; and (ii) all unamortized debt discount and expense and unamortized deferred charges, all of the foregoing determined on a consolidated basis in accordance with GAAP.

        "Consolidated Non-Cash Charges" means, with respect to any person for any period, the aggregate depreciation, amortization, impairment, compensation, rent, other non-cash expenses and write-offs and write-downs of assets of such person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding (i) any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period and (ii) the non-cash impact of recording the change in fair value of any embedded derivatives under Statement of Financial Accounting Standards No. 133 and related interpretations as a result of the terms of any agreement or instrument to which such Consolidated Non-Cash Charges relate.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "DIRECTV Group" means The DIRECTV Group, Inc., a Delaware corporation, and its successors.

        "Disqualified Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date on which the Notes mature; provided, however, that any such Capital Stock may require the issuer of such Capital Stock to make an offer to purchase such Capital Stock upon the occurrence of certain events if the terms of such Capital Stock provide that such an offer may not be satisfied and the purchase of such Capital Stock may not be consummated until the 91st day after the Notes have been paid in full.

        "Domestic Subsidiaries" shall mean all Subsidiaries incorporated, formed or organized under the laws of the United States of America, any State thereof or the District of Columbia.

        "Eligible Institution" means a commercial banking institution that has combined capital and surplus of not less than $500 million or its equivalent in foreign currency, whose debt is rated by at least two nationally recognized statistical rating organizations in one of each such organization's four highest generic rating categories at the time as of which any investment or rollover therein is made.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Existing Indebtedness" means any Indebtedness (other than the Notes and the Guarantees) of us and our Subsidiaries in existence on the date of the indenture after giving effect to the use of proceeds from this offering contemplated by this Prospectus until such amounts are repaid.

        "Existing Notes" means the 2013 Notes and the 2015 Notes.

        "Existing Satellites" means the following satellites: DIRECTV 1, DIRECTV 1R, DIRECTV 4S, DIRECTV 5, DIRECTV 7S, DIRECTV 8, DIRECTV 9S, DIRECTV 10, DIRECTV 11, Spaceway 1 and Spaceway 2.

        "Financing Subsidiary" means a Subsidiary of ours:

        (1)   that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing the acquisition of customer premise and receiving equipment (including delivery and installation costs) by such subsidiary or our retail customers;

        (2)   that is designated by us as a Financing Subsidiary;

        (3)   no portion of the Indebtedness or any other obligation (contingent or otherwise) of which (a) is at any time guaranteed by us or any Restricted Subsidiary, (b) is at any time recourse to or obligates us or any Restricted Subsidiary in any way or (c) subjects any asset of ours or any other Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof;

        (4)   with which neither we nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings entered into in the ordinary course of business on terms no less favorable to us or such Restricted Subsidiary than those that might be obtained at the time from persons that are not our Affiliates; and

        (5)   with respect to which neither we nor any Restricted Subsidiary has any obligation (a) to subscribe for additional shares of Capital Stock therein or make any additional capital contribution or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

        "Foreign Currency Obligations" means, with respect to any person, the obligations of such person pursuant to any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Issuer or any Restricted Subsidiary of the Issuer against fluctuations in currency values.

        "GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are applicable as of the date of determination; provided that, except as otherwise specifically provided, all calculations made for purposes of determining compliance with the terms of the provisions of the indenture shall utilize GAAP as in effect on the date of the indenture.

        "Government Securities" means direct obligations of, or obligations guaranteed by, the United States for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

        "Guarantee" means a guarantee by a Guarantor of the Notes.

        "Hedging Obligations" means, with respect to any person, the obligations of such person pursuant to any arrangement with any other person, whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements designed to protect such person against fluctuations in interest rates.

        "Indebtedness" means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to capital leases) or representing any Hedging Obligations or Foreign Currency Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing (other than Hedging Obligations or Foreign Currency Obligations) would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such person, the liquidation preference with respect to, any Preferred Equity Interests (but excluding, in each case, any accrued dividends) as well as the guarantee of items that would be included within this definition.

        "Indebtedness to Cash Flow Ratio" means, with respect to any person, the ratio of: (a)(i) the Indebtedness of such person and its Subsidiaries (or, if such person is DIRECTV Holdings, of DIRECTV Holdings and its Restricted Subsidiaries) as of the end of the most recently ended fiscal quarter, plus (ii) the amount of any Indebtedness incurred (and minus the amount of any Indebtedness repaid) subsequent to the end of such fiscal quarter; provided, however, that if such Indebtedness under this clause (ii) constitutes Indebtedness under a revolving credit facility, then the amount of increase or reduction shall be determined by comparison to the amount determined under clause (I) below; to (b) such person's Consolidated Cash Flow for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which the event for which such calculation is being made shall occur (the "Measurement Period"); provided, however, that: (I) in making such computation, Indebtedness shall include the average daily balance outstanding under any revolving credit facility during the most recently ended fiscal quarter and (II) if such person or any of its Subsidiaries (or, if such person is the issuer, any of its Restricted Subsidiaries) consummates an acquisition or an Asset Sale or other disposition of assets subsequent to the commencement of the Measurement Period but prior to the event for which the calculation of the Indebtedness to Cash Flow Ratio is made, then the Indebtedness to Cash Flow Ratio shall be calculated giving pro forma effect to such acquisition or Asset Sale or other disposition of assets, including giving effect to Pro Forma Cost Savings, as if the same had occurred at the beginning of the applicable period.

        "Independent Financial Advisor" means a person or entity which, in the judgment of the Board of Directors of the Issuer, is independent and otherwise qualified to perform the task for which it is to be engaged.

        "Investment Grade" designates a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's. In the event that the Issuer shall select any other Rating Agency, the equivalent of such ratings by such Rating Agency shall be used.

        "Investments" means, with respect to any person, all investments by such person in other persons (including Affiliates) in the forms of loans (including guarantees), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

        "Liberty Group" means (a) Liberty Media Corporation, a Delaware corporation, and any of its successors and Affiliates, (b) Greenlady Corporation, a Delaware corporation, and Greenlady II, LLC, a Delaware limited liability company and their respective subsidiaries and (c) (i) John C. Malone and any executor, administrator, guardian, conservator or similar legal representative thereof, (ii) any member of the immediate family of John C. Malone, (iii) any person directly or indirectly controlled by one or more of the members of the Malone family described above (a "Controlled Person"), and (iv) any Person acting as agent for any person described in clauses (i) through (iii) hereof; provided that a trust and the trustees of such trust shall be deemed to be controlled by any one or more members of the Malone family if a majority of the trustees of such trust are members of the Malone family or may be removed or replaced by any one or more of the members of the Malone family and/or Controlled Persons.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent status) of any jurisdiction).

        "Marketable Securities" means: (a) Government Securities; (b) any certificate of deposit maturing not more than 365 days after the date of acquisition issued by, or time deposit of, an Eligible Institution; (c) commercial paper maturing not more than 365 days after the date of acquisition issued by a corporation (other than an Affiliate of us) with a rating by at least two nationally recognized statistical rating organizations in one of each such organization's four highest generic rating categories at the time as of which any investment therein is made, issued or offered by an Eligible Institution; (d) any bankers' acceptances or money market deposit accounts issued or offered by an Eligible Institution; and (e) any fund investing exclusively in investments of the types described in clauses (a) through (d) above.

        "Net Income" means, with respect to any person, the net income (loss) of such person, determined in accordance with GAAP.

        "Net Proceeds" means the aggregate cash proceeds received by us or any of our Restricted Subsidiaries, as the case may be, in respect of any Asset Sale, net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that are the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets. Net Proceeds shall exclude any noncash proceeds received from any Asset Sale, but shall include such proceeds when and as converted by us or any Restricted Subsidiary to cash.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Permitted Business" means any of developing, owning, engaging in and dealing with all or any part of the business of domestic and international media, entertainment, electronics, communications, voice, data and network services and reasonably related extensions thereof, including but not limited to the purchase, ownership, operation, leasing and selling of, and generally dealing in or with, one or more communications satellites and the transponders thereon, and communications uplink centers and related terrestrial infrastructure, the acquisition, transmission, broadcast, production and other provision of programming relating thereto and the manufacturing, distribution and financing of equipment (including consumer electronic equipment) relating thereto.

        "Permitted Holder" means each of (a) Liberty Group, (b) Parent and (c) any other person, directly or indirectly, controlled by any of the foregoing.

        "Permitted Investments" means:

        (a)   Investments in us or in a Restricted Subsidiary;

        (b)   Investments in Cash Equivalents and Marketable Securities;

        (c)   any guarantee permitted by the covenant described under "—Certain Covenants—Limitation on Incurrence of Indebtedness";

        (d)   Investments by us or any of our Subsidiaries in a person if, as a result of such Investment: (i) such person becomes a Wholly Owned Restricted Subsidiary and becomes a Guarantor; provided that to the extent such person is subject to any instrument governing Acquired Debt, as in effect at the time of acquisition thereof, that prohibits such person from issuing a Guarantee, such person shall not be required to become a Guarantor to satisfy the requirements of this clause (d)(i), or (ii) such person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, us or a Wholly Owned Restricted Subsidiary that is a Guarantor; provided that if at any time a Restricted Subsidiary shall cease to be a Subsidiary of us, we shall be deemed to have made a Restricted Investment in the amount of our remaining investment, if any, in such former Subsidiary;

        (e)   Investments in stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to us or any of our Restricted Subsidiaries or in satisfaction of judgments;

        (f)    loans and advances to subscribers or distributors of our products in the ordinary course of business;

        (g)   Investments in stock, obligations or securities received in lieu of fees for launching programming channels in the ordinary course of business;

        (h)   Investments in any person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Sale that was made pursuant to and in compliance with the covenant described under "—Certain Covenants—Limitation on Asset Sales";

        (i)    loans or advances or other similar transactions with suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business;

        (j)    Investments in Permitted Joint Ventures in an amount not to exceed $500 million outstanding at any time for all such Investments made after the date of the indenture; and

        (k)   any Investment by us or any Restricted Subsidiary in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other person in connection with a Qualified Receivables Transaction, so long as any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note or an Investment in Capital Stock.

        "Permitted Joint Ventures" means any person, other than an individual or a Subsidiary of ours, (i) in which we or a Restricted Subsidiary of ours holds or acquires an ownership interest (whether by way of Capital Stock or otherwise) and (ii) which is engaged in or intends to pursue a Permitted Business.

        "Permitted Liens" means:

        (a)   Liens securing the Notes and Liens securing any Guarantee;

        (b)   Liens securing any Indebtedness (and other Obligations arising under the documentation governing such Indebtedness) permitted by the covenant described under "—Certain Covenants—Limitation on incurrence of indebtedness"; provided that any such Lien, taken together with all other Liens incurred in reliance on this clause (b), shall not secure Indebtedness in a principal amount at the time such Lien is incurred exceeding the greater of (x) the product of 4.5 times the Trailing Cash Flow Amount at such time and (y) the sum of the amount of Indebtedness permitted by clause (3) and clause (12) of the second paragraph of the covenant described under "—Certain Covenants—Limitation on Incurrence of Indebtedness";

        (c)   Liens securing Purchase Money Indebtedness; provided that such Indebtedness was permitted to be incurred by the terms of the indenture and such Liens do not extend to any assets of us or our Restricted Subsidiaries other than the assets so acquired;

        (d)   Liens securing Indebtedness the proceeds of which are used to develop, construct or launch any satellites other than the Existing Satellites; provided that such Indebtedness was permitted to be incurred by the terms of the indenture and such Liens do not extend to any assets of us or our Restricted Subsidiaries other than such satellites being developed, constructed, launched or insured, and to the related licenses, permits and construction, launch and TT&C contracts;

        (e)   Liens on orbital slots, licenses and other assets and rights of us; provided that such orbital slots, licenses and other assets and rights relate solely to the satellites referred to in clause (d) of this definition;

        (f)    Liens on property of a person existing at the time such person is merged into or consolidated with us or any of our Restricted Subsidiaries; provided that such Liens were not incurred in connection with, or in contemplation of, such merger or consolidation, other than in the ordinary course of business;

        (g)   Liens on property of an Unrestricted Subsidiary at the time that it is designated as a Restricted Subsidiary pursuant to the definition of "Unrestricted Subsidiary"; provided that such Liens were not incurred in connection with, or contemplation of, such designation;

        (h)   Liens on property existing at the time of acquisition thereof by us or any Restricted Subsidiary of us; provided that such Liens were not incurred in connection with, or in contemplation of, such acquisition and do not extend to any assets of us or any of our Restricted Subsidiaries other than the property so acquired;

        (i)    Liens to secure the performance of statutory obligations, surety or appeal bonds or performance bonds, or landlords', carriers', warehousemen's, mechanics', suppliers', materialmen's or other like Liens, in any case incurred in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate process of law, if a reserve or other appropriate provision, if any, as is required by GAAP shall have been made therefor;

        (j)    Liens existing on the date of the indenture;

        (k)   Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

        (l)    Liens securing Indebtedness permitted under clause (11) of the second paragraph of the covenant described under "—Certain Covenants—Limitation on Incurrence of Indebtedness"; provided that such Liens shall not extend to assets other than the assets that secure such Indebtedness being refinanced;

        (m)  any interest or title of a lessor under any Capital Lease Obligations; provided that such Capital Lease Obligation is permitted under the other provisions of the indenture;

        (n)   Liens on the Capital Stock of a Receivables Subsidiary and accounts receivable and related assets described in the definition of Qualified Receivables Transaction, in each case, incurred in connection with a Qualified Receivables Transaction;

        (o)   Liens (other than Liens created or imposed under ERISA) incurred or deposits made by us or any of our Restricted Subsidiaries in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

        (p)   easements, rights-of-way, covenants, restrictions (including zoning restrictions), minor defects or irregularities in title and other similar charges or encumbrances not, in any material respect, impairing the use of the encumbered property for its intended purposes;

        (q)   licenses, sublicenses, leases or subleases granted to others not interfering in any material respect with the business of us or our Restricted Subsidiaries;

        (r)   Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods and Liens deemed to exist in connection with Investments in repurchase agreements that constitute Permitted Investments;

        (s)   normal and customary rights of setoff upon deposits of cash in favor of banks or other depository institutions;

        (t)    Liens of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection;

        (u)   Liens in favor of or by a Financing Subsidiary on the Capital Stock of such Financing Subsidiary or the customer premise and receiving equipment, accounts receivables and related assets associated with such equipment;

        (v)   Liens not provided for in clauses (a) through (u) above securing Indebtedness incurred in compliance with the terms of the indenture so long as the Notes are secured by the assets subject to such Liens on an equal and ratable basis or on a basis prior to such Liens; provided that to the extent that such Lien secured Indebtedness that is subordinated to the Notes, such Lien shall be subordinated to and be later in priority than the Notes on the same basis; and

        (w)  extensions, renewals or refundings of any Liens referred to in clauses (a) through (u) above; provided that any such extension, renewal or refunding does not extend to any assets or secure any Indebtedness not securing or secured by the Liens being extended, renewed or refinanced.

        "Preferred Equity Interest" in any person, means an Equity Interest of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such person, over Equity Interests of any other class in such person.

        "Pro Forma Cost Savings" means, with respect to any period, the reduction in net costs and related adjustments that (i) were directly attributable to an acquisition, merger, consolidation or disposition that occurred during the four-quarter reference period or subsequent to the four-quarter reference period and on or prior to the date of determination and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the date of the indenture, (ii) were actually implemented by the business that was the subject of any such acquisition, merger, consolidation or disposition within 12 months after the date of the acquisition, merger, consolidation or disposition and prior to the date of determination that are supportable and quantifiable by the underlying accounting records of such business or (iii) relate to the business that is the subject of any such acquisition, merger, consolidation or disposition and that the Issuer reasonably determines are probable based upon specifically identifiable actions to be taken within 12 months of the date of the acquisition, merger, consolidation or disposition and, in the case of each of (i), (ii) and (iii), are described, as provided below, in an officers' certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be accompanied by an officers' certificate delivered to the Trustee from the chief financial officer of the Issuer that outlines the actions taken or to be taken, the net cost savings achieved or to be achieved from such actions and that, in the case of clause (iii) above, such savings have been determined to be probable.

        "Purchase Money Indebtedness" means (i) Indebtedness incurred (within 365 days of such purchase) to finance the purchase of any assets (including the purchase of Equity Interests of persons that are not our Affiliates or Guarantors): (a) to the extent the amount of Indebtedness thereunder does not exceed 100% of the purchase cost of such assets; and (b) so long as such Indebtedness is without recourse to us or any of our Restricted Subsidiaries or any of our or their respective assets, other than to the assets so purchased; or (ii) Indebtedness which refinances Indebtedness referred to in clause (i) of this definition; provided that such refinancing satisfies subclauses (a) and (b) of such clause (i).

        "Purchase Money Note" means a promissory note of a Receivable Subsidiary to us or any Restricted Subsidiary, which note must be repaid from cash available to the Receivable Subsidiary, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.

        "Qualified Receivables Transaction" means any transaction or series of transactions entered into by us or any of our Restricted Subsidiaries pursuant to which we or such Restricted Subsidiary sells, conveys or otherwise transfers (including the grant of a backup security interest in the assets purported to be transferred for any such sale, conveyance or transfer) to (a) a Receivables Subsidiary or a Financing Subsidiary (in the case of a transfer by us or any of the Restricted Subsidiaries) or (b) any other person (in the case of a transfer by a Receivables Subsidiary or a Financing Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of us or any of our Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with an accounts receivable financing transaction; provided such transaction is on market terms at the time we or such Restricted Subsidiary enters into such transaction.

        "Rating Agencies" means:

        (a)   S&P;

        (b)   Moody's; or

        (c)   if S&P or Moody's or both shall not make a rating of the Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Issuer, which shall be substituted for S&P or Moody's or both, as the case may be.

        "Rating Category" means:

        (a)   with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories);

        (b)   with respect to Moody's, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories); and

        (c)   the equivalent of any such category of S&P or Moody's used by another Rating Agency.

        In determining whether the rating of the Notes has decreased by one or more gradation, gradations within Rating Categories (+ and-for S&P; 1, 2 and 3 for Moody's; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

        "Rating Decline" shall be deemed to occur if, at the time of or in connection with the occurrence of a Change of Control, the rating of the Notes by either Rating Agency shall be decreased by one or more gradations (including gradations within Rating Categories as well as between Rating Categories), and such decrease is directly attributable, in whole or in part, to such Change of Control.

        "Receivable Fees" means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a person that is not a Restricted Subsidiary in connection with, any Qualified Receivables Financing.

        "Receivables Repurchase Obligation" means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

        "Receivables Subsidiary" means a Subsidiary of us:

        (a)   that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing accounts receivable of us and/or our Restricted Subsidiaries;

        (b)   that is designated by us as a Receivables Subsidiary and that has total assets at the time of such creation and designation with a book value of $10,000 or less;

        (c)   no portion of the Indebtedness or any other obligation (contingent or otherwise) of which (a) is at any time guaranteed by us or any Restricted Subsidiary (excluding guarantees of obligations (other than any guarantee of Indebtedness) pursuant to Standard Securitization Undertakings), (b) is at any time recourse to or obligates us or any Restricted Subsidiary in any way, other than pursuant to Standard Securitization Undertakings or (c) subjects any asset of ours or any other Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings (such Indebtedness, "Non-Recourse Receivables Subsidiary Indebtedness");

        (d)   with which neither we nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings entered into in the ordinary course of business on terms no less favorable to us or such Restricted Subsidiary than those that might be obtained at the time from persons that are not our Affiliates in connection with a Qualified Receivables Transaction and fees payable in the ordinary course of business in connection with servicing accounts receivable in connection with such a Qualified Receivables Transaction; and

        (e)   with respect to which neither we nor any Restricted Subsidiary has any obligation (a) to subscribe for additional shares of Capital Stock therein or make any additional capital contribution or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" or "Restricted Subsidiaries" means any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by us or one or more Subsidiaries of us or a combination thereof, other than Unrestricted Subsidiaries.

        "Senior Secured Credit Facility" means any credit agreement to which the Issuer and/or one or more of its Restricted Subsidiaries is party from time to time including without limitation the credit agreement dated as of April 13, 2005 by and among the Issuer, as borrower, the lenders party thereto from time to time, Bank of America N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement exchanging, extending the maturity of, refinancing, renewing, replacing, substituting or otherwise restructuring, whether in the bank or debt capital markets (or combination thereof) (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the covenant described under "—Certain Covenants—Limitation on Incurrence of Indebtedness") or adding Subsidiaries as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act, as such regulation is in effect on the date of the indenture; provided, however, that neither a Receivables Subsidiary nor a Financing Subsidiary shall be considered to be a "Significant Subsidiary."

        "Specified Affiliate Payments" means, to the extent constituting a Restricted Payment, amounts paid by us to Parent or any other Person with which we are included in a consolidated tax return equal to the amount of federal, state and local income taxes payable in respect of the income of us and our Subsidiaries, including without limitation any payments made in accordance with tax allocation agreements between us and Parent in effect on the date of the indenture.

        "Standard Securitization Undertakings" means representations, warranties, covenants, indemnities and guarantees of performance entered into by us or any Restricted Subsidiary which are reasonably customary in an accounts receivable or equipment lease financing securitization transaction, including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary or a Financing Subsidiary, it being understood that any Receivables Repurchase Obligation which is customary for off-balance sheet receivables financing shall be deemed to be a Standard Securitization Undertaking.

        "Subsidiary" or "Subsidiaries" means, with respect to any person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person or a combination thereof.

        "Trailing Cash Flow Amount" means our Consolidated Cash Flow during the most recent four fiscal quarters for which financial statements are available; provided that Consolidated Cash Flow shall be calculated giving pro forma effect to any acquisitions or Asset Sales or other dispositions of assets, including any Pro Forma Cost Savings, as if the same had occurred at the beginning of the applicable period.

        "TT&C" means telemetry, tracking and control.

        "Unrestricted Subsidiary" or "Unrestricted Subsidiaries" means: (A) RSG Resources Supply GmbH; (B) any Subsidiary designated as an Unrestricted Subsidiary in a resolution of our Board of Directors in accordance with the instructions set forth below; and (C) any Subsidiary of an Unrestricted Subsidiary.

        Our Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary so long as:

        (a)   no portion of the Indebtedness or any other obligation (contingent or otherwise) of which, immediately after such designation: (i) is guaranteed by us or any other Subsidiary of us (other than another Unrestricted Subsidiary); (ii) is recourse to or obligates us or any other Subsidiary of us (other than another Unrestricted Subsidiary) in any way; or (iii) subjects any property or asset of us or any other Subsidiary of us (other than another Unrestricted Subsidiary), directly or indirectly, contingently or otherwise, to satisfaction thereof;

        (b)   with which neither we nor any other Subsidiary of us (other than another Unrestricted Subsidiary) has any contract, agreement, arrangement, understanding or is subject to an obligation of any kind, written or oral, other than on terms no less favorable to us or such other Subsidiary than those that might be obtained at the time from persons who are not our Affiliates; and

        (c)   with which neither we nor any other Subsidiary of us (other than another Unrestricted Subsidiary) has any obligation: (i) to subscribe for additional shares of Capital Stock or other equity interests therein; or (ii) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results.

        If at any time after the date of the indenture we designate an additional Subsidiary as an Unrestricted Subsidiary, we will be deemed to have made a Restricted Investment in an amount equal to the fair market value (as determined in good faith by our Board of Directors evidenced by a resolution of our Board of Directors and set forth in an officers' certificate delivered to the Trustee no later than ten business days following a request from the Trustee, which certificate shall cover the six months preceding the date of the request) of such Subsidiary. An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if, at the time of such designation after giving pro forma effect thereto, no Default or Event of Default shall have occurred or be continuing.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding principal amount of such Indebtedness into (b) the total of the product obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

        "Wholly Owned Restricted Subsidiary" means a Wholly Owned Subsidiary of us that is a Restricted Subsidiary.

        "Wholly Owned Subsidiary" means, with respect to any person, any Subsidiary all of the outstanding voting stock (other than directors' qualifying shares) of which is owned by such person, directly or indirectly.

Form of Registered Notes

        The certificates representing the registered notes will be issued in fully registered forms, without coupons. Except as described in the next paragraph, the registered notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC's nominee, in the form of a global note. Holders of the registered notes will own book-entry interests in the global note evidenced by records maintained by DTC.

        Book-entry interests may be exchanged for certificated notes of like tenor and equal aggregate principal amount, if

          (1)   DTC notifies us that it is unwilling or unable to continue as depositary or we determine that DTC is unable to continue as depositary and we fail to appoint a successor depositary within 90 days,

          (2)   we provide for the exchange pursuant to the terms of the indenture, or

          (3)   we determine that the book-entry interests will no longer be represented by global notes and we execute and deliver to the trustee instructions to that effect.

        As of the date of this prospectus, no certificated notes are issued and outstanding.

 CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material U.S. federal income tax consequences relating to the exchange of original notes for registered notes in the exchange offer. It does not contain a complete analysis of all the potential tax considerations relating to the exchange. This summary is limited to holders of original notes that hold the original notes as "capital assets" (in general, assets held for investment). Special situations, such as the following, are not addressed:

  •
  tax consequences to holders that may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, brokers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

  •
  tax consequences to holders whose "functional currency" is not the U.S. dollar;

  •
  tax consequences to persons who hold notes through a partnership or similar pass-through entity;

  •
  tax consequences to certain expatriates and former long-term residents of the U.S.;

  •
  alternative minimum tax, gift tax or estate tax consequences, if any; or

  •
  any state, local or foreign tax consequences.

        The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

Consequences of Tendering Notes

        The exchange of your original notes for registered notes in the exchange offer should not constitute a material modification of the terms of the notes and therefore would not constitute a taxable event for federal income tax purposes. Accordingly, the exchange of your original notes for registered notes would have no federal income tax consequences to you. For example, there would be no change in your tax basis and your holding period would carry over to the registered notes. In addition, the federal income tax consequences of holding and disposing of your registered notes would be the same as those applicable to your original notes.

        The preceding discussion of the material U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor is urged to consult its own tax advisor as to the particular tax consequences to it of exchanging old notes for registered notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

 PLAN OF DISTRIBUTION

        Each broker-dealer that receives registered notes in the exchange offer for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such notes. We reserve the right in our sole discretion to purchase or make offers for, or to offer registered notes for, any original notes that remain outstanding subsequent to the expiration of the exchange offer pursuant to this prospectus or otherwise and, to the extent permitted by applicable law, purchase original notes in the open market, in privately negotiated transactions or otherwise. This prospectus, as it may be amended or supplemented from time to time, may be used by all persons subject to the prospectus delivery requirements of the Securities Act, including broker-dealers in connection with resales of registered notes received in the exchange offer, where such notes were acquired as a result of market-making activities or other trading activities and may be used by us to purchase any Notes outstanding after expiration of the exchange offer. We have agreed that, for a period of 180 days from the date on which the exchange offer is completed, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sale of registered notes by broker-dealers. Registered notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the registered notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such registered notes. Any broker-dealer that resells registered notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of such Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of such Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days from the date on which the exchange offer is completed, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the reasonable fees and expenses of counsel to the initial purchaser of the original notes, other than commissions or concessions of any brokers or dealers and will indemnify holders of the Notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

 LEGAL MATTERS

        Weil, Gotshal & Manges LLP, New York, New York has passed upon the validity of the notes and guarantees on behalf of the issuers.

EXPERTS

        The consolidated financial statements as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

 INDEX TO FINANCIAL STATEMENTS

Page
DIRECTV Holdings LLC—Audited Financial Statements
Report of Independent Registered Public Accounting Firm	129
Consolidated Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005	130
Consolidated Balance Sheets as of December 31, 2007 and 2006	131
Consolidated Statements of Changes in Owner's Equity for the Years Ended December 31, 2007, 2006 and 2005	132
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005	133
Notes to the Consolidated Financial Statements	134
DIRECTV Holdings LLC—Unaudited Financial Statements
Consolidated Statements of Operations for the three and six months ended June 30, 2008 and 2007	161
Consolidated Balance Sheets as of June 30, 2008 and December 31, 2007	162
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2008 and 2007	163
Notes to the Consolidated Financial Statements	164
DIRECTV Holdings LLC—Other Information
Supplemental Information	160

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
DIRECTV Holdings LLC
El Segundo, California

        We have audited the accompanying consolidated balance sheets of DIRECTV Holdings LLC (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in owner's equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DIRECTV Holdings LLC at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

        As discussed in Note 2 of the Notes to the Consolidated Financial Statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
February 25, 2008

DIRECTV HOLDINGS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2007	2006	2005
	(Dollars in Millions)
Revenues	$15,527	$13,744	$12,216
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	6,681	5,830	5,050
Subscriber service expenses	1,137	1,057	935
Broadcast operations expenses	216	179	146
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	1,901	1,844	2,676
Upgrade and retention costs	958	852	1,106
General and administrative expenses	784	761	803
Depreciation and amortization expense	1,448	873	698

Total operating costs and expenses	13,125	11,396	11,414

Operating profit	2,402	2,348	802
Interest income	69	69	26
Interest expense	(216)	(218)	(227)
Other, net	(5)	(4)	(68)

Income before income taxes	2,250	2,195	533
Income tax expense	(891)	(839)	(208)

Net income	$1,359	$1,356	$325

The accompanying notes are an integral part of these Consolidated Financial Statements.

DIRECTV HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
	(Dollars in Millions)
ASSETS
Current assets
Cash and cash equivalents	$802	$1,356
Accounts receivable, net	1,387	1,267
Inventories	187	140
Prepaid expenses and other	171	146

Total current assets	2,547	2,909
Satellites, net	2,030	2,000
Property and equipment, net	3,230	2,026
Goodwill	3,032	3,032
Intangible assets, net	1,223	1,546
Other assets	235	174

Total assets	$12,297	$11,687

LIABILITIES AND OWNER'S EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,548	$2,402
Unearned subscriber revenue and deferred credits	320	259
Current portion of long-term debt	48	10

Total current liabilities	2,916	2,671
Long-term debt	3,347	3,395
Deferred income taxes	336	240
Other liabilities and deferred credits	958	993
Commitments and contingencies
Owner's equity
Capital stock and additional paid-in capital	2,782	3,786
Retained earnings	1,958	602

Total owner's equity	4,740	4,388

Total liabilities and owner's equity	$12,297	$11,687

The accompanying notes are an integral part of these Consolidated Financial Statements.

DIRECTV HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CHANGES IN OWNER'S EQUITY

	Capital stock and additional paid-in capital	Retained earnings (deficit)	Total owner's equity
	(Dollars in Millions)
Balance at January 1, 2005	$3,459	$(1,079)	$2,380
Net income		325	325
Capital contribution from Parent	592		592

Balance at December 31, 2005	4,051	(754)	3,297
Net income		1,356	1,356
Dividend to Parent	(300)		(300)
Capital contribution from Parent	34		34
Other	1		1

Balance at December 31, 2006	3,786	602	4,388
Net income		1,359	1,359
Dividend to Parent	(1,050)		(1,050)
Capital contribution from Parent	41		41
Adjustment to initially record cumulative effect of adopting FIN 48, net of tax		(3)	(3)
Other	5		5

Balance at December 31, 2007	$2,782	$1,958	$4,740

The accompanying notes are an integral part of these Consolidated Financial Statements.

DIRECTV HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2006	2005
	(Dollars in Millions)
Cash Flows from Operating Activities
Net income	$1,359	$1,356	$325
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization expense	1,448	873	698
Amortization of deferred revenues and deferred credits	(98)	(41)	(47)
Share-based compensation expense	41	34	27
Equity in losses from unconsolidated affiliates	—	3	—
Loss on sale of investment	6	—	—
Amortization of debt issuance costs	5	5	6
Write-off of debt issuance costs	—	—	19
Deferred income taxes and other	162	178	11
Change in other operating assets and liabilities
Accounts receivable, net	(120)	(271)	(131)
Inventories	(47)	141	(159)
Prepaid expenses and other	3	(35)	28
Accounts payable and accrued liabilities	138	19	576
Unearned subscriber revenue and deferred credits	60	—	3
Other, net	(48)	80	(73)

Net cash provided by operating activities	2,909	2,342	1,283

Cash Flows from Investing Activities
Cash paid for property and equipment	(621)	(504)	(381)
Cash paid for subscriber leased equipment—subscriber acquisitions	(762)	(599)	—
Cash paid for subscriber leased equipment—upgrade and retention	(774)	(473)	—
Cash paid for satellites	(169)	(222)	(367)
Proceeds from sale of property	—	12	1
Other	(9)	7	(3)

Net cash used in investing activities	(2,335)	(1,779)	(750)

Cash Flows from Financing Activities
Repayment of long-term debt	(10)	(8)	(2,002)
Cash proceeds from refinancing transactions	—	—	3,003
Repayment of borrowing from Parent	—	—	(875)
Repayment of other long-term obligations	(72)	(67)	(63)
Cash dividends to Parent	(1,050)	(300)	—
Cash contribution from Parent	—	—	538
Excess tax benefit from share-based compensation	4	3	—
Debt issuance costs	—	—	(4)

Net cash (used in) provided by financing activities	(1,128)	(372)	597

Net increase (decrease) in cash and cash equivalents	(554)	191	1,130
Cash and cash equivalents at beginning of the year	1,356	1,165	35

Cash and cash equivalents at end of the year	$802	$1,356	$1,165

Supplemental Cash Flow Information
Interest paid	$211	$215	$229
Income taxes paid	730	728	36

The accompanying notes are an integral part of these Consolidated Financial Statements.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Description of Business

        DIRECTV Holdings LLC is a wholly-owned subsidiary of The DIRECTV Group, Inc. and consists of DIRECTV Enterprises, LLC and its wholly-owned subsidiaries and DIRECTV Financing Co., Inc. We sometimes refer to DIRECTV Holdings LLC as DIRECTV Holdings, DIRECTV, we or us and sometimes refer to The DIRECTV Group, Inc. as The DIRECTV Group or Parent. We are the largest provider of direct-to-home, or DTH, digital television services and the second largest provider in the multi-channel video programming distribution, or MVPD, industry in the United States.

Note 2: Summary of Significant Accounting Policies

  Principles of Consolidation

        We include the accounts of DIRECTV Holdings and our majority owned subsidiaries, after elimination of intercompany accounts and transactions, in the accompanying consolidated financial statements.

  Use of Estimates in the Preparation of the Consolidated Financial Statements

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, which requires us to make estimates and assumptions that affect amounts reported herein. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, our actual results reported in future periods may be affected by changes in those estimates.

  Revenue Recognition

        We recognize subscription and pay-per-view revenues when programming is broadcast to subscribers. We recognize subscriber fees for multiple set-top receivers, our published programming guide, warranty services and equipment rental as revenue, as earned. We recognize advertising revenues when the related services are performed. We defer programming payments received from subscribers in advance of the broadcast as "Unearned subscriber revenue and deferred credits" in the Consolidated Balance Sheets until earned.

  Broadcast Programming and Other

        We recognize the costs of television programming distribution rights when we distribute the related programming. We recognize the costs of television programming rights to distribute live sporting events for a season or tournament to expense using the straight-line method over the course of the season or tournament. However, we recognize the costs for live sporting events with multi-year contracts and minimum guarantee payments based on the ratio of each period's revenues to the estimated total contract revenues to be earned over the contract period. We evaluate estimated total contract revenues at least annually.

        We defer advance payments in the form of cash and equity instruments from programming content providers for carriage of their signal and recognize them as a reduction of "Broadcast programming and other" in the Consolidated Statements of Operations on a straight-line basis over the related contract term. We record equity instruments at fair value based on quoted market prices or values determined by management. Through the end of 2006, we also recorded the amortization of a provision

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2: Summary of Significant Accounting Policies (Continued)

for above-market programming contracts that we recorded in connection with the 1999 acquisition of certain premium subscription programming contracts from United States Satellite Broadcasting Company, Inc. as a reduction of programming costs.

  Subscriber Acquisition Costs

        Subscriber acquisition costs consist of costs we incur to acquire new subscribers. We include the cost of our set-top receivers and other equipment, commissions we pay to national retailers, independent satellite television retailers, dealers, regional Bell operating companies and the cost of installation, advertising, marketing and customer call center expenses associated with the acquisition of new subscribers in subscriber acquisition costs. We expense these costs as incurred, or when subscribers activate the DIRECTV® service, as appropriate, except for the cost of set-top receivers leased to new subscribers, which we capitalize in "Property and equipment, net" in the Consolidated Balance Sheets. Although paid in advance, the retailer or dealer earns substantially all commissions paid for customer acquisitions over 12 months from the date of subscriber activation. Should the subscriber cancel our service during the 12 month service period, we are reimbursed for the unearned portion of the commission by the retailer or dealer and record a decrease to subscriber acquisition costs. We implemented a lease program on March 1, 2006 after which most set-top receivers provided to new subscribers are capitalized. We present the amount of our set-top receivers capitalized each period for subscriber acquisition activities in the Consolidated Statements of Cash Flows under the caption "Cash paid for subscriber leased equipment—subscriber acquisitions." See Note 4 below for additional information.

  Upgrade and Retention Costs

        Upgrade and retention costs consist primarily of costs we incur for loyalty programs offered to existing subscribers. The costs for loyalty programs include the costs of installing or providing hardware under our movers program (for subscribers relocating to a new residence), multiple set-top receiver offers, digital video recorder, or DVR, high-definition, or HD, local channel upgrade programs and other similar initiatives, and third party commissions we incur for the sale of additional set-top receivers provided to existing subscribers. We expense these costs as incurred, except for the cost of set-top receivers leased to existing subscribers, which we capitalize in "Property and equipment, net" in the Consolidated Balance Sheets. We implemented a lease program on March 1, 2006, after which most set-top receivers provided to existing subscribers under upgrade and retention programs are capitalized. We present the amount of our set-top receivers capitalized each period for upgrade and retention activities in the Consolidated Statements of Cash Flows under the caption "Cash paid for subscriber leased equipment—upgrade and retention." See Note 4 below for additional information.

  Cash and Cash Equivalents

        Cash and cash equivalents consist of highly liquid investments we purchase with original maturities of three months or less.

  Inventories

        We state inventories at the lower of average cost or market. Inventories consist of finished goods for DIRECTV System equipment and DIRECTV System access cards.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2: Summary of Significant Accounting Policies (Continued)

  Property and Equipment, Satellites and Depreciation

        We carry property and equipment, and satellites at cost, net of accumulated depreciation. The amounts we capitalize for satellites currently being constructed and those that have been successfully launched include the costs of construction, launch, launch insurance, incentive obligations and related capitalized interest. We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We amortize leasehold improvements over the lesser of the life of the asset or term of the lease.

  Goodwill and Intangible Assets

        Goodwill and intangible assets with indefinite lives are carried at historical cost and are subject to write-down, as needed, based upon an impairment analysis that we must perform at least annually, or sooner if an event occurs or circumstances change that would more likely than not result in an impairment loss. We perform our annual impairment analysis in the fourth quarter of each year. If an impairment loss results from the annual impairment test, we would record the loss as a pre-tax charge to operating income.

        We amortize other intangible assets using the straight-line method over their estimated useful lives, which range from 5 to 15 years.

  Valuation of Long-Lived Assets

        We evaluate the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances warrant such a review. We consider the carrying value of a long-lived asset impaired when the anticipated undiscounted future cash flow from such asset is separately identifiable and is less than its carrying value. In that event, we would recognize a loss based on the amount by which the carrying value exceeds the fair value of the long-lived asset. We determine fair value primarily using estimated future cash flows associated with the asset under review, discounted at a rate commensurate with the risk involved, or other valuation techniques. We determine losses on long-lived assets to be disposed of in a similar manner, except that we reduce the fair value for the cost of disposal.

  Investments and Financial Instruments

        We maintain investments in equity securities of unaffiliated companies. We account for investments in which we own at least 20% of the voting securities or have significant influence under the equity method of accounting. We record equity method investments at cost and adjust for the appropriate share of the net earnings or losses of the investee.

        The carrying value of cash and cash equivalents, short-term investments, accounts and notes receivable, investments and other assets, accounts payable, and amounts included in accrued liabilities and other meeting the definition of financial instrument approximated their fair values at December 31, 2007 and 2006.

  Debt Issuance Costs

        We defer costs we incur to issue debt and amortize these costs to interest expense using the straight-line method over the term of the respective obligation.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2: Summary of Significant Accounting Policies (Continued)

  Share-Based Payment

        At times, DIRECTV Group grants restricted stock units and common stock options to employees, including DIRECTV employees. We recognize compensation expense equal to the fair value of the stock-based award at grant over the course of its requisite service period following Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), "Share-Based Payment," or SFAS No. 123R.

        We record compensation expense for restricted stock units and stock options on a straight-line basis over the service period of up to four years based upon the value of the award on the date approved, reduced for estimated forfeitures and adjusted for anticipated payout percentages related to the achievement of performance targets.

  Income Taxes

        We join in the filing of DIRECTV Group's consolidated U.S. federal income tax return. We determine our income taxes based upon our tax sharing agreement with DIRECTV Group, which generally provides that the current income tax liability or receivable be computed as if we were a separate taxpayer.

        We determine deferred tax assets and liabilities based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which we expect the differences to reverse. We must make certain estimates and judgments in determining income tax provisions, assessing the likelihood of recovering our deferred tax assets, and evaluating tax positions.

        With the adoption of the Financial Accounting Standards Board, or FASB, Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," or FIN 48, on January 1, 2007, we now recognize a benefit in "Income tax expense" in the Consolidated Statements of Operations for uncertain tax positions that are more-likely-than-not to be sustained upon examination, measured at the largest amount that has a greater than 50% likelihood of being realized upon settlement. Unrecognized tax benefits represent tax benefits taken or expected to be taken in income tax returns, for which the benefit has not yet been recognized in "Income tax expense" in the Consolidated Statements of Operations due to the uncertainty of whether such benefits will be ultimately realized. We recognize interest and penalties accrued related to unrecognized tax benefits in "Income tax expense" in the Consolidated Statements of Operations. Unrecognized tax benefits are recorded in "Income tax expense" in the Consolidated Statement of Operations at such time that the benefit is effectively settled.

  Advertising Costs

        We expense advertising costs primarily in "Subscriber acquisition costs" in the Consolidated Statements of Operations as incurred. Advertising expenses, net of payments received from programming content providers for marketing support, were $178 million in 2007, $191 million in 2006 and $163 million in 2005.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2: Summary of Significant Accounting Policies (Continued)

  Market Concentrations and Credit Risk

        We sell programming services and extend credit, in amounts generally not exceeding $100 each, to a large number of individual residential subscribers throughout the United States. As applicable, we maintain allowances for anticipated losses.

  Accounting Changes

        Uncertain Tax Positions.    On January 1, 2007, we adopted FIN 48. The cumulative effect of adopting FIN 48 resulted in a $3 million decrease to the January 1, 2007 balance of "Retained earnings" in the Consolidated Balance Sheets. As of the date of adoption, our unrecognized tax benefits totaled $26 million, including $3 million of tax positions the recognition of which would affect the annual effective income tax rate. As of the date of adoption, we have accrued $1 million in interest and penalties as part of our liability for unrecognized tax benefits. See Note 8 below for additional information regarding unrecognized tax benefits.

         Defined Benefit Postretirement Plans.    On December 31, 2007, our Parent adopted the measurement date provision of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This provision requires the measurement of plan assets and benefit obligations as of the date of our fiscal year end and accordingly resulted in a change in the measurement date, which was previously November 30. On December 31, 2006, our Parent adopted the provisions of SFAS No. 158 that requires our Parent to recognize the funded status of its defined benefit postretirement plans in its Consolidated Balance Sheets and recognize changes in the funded status of its defined benefit postretirement plans as a component of other comprehensive income, net of tax, in stockholders' equity in the Consolidated Balance Sheets, in the year in which changes occur. The adoption of this standard had no effect on out consolidated results of operations or financial position, as DIRECTV Holdings does not sponsor postretirement plans, but rather our employees participate in the plans that are sponsored and carried as an obligation by our Parent.

         Share-Based Payment.    On January 1, 2006, we adopted SFAS No. 123R. The adoption of this standard did not have a significant effect on our consolidated results of operations or financial position. However, as a result of the adoption of SFAS No. 123R, we now report the excess income tax benefit associated with the exercise of stock options or pay-out of restricted stock units as a cash flow from financing activities in our Consolidated Statements of Cash Flows.

  New Accounting Standards

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51." SFAS No. 160 establishes standards of accounting and reporting of noncontrolling interests in subsidiaries, currently known as minority interests, in consolidated financial statements, provides guidance on accounting for changes in the parent's ownership interest in a subsidiary and establishes standards of accounting of the deconsolidation of a subsidiary due to the loss of control. SFAS No. 160 requires an entity to present minority interests as a component of equity. Additionally, SFAS No. 160 requires an entity to present net income and consolidated comprehensive income attributable to the parent and the minority interest separately on the face of the consolidated financial statements. We are currently assessing the effect

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2: Summary of Significant Accounting Policies (Continued)

SFAS No. 160 will have on our consolidated results of operations and financial position when adopted, as required, on January 1, 2009.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." SFAS No. 141R requires the acquiring entity to recognize and measure at an acquisition date fair value all identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree. The Statement recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141R requires disclosures about the nature and financial effect of the business combination and also changes the accounting for certain income tax assets recorded in purchase accounting. We are currently assessing the effect SFAS No. 141R will have on our consolidated results of operations and financial position when adopted, as required, on January 1, 2009.

        In February 2007, the FASB, issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS No. 159 permits, but does not require, companies to report at fair value the majority of recognized financial assets, financial liabilities and firm commitments. Under this standard, unrealized gains and losses on items for which the fair value option is elected are reported in earnings at each subsequent reporting date. We do not expect the adoption of SFAS No. 159 on January 1, 2008 to have any effect on our consolidated results of operations or financial position.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, sets out a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements of assets and liabilities. SFAS No. 157 applies under other accounting pronouncements previously issued by the FASB that require or permit fair value measurements. We do not expect the adoption of SFAS No. 157 on January 1, 2008 to have any effect on our consolidated results of operations or financial position.

        In September 2006, the Emerging Issues Task Force, or EITF, issued EITF No. 06-1, "Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the Service Provider." EITF No. 06-1 provides guidance to service providers regarding the proper reporting of consideration given to manufacturers or resellers of equipment necessary for an end-customer to receive its services. Depending on the circumstances, such consideration is reported as either an expense or a reduction of revenues. We do not expect the adoption of EITF No. 06-1 on January 1, 2008 to have any effect on our consolidated results of operations.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3: Accounts Receivable, Net

        The following table sets forth the amounts recorded for "Accounts receivable" in our Consolidated Balance Sheets at December 31:

	2007	2006
	(Dollars in Millions)
Subscriber	$774	$755
Trade	652	551

Subtotal	1,426	1,306
Less: Allowance for doubtful accounts	(39)	(39)

Accounts receivable, net	$1,387	$1,267

Note 4: Satellites, Net and Property and Equipment, Net

        The following table sets forth the amounts recorded for "Satellites, net" and "Property and equipment, net" in our Consolidated Balance Sheets at December 31:

	Estimated Useful Lives (years)	2007	2006
		(Dollars in Millions)
Satellites	10 - 15	$2,179	$1,815
Satellites under construction		474	665

Total		2,653	2,480
Less: Accumulated depreciation		(623)	(480)

Satellites, net		$2,030	$2,000

Land and improvements	—	$24	$20
Buildings and leasehold improvements	6 - 30	250	191
Machinery and equipment	3 - 23	2,395	1,809
Subscriber leased set-top receivers	3 - 5	2,673	1,271
Construction in progress	—	344	434

Total		5,686	3,725
Less: Accumulated depreciation		(2,456)	(1,699)

Property and equipment, net		$3,230	$2,026

        We capitalized interest costs of $51 million in 2007, $55 million in 2006 and $31 million in 2005, as part of the cost of our property and satellites under construction. Depreciation expense was $1,094 million in 2007, $519 million in 2006 and $344 million in 2005.

        On March 1, 2006, we introduced a new set-top receiver lease program. Prior to March 1, 2006, most set-top receivers provided to new and existing subscribers were immediately expensed upon activation as a subscriber acquisition or upgrade and retention cost in the Consolidated Statements of Operations. Subsequent to the introduction of the lease program, we lease most set-top receivers provided to new and existing subscribers, and therefore capitalize the receivers in "Property and equipment, net" in the Consolidated Balance Sheets. We depreciate capitalized set-top receivers over a three year estimated useful life.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4: Satellites, Net and Property and Equipment, Net (Continued)

        The following table sets forth the amount of set-top receivers we capitalized, and depreciation expense we recorded under the lease program for each of the periods presented:

	Years Ended December 31,
	2007	2006
	(Dollars in Millions)
Capitalized subscriber leased equipment:
Cash paid for subscriber leased equipment—subscriber acquisitions	$762	$599
Cash paid for subscriber leased equipment—upgrade and retention	774	473

Total subscriber leased equipment capitalized	$1,536	$1,072

Depreciation expense—subscriber leased equipment	$645	$147

Note 5: Goodwill and Intangible Assets

        We performed our annual impairment tests for goodwill and orbital slots in the fourth quarters of 2007, 2006 and 2005. Based on our annual impairment tests, no impairment existed.

        The following table sets forth the amounts recorded for intangible assets at December 31:

		2007			2006
	Estimated Useful Lives (years)	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
		(Dollars in Millions)
Orbital slots	Indefinite	$432		$432	$432		$432
72.5° WL orbital license	5	219	$140	79	193	$99	94
Subscriber related	5 - 10	1,348	860	488	1,344	604	740
Dealer network	15	130	71	59	130	62	68
Distribution rights	7	334	169	165	334	122	212

Total intangible assets		$2,463	$1,240	$1,223	$2,433	$887	$1,546

        Amortization expense for intangible assets was $353 million in 2007, 2006 and 2005.

        Estimated amortization expense for intangible assets in each of the next five years and thereafter is as follows: $352 million in 2008, $289 million in 2009, $90 million in 2010, $34 million in 2011, $10 million in 2012 and $16 million thereafter.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6: Accounts Payable and Accrued Liabilities; Other Liabilities and Deferred Credits

        The significant components of "Accounts payable and accrued liabilities" in our Consolidated Balance Sheets are as follows:

	December 31,
	2007	2006
	(Dollars in Millions)
Programming costs	$1,397	$1,278
Accounts payable	345	327
Commissions due to installers and dealers	294	241
Income taxes payable to Parent	42	57
Payroll and employee benefits	73	75
Other	397	424

Total accounts payable and accrued liabilities	$2,548	$2,402

        The significant components of "Other liabilities and deferred credits" in our Consolidated Balance Sheets are as follows:

	December 31,
	2007	2006
	(Dollars in Millions)
Programming costs	$368	$338
Deferred credits	213	230
Other	377	425

Total other liabilities and deferred credits	$958	$993

Note 7: Debt

        The following table sets forth our outstanding debt:

		December 31,
	Interest Rates at December 31, 2007
		2007	2006
		(Dollars in Millions)
8.375% senior notes due in 2013	8.375%	$910	$910
6.375% senior notes due in 2015	6.375%	1,000	1,000
Senior secured credit facility	6.102%	1,483	1,492
Other	—	2	3

Total debt	—	3,395	3,405
Less: Current portion of long-term debt		48	10

Long-term debt		$3,347	$3,395

         Notes Payable.    The 8.375% senior notes and the 6.375% senior notes were issued by DIRECTV Holdings and DIRECTV Financing Co., Inc., or DIRECTV Financing (together with DIRECTV Holdings, the Co-Issuers) and have been registered under the Securities Act of 1933, as amended. The 8.375% senior notes and the 6.375% senior notes are unsecured and have been fully and

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7: Debt (Continued)

unconditionally guaranteed, jointly and severally, by each of DIRECTV Holdings' material domestic subsidiaries (other than DIRECTV Financing), which we refer to as the Guarantor Subsidiaries. Principal on the 8.375% senior notes and the 6.375% senior notes is payable upon maturity, while interest is payable semi-annually.

        The fair value of our 8.375% senior notes was approximately $948 million at December 31, 2007 and December 31, 2006. The fair value of our 6.375% senior notes was approximately $962 million at December 31, 2007 and December 31, 2006. The fair values were calculated based on quoted market prices on those dates.

         Credit Facility.    At December 31, 2007, our senior secured credit facility consisted of a $500 million six-year Term Loan A, a $983 million eight-year Term Loan B and a $500 million undrawn six-year revolving credit facility. The Term Loan A and Term Loan B components of the senior secured credit facility currently bear interest at a rate equal to the London InterBank Offered Rate, or LIBOR, plus 0.75% and 1.50%, respectively. In addition, we pay a commitment fee of 0.175% per year for the unused commitment under the revolving credit facility. The interest rate and commitment fee may be increased or decreased under certain conditions. The senior secured credit facility is secured by substantially all of our assets and is fully and unconditionally guaranteed, jointly and severally, by the Guarantor Subsidiaries.

        Our notes payable and credit facility mature as follows: $48 million in 2008, $98 million in 2009, $297 million in 2010, $98 million in 2011, $10 million in 2012 and $2,842 million thereafter. These amounts do not reflect potential prepayments that may be required under our senior secured credit facility, which could result from a computation of excess cash flows that we may be required to make at each year end under the credit agreement. We were not required to make a prepayment for the years ended December 31, 2007, 2006 or 2005. The amount of interest accrued related to our outstanding debt was $26 million at December 31, 2007 and $27 million at December 31, 2006. The unamortized bond premium included in other debt as of December 31, 2007 was $2 million and $3 million as of December 31, 2006.

         Covenants and Restrictions.    The senior secured credit facility requires us to comply with certain financial covenants. The senior notes and the senior secured credit facility also include covenants that restrict the Co-Issuers and the Guarantor Subsidiaries' ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) merge or consolidate with another entity, (vi) sell, assign, lease or otherwise dispose of all or substantially all of our assets, and (vii) make voluntary prepayments of certain debt, in each case subject to exceptions as provided in the credit agreement and senior notes indentures. Should we fail to comply with these covenants, all or a portion of our borrowings under the senior notes and senior secured credit facility could become immediately payable and the revolving credit facility could be terminated. At December 31, 2007, we were in compliance with all such covenants.

         2005 Refinancing Transactions.    In April 2005, we replaced our prior credit facility with the senior secured credit facility described above. The senior secured credit facility was initially comprised of a $500 million six-year Term Loan A, a $1,500 million eight-year Term Loan B, both of which were fully funded, and a $500 million undrawn six-year revolving credit facility. We used a portion of the $2,000 million proceeds from the transaction to repay our prior credit facility that had a then outstanding balance of $1,002 million, to repay our $875 million borrowing from Parent, and to pay

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7: Debt (Continued)

related financing costs and accrued interest. Borrowings under the prior credit facility bore interest at a rate equal to LIBOR plus 1.75%.

        On May 19, 2005, we redeemed $490 million of our then outstanding $1,400 million 8.375% senior notes at a redemption price of 108.375% plus accrued and unpaid interest, for a total of $538 million, which was funded by a capital contribution from our Parent.

        On June 15, 2005, the Co-Issuers issued $1,000 million of 6.375% senior notes. We used a portion of the proceeds from the transaction to repay $500 million of the Term Loan B portion of our senior secured credit facility and to pay related financing costs.

        The repayment of our prior senior secured credit facility, the partial repayment of our senior secured credit facility and the partial redemption of our 8.375% senior notes resulted in a 2005 pre-tax charge of $65 million ($40 million after tax) of which $41 million was associated with the premium that we paid for the redemption of our 8.375% senior notes and $24 million with our write-off of a portion of our deferred debt issuance costs and other transaction costs. The charge was recorded in "Other, net" in the Consolidated Statements of Operations.

Note 8: Income Taxes

        We base our income tax expense or benefit on reported "Income before income taxes." Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, which are available to us pursuant to our tax sharing agreement with DIRECTV Group and as measured by applying currently enacted tax laws.

        Our income tax expense consisted of the following for the years ended December 31:

	2007	2006	2005
	(Dollars in Millions)
Current tax expense:
U.S. federal	$(633)	$(556)	$(169)
State and local	(156)	(111)	(30)

Total	(789)	(667)	(199)

Deferred tax (expense) benefit:
U.S. federal	(82)	(175)	(11)
State and local	(20)	3	2

Total	(102)	(172)	(9)

Total income tax expense	$(891)	$(839)	$(208)

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8: Income Taxes (Continued)

        Our income tax expense was different than the amount computed using the U.S. federal statutory income tax rate for the reasons set forth in the following table for the years ended December 31:

	2007	2006	2005
	(Dollars in Millions)
Expected tax expense at U.S. federal statutory income tax rate	$(788)	$(768)	$(187)
U.S. state and local income tax expense	(102)	(70)	(18)
Tax credits and other	(1)	(1)	(3)

Total income tax expense	$(891)	$(839)	$(208)

        Temporary differences and carryforwards that gave rise to deferred tax assets and liabilities at December 31 were as follows:

	2007		2006
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(Dollars in Millions)
Depreciation and amortization	$—	$515	$—	$421
Accruals and advances	108	49	125	50
Programming contract liabilities	168	—	162	—
Prepaid expenses	—	38	—	41
State taxes	19	—	—	—
Other temporary differences	6	4	1	5

Subtotal	301	606	288	517
Valuation allowance	(2)	—	—	—

Total deferred taxes	$299	$606	$288	$517

        We assessed the deferred tax assets for the respective periods for recoverability and, where applicable, we recorded a valuation allowance to reduce the total deferred tax assets to an amount that will, more likely than not, be realized in the future.

        The valuation allowance of $2 million at December 31, 2007, is attributable to unused capital losses which are available for carry-forward.

        Included in "Prepaid expenses and other" in the Consolidated Balance Sheets are $29 million and $5 million of current deferred tax assets at December 31, 2007 and 2006, respectively.

        A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding accrued interest and penalties, is as follows (in millions):

Gross unrecognized tax benefits at January 1, 2007	$25
Increases in tax positions for prior years	31
Increases in tax positions for current year	32

Gross unrecognized tax benefits at December 31, 2007	$88

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8: Income Taxes (Continued)

        As of December 31, 2007, our unrecognized tax benefits totaled $92 million, including accrued interest and penalties of $4 million. If our tax positions are ultimately sustained by the tax authorities in our favor, approximately $5 million would reduce the annual effective income tax rate.

        During the year ended December 31, 2007, we recognized $3 million of interest expense for unrecognized tax benefits in "Income tax expense" in the Consolidated Statement of Operations.

        We file numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state jurisdictions. For U.S. federal tax purposes, the tax years 2001 through 2007 remain open to examination. The California tax years 1994 through 2007 remain open to examination and the income tax returns in the other state tax jurisdictions in which we have operations are generally subject to examination for a period of 3 to 5 years after filing of the respective return.

        We anticipate that the examination of the federal income tax returns for 2001 through 2003 will conclude in 2008, however, we do not anticipate that this will have a significant effect on our results of operations or financial position. We do not anticipate other changes to the total unrecognized tax benefits in the next twelve months will have a significant effect our results of operations or financial position.

Note 9: Pension and Other Post-Retirement Benefits

        Most of our employees participate in funded and unfunded contributory and non-contributory defined benefit pension plans maintained by DIRECTV Group. The plans provide defined benefits based on years of service and final average salary or based on eligible compensation while employed by us. We have not separately determined the accumulated benefit obligation and net assets available for benefits for our employees and do not include these items in our Consolidated Balance Sheets. In addition to pension benefits, DIRECTV Group charges us for the cost of certain other post-retirement benefits. The accumulated other post-retirement benefit obligation related to our employees has not been separately determined and is not included in the accompanying Consolidated Balance Sheets. We also participate in other health and welfare plans of DIRECTV Group. Our portion of the cost of these benefit plans, allocated from DIRECTV Group, amounted to $16 million in 2007, $15 million in 2006 and $12 million in 2005.

Note 10: Share-Based Payment

         Restricted Stock Units.    The Compensation Committee of DIRECTV Group Board of Directors has granted restricted stock units under The DIRECTV Group, Inc. 2004 Stock Plan and a former plan to certain of our employees and executives. Annual awards are mostly performance-based, with final payments in shares of our Parent's common stock. Final payment can be reduced from the target award amounts based on the company's performance over a three or four year performance period in comparison with pre-established targets.

        During the year ended December 31, 2007, our employees were granted 2.5 million restricted stock units with a weighted average grant-date fair value of $23.69 per share. During the year ended December 31, 2006, our employees were granted 2.7 million restricted stock units with a weighted average grant-date fair value of approximately $13.57 per share. During the year ended December 31, 2005, our employees were granted 2.4 million restricted stock units with a weighted average grant-date fair value of approximately $16.64 per share. The grant date fair value of restricted stock units is based on the closing stock price of our Parent's common stock on the date of grant.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10: Share-Based Payment (Continued)

         Stock Options.    DIRECTV Group Compensation Committee has also granted stock options to acquire our Parent's common stock to certain of our employees and executives. The exercise price of options granted is equal to at least 100% of the fair market value of the common stock on the date the options were granted. These nonqualified options generally vest over one to five years, expire ten years from date of grant and are subject to earlier termination under certain conditions. During the year ended December 31, 2007, our employees were granted 1.2 million stock options with a grant-date fair value of approximately $8.27 per share. No stock options were granted to our employees during 2006 or 2005. The grant date fair value of common stock options is determined by our Parent using the Black-Scholes valuation model.

        The following table presents amounts recorded related to share-based compensation for the years ended December 31:

	2007	2006	2005
	(Dollars in Millions)
Share-based compensation expense recognized	$41	$34	$27
Tax benefits associated with share-based compensation expense	16	13	10
Actual tax benefits realized for the deduction of share-based compensation expense	19	13	6

        As of December 31, 2007, there was $58 million of unrecognized compensation costs related to unvested restricted stock units and stock options, which we expect to recognize as follows: $31 million in 2008, $21 million in 2009 and $6 million in 2010.

        As of December 31, 2007 our employees held 16.4 million stock options and 7.8 million restricted stock units.

Note 11: Related-Party Transactions

        In the ordinary course of our operations, we enter into related-party transactions with DIRECTV Group, News Corporation, their affiliates, and companies in which we hold equity method investments.

         DIRECTV Group and affiliates.    We determine our income taxes based upon our tax sharing agreement with DIRECTV Group, which generally provides that the current income tax liability or receivable be computed as if we were a separate taxpayer. Payments made to our Parent under this tax sharing arrangement were $709 million in 2007, $727 million in 2006 and $36 million in 2005. We receive an allocation of employee benefit expenses from The DIRECTV Group. We believe that our consolidated financial statements reflect our cost of doing business in accordance with Securities and Exchange Commission Staff Accounting Bulleting No. 55, "Allocation of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity."

        We paid dividends to our Parent in the amounts of $1,050 million in 2007 and $300 million in 2006. These dividends were from available cash and cash equivalents. Interest expense incurred related to $875 million borrowed from DIRECTV Group was $7 million in 2005. During 2005, we repaid the $875 million borrowing and received a $538 million capital contribution from DIRECTV Group in conjunction with our debt refinancing. See Note 7 for further discussion of the debt refinancing.

        During 2005, DIRECTV Group contributed to us certain SPACEWAY satellite assets at its cost in the amount of $27 million, which we recorded as a capital contribution.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11: Related-Party Transactions (Continued)

         News Corporation and affiliates.    News Corporation and its affiliates are considered related parties because, as of December 31, 2007, it owned approximately 41% of our Parent's outstanding common stock. Companies in which our Parent holds equity method investments are also considered related parties, which include HNS LLC from April 22, 2005 until the investment was sold in January 2006. We have the following types of contractual arrangements with News Corporation entities: purchase of programming, products and advertising; license of certain intellectual property, including patents; purchase of system access products, set-top receiver software and support services; sale of advertising space and purchase of employee services; and use of facilities. The majority of payments under contractual arrangements with News Corporation entities relate to multi-year programming contracts. Payments under these contracts are typically subject to annual rate increases and are based on the number of subscribers receiving the related programming.

        The following table summarizes related-party transactions for the years ended December 31:

	2007	2006	2005
	(Dollars in Millions)
Sales:
News Corporation and affiliates	$17	$22	$18
DIRECTV Group and affiliates	—	1	5

Total	$17	$23	$23

Purchases:
News Corporation and affiliates	$835	$740	$652
DIRECTV Group and affiliates	1	—	15
Other	23	10	9

Total	$859	$750	$676

        The following table sets forth the amount of accounts receivable from and accounts payable to related-parties as of December 31:

	2007	2006
	(Dollars in Millions)
Accounts receivable	$20	$10

Accounts payable:
News Corporation and affiliates	$207	$156
DIRECTV Group and affiliates	22	24
Other	41	23

Total	$270	$203

        The accounts receivable balances as of December 31, 2007 and December 31, 2006 are primarily related to affiliates of News Corporation. Accounts receivable as of December 31, 2007 includes $11 million for costs incurred on behalf of a News Corporation entity, which will be reimbursed pursuant to a reimbursement agreement.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12: Commitments and Contingencies

  Commitments

        At December 31, 2007, minimum future commitments under noncancelable operating leases having lease terms in excess of one year were primarily for real property and aggregated $132 million, payable as follows: $32 million in 2008, $21 million in 2009, $19 million in 2010, $20 million in 2011, $21 million in 2012 and $19 million thereafter. Certain of these leases contain escalation clauses and renewal or purchase options, which we have not considered in the amounts disclosed. Rental expense under operating leases was $52 million for the year ended December 31, 2007, $49 million for the year ended December 31, 2006 and $46 million for the year ended December 31, 2005.

        At December 31, 2007, our minimum payments under agreements to purchase broadcast programming, and the purchase of services that we have outsourced to third parties, such as billing services, satellite telemetry, tracking and control, satellite construction, and launch contracts and broadcast center services aggregate $4,733 million, payable as follows: $1,253 million in 2008, $1,247 million in 2009, $1,142 million in 2010, $727 million in 2011, $199 million in 2012 and $165 million thereafter.

        At December 31, 2007, other long-term obligations totaling $325 million are payable approximately as follows: $76 million in 2008, $83 million in 2009, $86 million in 2010, $50 million in 2011, $5 million in 2012 and $25 million thereafter. These amounts are recorded in "Accounts payable and accrued liabilities" and "Other liabilities and deferred credits" in our Consolidated Balance Sheets.

        As part of an amended arrangement with Telesat Canada, a Canadian telecommunications and broadcast services company, we agreed to provide Telesat the use of three of our satellites, beginning in 2004, which were previously used as in-orbit spares, through the end of their useful lives and in return, Telesat agreed to allow us to use its 72.5° west longitude, or WL, orbital location through 2009. As part of these transactions, we recorded a $219 million 72.5° WL orbital license intangible asset and an accrual for deferred lease revenues of $117 million. We are amortizing the 72.5° WL orbital license intangible asset over an approximate five year period ending in 2009 and are recognizing the deferred lease revenues in "Revenues" in the Consolidated Statements of Operations over an approximate two year period ending in the first quarter of 2009.

  Contingencies

        Litigation.    Litigation is subject to uncertainties and the outcome of individual litigated matters is not predictable with assurance. Various legal actions, claims and proceedings are pending against us arising in the ordinary course of business. We have established loss provisions for matters in which losses are probable and can be reasonably estimated. Some of the matters may involve compensatory, punitive, or treble damage claims, or demands that if granted, could require us to pay damages or make other expenditures in amounts that could not be estimated at December 31, 2007. After discussion with counsel representing us in those actions, it is the opinion of management that such litigation is not expected to have a material adverse effect on our consolidated results of operations or financial position.

         Finisar Corporation.    On April 4, 2005, Finisar Corporation filed a patent infringement action in the United States District Court for the Eastern District of Texas (Beaumont) alleging that DIRECTV Group, DIRECTV Holdings LLC, DIRECTV Enterprises, LLC, DIRECTV Operations, LLC, DIRECTV, Inc., and DTV Network Systems, Inc. infringed U.S. Patent No. 5,404,505. On June 23,

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12: Commitments and Contingencies (Continued)

2006, the jury determined that we willfully infringed this patent and awarded approximately $79 million in damages. On July 7, 2006, the Court entered its final written judgment which denied Finisar's request for an injunction and instead granted DIRECTV an ongoing royalty. Under this grant, we would be obligated to pay Finisar $1.60 per new set-top box manufactured for use with the DIRECTV system beginning June 17, 2006 and continuing until the patent expires in 2012 or is otherwise found to be invalid. The Court also increased the damages award by $25 million because of the jury finding of willful infringement and awarded pre-judgment interest of $13 million to Finisar. Post-judgment interest accrues on the total judgment.

        We filed a notice of appeal to the Court of Appeals for the Federal Circuit on October 5, 2006, and Finisar also filed a notice of appeal on October 18, 2006. A bond was submitted to the District Court in the amount of $127 million as required security for the damages awarded but not yet paid pending appeal plus interest for the anticipated duration of the appeal. We were successful in obtaining an order that post-judgment ongoing royalties shall be held in escrow pending outcome of the appeal. Through December 31, 2007, the ongoing royalties amounted to $33 million, which has been paid into escrow. Oral arguments on the appeal and cross-appeal were heard by the Court on January 7, 2008.

        Based on our review of the record in this case, including discussion with and analysis by counsel of the bases for our appeal, we have determined that we have a number of strong arguments available on appeal and, although there can be no assurance as to the ultimate outcome, we are confident that the judgment against us will ultimately be reversed, or remanded for a new trial in which we believe we would prevail. As a result, we have concluded that it is not probable that Finisar will ultimately prevail in this matter; therefore, we have not recorded any liability for this judgment nor are we recording any expense for the ongoing royalty.

  Satellites

        We may purchase in-orbit and launch insurance to mitigate the potential financial impact of satellite launch and in-orbit failures if the premium costs are considered economic relative to the risk of satellite failure. The insurance generally covers the unamortized book value of covered satellites. We do not insure against lost revenues in the event of a total or partial loss of the capacity of a satellite. We generally rely on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact a satellite failure could have on our ability to provide service. At December 31, 2007, the net book value of in-orbit satellites was $1,556 million, of which $1,337 million was uninsured.

         Other.    As of December 31, 2007, included in "Investments and other assets" in the Consolidated Balance Sheets is a receivable for $34 million of the $57 million rebate that we can earn from Thomson by purchasing at least $4 billion of set-top receivers through June 2010. We have accrued this receivable based on our assessment that achievement of the minimum purchase requirement is both probable and reasonably estimable. On a quarterly basis, we assess the probability of earning the rebate over the contract term. If we subsequently determine that it is no longer probable that we will earn the rebate, we would be required to reverse the amount of the rebate earned to date as a charge to the Consolidated Statements of Operations at the time such determination is made. In connection with this agreement, we received approximately $200 million in cash in 2004 which has been deferred to "Unearned subscriber revenue and deferred credits" and "Other liabilities and deferred credits" in our Consolidated Balance Sheets and is recognized as a pro-rata reduction to the cost of set-top receivers purchased from Thomson.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13: Condensed Consolidating Financial Statements

        The following presents the condensed consolidating statements of operations for the years ended December 31, 2007, 2006 and 2005, the condensed consolidating balance sheets as of December 31, 2007 and 2006, and the condensed consolidating statements of cash flows for the years ended December 31, 2007, 2006 and 2005 of DIRECTV Holdings together with DIRECTV Financing Co., Inc., or the Co-Issuers, and each of DIRECTV Holdings' material subsidiaries (other than DIRECTV Financing), or the Guarantor Subsidiaries, and the eliminations necessary to present DIRECTV Holdings' financial statements on a consolidated basis. Prior year amounts have been revised to conform to the current presentation. These condensed consolidating financial statements should be read in conjunction with the accompanying consolidated financial statements of DIRECTV Holdings.

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2007

	Co-Issuers	Guarantor Subsidiaries	Eliminations	DIRECTV Holdings Consolidated
	(Dollars in Millions)
Revenues	$67	$15,527	$(67)	$15,527
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	—	6,681	—	6,681
Subscriber service expenses	—	1,137	—	1,137
Broadcast operations expenses	—	216	—	216
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	—	1,901	—	1,901
Upgrade and retention costs	—	958	—	958
General and administrative expenses	—	851	(67)	784
Depreciation and amortization expense	—	1,448	—	1,448

Total operating costs and expenses	—	13,192	(67)	13,125

Operating profit	67	2,335	—	2,402
Equity in income of consolidated subsidiaries	1,394	—	(1,394)	—
Interest income	69	—	—	69
Interest expense	(193)	(23)	—	(216)
Other, net	—	(5)	—	(5)

Income before income taxes	1,337	2,307	(1,394)	2,250
Income tax benefit (expense)	22	(913)	—	(891)

Net income	$1,359	$1,394	$(1,394)	$1,359

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13: Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2006

	Co-Issuers	Guarantor Subsidiaries	Eliminations	Consolidated
	(Dollars in Millions)
Revenues	$—	$13,744	$—	$13,744
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	—	5,830	—	5,830
Subscriber service expenses	—	1,057	—	1,057
Broadcast operations expenses	—	179	—	179
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	—	1,844	—	1,844
Upgrade and retention costs	—	852	—	852
General and administrative expenses	—	761	—	761
Depreciation and amortization expense	—	873	—	873

Total operating costs and expenses	—	11,396	—	11,396

Operating profit	—	2,348	—	2,348
Equity in income of consolidated subsidiaries	1,430	—	(1,430)	—
Interest income	69	—	—	69
Interest expense	(189)	(29)	—	(218)
Other, net	—	(4)	—	(4)

Income before income taxes	1,310	2,315	(1,430)	2,195
Income tax expense	46	(885)	—	(839)

Net income	$1,356	$1,430	$(1,430)	$1,356

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13: Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2005

	Co-Issuers	Guarantor Subsidiaries	Eliminations	DIRECTV Holdings Consolidated
	(Dollars in Millions)
Revenues	$689	$12,216	$(689)	$12,216
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	579	5,159	(688)	5,050
Subscriber service expenses	—	935	—	935
Broadcast operations expenses	—	146	—	146
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	—	2,676	—	2,676
Upgrade and retention costs	—	1,106	—	1,106
General and administrative expenses	1	803	(1)	803
Depreciation and amortization expense	—	698	—	698

Total operating costs and expenses	580	11,523	(689)	11,414

Operating profit	109	693	—	802
Equity in income of consolidated subsidiaries	390	—	(390)	—
Interest income	26	—	—	26
Interest expense	(175)	(52)	—	(227)
Other, net	(66)	(2)	—	(68)

Income before income taxes	284	639	(390)	533
Income tax expense	41	(249)	—	(208)

Net income	$325	$390	$(390)	$325

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13: Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Balance Sheet
As of December 31, 2007

	Co-Issuers	Guarantor Subsidiaries	Eliminations	DIRECTV Holdings Consolidated
	(Dollars in Millions)
ASSETS
Total current assets	$865	$1,763	$(81)	$2,547
Satellites, net	—	2,030	—	2,030
Property and equipment, net	—	3,230	—	3,230
Goodwill	1,828	1,204	—	3,032
Intangible assets, net	—	1,223	—	1,223
Other assets	6,126	490	(6,381)	235

Total assets	$8,819	$9,940	$(6,462)	$12,297

LIABILITIES AND OWNER'S EQUITY
Total current liabilities	$132	$2,865	$(81)	$2,916
Long-term debt	3,347	—	—	3,347
Deferred income taxes	—	559	(223)	336
Other liabilities and deferred credits	600	958	(600)	958
Owner's equity
Capital stock and additional paid-in capital	2,782	4,420	(4,420)	2,782
Retained earnings	1,958	1,138	(1,138)	1,958

Total owner's equity	4,740	5,558	(5,558)	4,740

Total liabilities and owner's equity	$8,819	$9,940	$(6,462)	$12,297

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13: Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Balance Sheet
As of December 31, 2006

	Co-Issuers	Guarantor Subsidiaries	Eliminations	DIRECTV Holdings Consolidated
	(Dollars in Millions)
ASSETS
Total current assets	$1,398	$1,519	$(8)	$2,909
Satellites, net	—	2,000	—	2,000
Property and equipment, net	—	2,026	—	2,026
Goodwill	1,828	1,204	—	3,032
Intangible assets, net	—	1,546	—	1,546
Other assets	4,585	150	(4,561)	174

Total assets	$7,811	$8,445	$(4,569)	$11,687

LIABILITIES AND OWNER'S EQUITY
Total current liabilities	$28	$2,651	$(8)	$2,671
Long-term debt	3,395	—	—	3,395
Deferred income taxes	—	417	(177)	240
Other liabilities and deferred credits	—	993	—	993
Owner's equity
Capital stock and additional paid-in capital	3,786	4,637	(4,637)	3,786
Retained earnings (deficit)	602	(253)	253	602

Total owner's equity	4,388	4,384	(4,384)	4,388

Total liabilities and owner's equity	$7,811	$8,445	$(4,569)	$11,687

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13: Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2007

	Co-Issuers	Guarantor Subsidiaries	DIRECTV Holdings Consolidated
	(Dollars in Millions)
Cash flows from operating activities
Net cash provided by operating activities	$496	$2,413	$2,909

Cash flows from investing activities
Cash paid for property and equipment	—	(621)	(621)
Cash paid for subscriber leased equipment-subscriber acquisition	—	(762)	(762)
Cash paid for subscriber leased equipment-upgrade and retention	—	(774)	(774)
Cash paid for satellites	—	(169)	(169)
Other	—	(9)	(9)

Net cash used in investing activities	—	(2,335)	(2,335)

Cash flows from financing activities
Repayment of long-term debt	(10)	—	(10)
Repayment of other long-term obligations	—	(72)	(72)
Cash dividend to Parent	(1,050)	—	(1,050)
Excess tax benefit from share-based compensation	—	4	4

Net cash used in financing activities	(1,060)	(68)	(1,128)

Net (decrease) increase in cash and cash equivalents	(564)	10	(554)
Cash and cash equivalents at beginning of the year	1,354	2	1,356

Cash and cash equivalents at the end of the year	$790	$12	$802

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13: Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2006

	Co-Issuers	Guarantor Subsidiaries	DIRECTV Holdings Consolidated
	(Dollars in Millions)
Cash flows from operating activities
Net cash provided by operating activities	$497	$1,845	$2,342

Cash flows from investing activities
Cash paid for property and equipment	—	(504)	(504)
Cash paid for subscriber leased equipment-subscriber acquisition.	—	(599)	(599)
Cash paid for subscriber leased equipment-upgrade and retention	—	(473)	(473)
Cash paid for satellites	—	(222)	(222)
Proceeds from sale of property	—	12	12
Other	—	7	7

Net cash used in investing activities	—	(1,779)	(1,779)

Cash flows from financing activities
Repayment of long-term debt	(8)	—	(8)
Repayment of other long-term obligations	—	(67)	(67)
Cash dividend to Parent	(300)	—	(300)
Excess tax benefit from share-based compensation	—	3	3

Net cash used in financing activities	(308)	(64)	(372)

Net increase in cash and cash equivalents	189	2	191
Cash and cash equivalents at beginning of the year	1,165	—	1,165

Cash and cash equivalents at the end of the year	$1,354	$2	$1,356

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13: Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2005

	Co-Issuers	Guarantor Subsidiaries	DIRECTV Holdings Consolidated
	(Dollars in Millions)
Cash flows from operating activities
Net cash provided by (used in) operating activities	$(385)	$1,668	$1,283

Cash flows from investing activities
Cash paid for property and equipment	—	(381)	(381)
Cash paid for satellites	—	(367)	(367)
Cash paid for acquired assets	—	(3)	(3)
Proceeds from sale of property	—	1	1

Net cash used in investing activities	—	(750)	(750)

Cash flows from financing activities
Cash proceeds from financing transactions	3,003	—	3,003
Cash contribution from Parent	538	—	538
Repayment of debt	(2,002)	—	(2,002)
Repayment of borrowing from Parent	(875)	—	(875)
Borrowings from (loans to) related parties	875	(875)	—
Repayment of other long-term obligations	—	(63)	(63)
Debt issuance costs	(4)	—	(4)

Net cash provided by (used in) financing activities	1,535	(938)	597

Net increase (decrease) in cash and cash equivalents	1,150	(20)	1,130
Cash and cash equivalents at beginning of the year	15	20	35

Cash and cash equivalents at the end of the year	$1,165	$—	$1,165

DIRECTV Holdings LLC—Unaudited Financial Statements

SUPPLEMENTARY DATA

Selected Quarterly Data (Unaudited)	1st	2nd	3rd	4th
	(Dollars in Millions)
2007 Quarters
Revenues	$3,539	$3,726	$3,885	$4,377
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	1,483	1,513	1,657	2,028
Subscriber service expenses	280	281	291	285
Broadcast operations expenses	52	53	56	55
Selling, general and administrative expenses exclusive of depreciation and amortization expense
Subscriber acquisition costs	432	447	498	524
Upgrade and retention costs	226	197	268	267
General and administrative expenses	197	173	199	215
Depreciation and amortization expense	303	340	378	427

Total operating costs and expenses	2,973	3,004	3,347	3,801

Operating profit	566	722	538	576
Interest income	21	23	16	9
Interest expense	(52)	(54)	(56)	(54)
Other, net	(2)	1	1	(5)

Income before income taxes	533	692	499	526
Income tax expense	(208)	(276)	(198)	(209)

Net income	$325	$416	$301	$317

2006 Quarters
Revenues	$3,193	$3,319	$3,403	$3,829
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	1,331	1,315	1,417	1,767
Subscriber service expenses	237	255	286	279
Broadcast operations expenses	42	46	44	47
Selling, general and administrative expenses exclusive of depreciation and amortization expense
Subscriber acquisition costs	568	401	432	443
Upgrade and retention costs	293	144	208	207
General and administrative expenses	178	180	193	210
Depreciation and amortization expense	182	203	226	262

Total operating costs and expenses	2,831	2,544	2,806	3,215

Operating profit	362	775	597	614
Interest income	14	18	17	20
Interest expense	(56)	(54)	(53)	(55)
Other, net	—	(2)	—	(2)

Income before income taxes	320	737	561	577
Income tax expense	(122)	(282)	(214)	(221)

Net income	$198	$455	$347	$356

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(Dollars in Millions)
Revenues	$4,196	$3,726	$8,245	$7,265
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	1,692	1,513	3,375	2,996
Subscriber service expenses	269	281	543	561
Broadcast operations expenses	65	53	126	105
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	507	447	1,037	879
Upgrade and retention costs	209	197	464	423
General and administrative expenses	236	173	425	370
Depreciation and amortization expense	501	340	965	643

Total operating costs and expenses	3,479	3,004	6,935	5,977

Operating profit	717	722	1,310	1,288
Interest income	13	23	22	44
Interest expense	(73)	(54)	(128)	(106)
Other, net	1	1	1	(1)

Income before income taxes	658	692	1,205	1,225
Income tax expense	(256)	(276)	(471)	(484)

Net income	$402	$416	$734	$741

The accompanying notes are an integral part of these Consolidated Financial Statements.

DIRECTV HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2008	December 31, 2007
	(Dollars in Millions)
ASSETS
Current assets
Cash and cash equivalents	$1,337	$802
Accounts receivable, net of allowances of $47 and $39	1,191	1,387
Inventories	197	187
Deferred income taxes	37	29
Prepaid expenses and other	186	142

Total current assets	2,948	2,547
Satellites, net	2,046	2,030
Property and equipment, net	3,268	3,230
Goodwill	3,032	3,032
Intangible assets, net	1,047	1,223
Other assets	205	235

Total assets	$12,546	$12,297

LIABILITIES AND OWNER'S EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,152	$2,548
Unearned subscriber revenue and deferred credits	342	320
Current portion of long-term debt	83	48

Total current liabilities	2,577	2,916
Long-term debt	5,784	3,347
Deferred income taxes	414	336
Other liabilities and deferred credits	865	958
Commitments and contingencies
Owner's equity
Capital stock and additional paid-in capital	2,814	2,782
Retained earnings	92	1,958

Total owner's equity	2,906	4,740

Total liabilities and owner's equity	$12,546	$12,297

The accompanying notes are an integral part of these Consolidated Financial Statements.

DIRECTV HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2008	2007
	(Dollars in Millions)
Cash Flows from Operating Activities
Net income	$734	$741
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	965	643
Amortization of deferred revenues and deferred credits	(50)	(31)
Deferred income taxes	74	51
Other	28	22
Change in other operating assets and liabilities
Accounts receivable	196	199
Inventories	(10)	(54)
Prepaid expenses and other	(45)	(37)
Accounts payable and accrued liabilities	(419)	(247)
Unearned subscriber revenue and deferred credits	22	69
Other, net	56	34

Net cash provided by operating activities	1,551	1,390

Cash Flows from Investing Activities
Cash paid for property and equipment	(219)	(322)
Cash paid for subscriber leased equipment—subscriber acquisitions	(281)	(359)
Cash paid for subscriber leased equipment—upgrade and retention	(245)	(382)
Cash paid for satellites	(77)	(112)
Other	4	(1)

Net cash used in investing activities	(818)	(1,176)

Cash Flows from Financing Activities
Cash proceeds from debt issuance	2,490	—
Debt issuance costs	(19)	—
Repayment of long-term debt	(18)	(5)
Repayment of other long-term obligations	(58)	(35)
Cash dividends to Parent	(2,600)	—
Excess tax benefit from share-based compensation	7	4

Net cash used in financing activities	(198)	(36)

Net increase in cash and cash equivalents	535	178
Cash and cash equivalents at beginning of the period	802	1,356

Cash and cash equivalents at the end of the period	$1,337	$1,534

Supplemental cash flow information
Cash paid for interest	$107	$104
Cash paid for income taxes	407	376

The accompanying notes are an integral part of these Consolidated Financial Statements.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1: Basis of Presentation

        DIRECTV Holdings LLC is a wholly-owned subsidiary of The DIRECTV Group, Inc. and consists of DIRECTV Enterprises, LLC and its wholly-owned subsidiaries and DIRECTV Financing Co., Inc. We sometimes refer to DIRECTV Holdings LLC as DIRECTV Holdings, DIRECTV, we or us and sometimes refer to The DIRECTV Group, Inc. as The DIRECTV Group or Parent.

        On February 27, 2008, Liberty Media Corporation, or Liberty Media, and News Corporation completed a transaction in which Liberty Media acquired News Corporation's approximately 41% interest in our Parent, which we refer to as the Liberty Transaction. Currently, Liberty Media owns approximately 49% of our Parent's outstanding common stock, however Liberty Media has agreed to limit its voting rights to approximately 47.9%. See The DIRECTV Group's Current Report on Form 8-K filed with the Securities Exchange Commission, or SEC, on May 7, 2008 for further discussion of this agreement.

        We have prepared the accompanying unaudited consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, for interim financial reporting. In the opinion of management, all adjustments (consisting only of normal recurring items) that are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. For further information, refer to the consolidated financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 27, 2008, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 7, 2008 and all of our other filings, including Current Reports on Form 8-K, filed with the SEC after such date and through the date of this report.

Note 2: Accounting Changes and New Accounting Standards

  Accounting Changes

        On January 1, 2008 we adopted Statement of Financial Accounting Standards, or SFAS, No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS No. 159 permits, but does not require, companies to report at fair value the majority of recognized financial assets, financial liabilities and firm commitments. Under this standard, unrealized gains and losses on items for which the fair value option is elected are reported in earnings at each subsequent reporting date. Our adoption of SFAS No. 159 did not have any effect on our consolidated results of operations or financial position, as we have not elected to report subject instruments at fair value.

        On January 1, 2008 we adopted SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, sets out a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements of assets and liabilities to include disclosure about inputs used in the determination of fair value using the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 2: Accounting Changes and New Accounting Standards (Continued)

        SFAS No. 157 applies under other accounting pronouncements previously issued by the FASB that require or permit fair value measurements. Our adoption of SFAS No. 157 did not have any effect on our consolidated results of operations or financial position.

        On January 1, 2008 we adopted Emerging Issues Task Force, or EITF, Issue No. 06-1, "Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the Service Provider." EITF No. 06-1 provides guidance to service providers regarding the proper reporting of consideration given to manufacturers or resellers of equipment necessary for an end-customer to receive its services. Depending on the circumstances, such consideration is reported as either an expense or a reduction of revenues. Our adoption of EITF No. 06-1 did not have any effect on our consolidated results of operations or financial position.

New Accounting Standards

        In December 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51." SFAS No. 160 establishes standards of accounting and reporting of noncontrolling interests in subsidiaries, currently known as minority interests, in consolidated financial statements, provides guidance on accounting for changes in the parent's ownership interest in a subsidiary and establishes standards of accounting of the deconsolidation of a subsidiary due to the loss of control. SFAS No.160 requires an entity to present minority interests as a component of equity. Additionally, SFAS No. 160 requires an entity to present net income and consolidated comprehensive income attributable to the parent and the minority interest separately on the face of the consolidated financial statements. We are currently assessing the effect SFAS No. 160 will have on our consolidated results of operations and financial position when adopted, as required, on January 1, 2009.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." SFAS No. 141R requires the acquiring entity to recognize and measure at an acquisition date fair value all identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree. The Statement recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141R requires disclosures about the nature and financial effect of the business combination and also changes the accounting for certain income tax assets recorded in purchase accounting. We are currently assessing the effect SFAS No. 141R will have on our consolidated results of operations and financial position when adopted, as required, on January 1, 2009.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 3: Intangible Assets

        The following table sets forth the amounts recorded for intangible assets as of the periods presented:

		June 30, 2008			December 31, 2007
	Estimated Useful Lives (years)
		Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
		(Dollars in Millions)
Orbital slots	Indefinite	$432		$432	$432		$432
72.5° WL Orbital license	5	219	$160	59	219	$140	79
Subscriber related	5 - 10	1,348	988	360	1,348	860	488
Dealer network	15	130	75	55	130	71	59
Distribution rights	7	334	193	141	334	169	165

Total intangible assets		$2,463	$1,416	$1,047	$2,463	$1,240	$1,223

        The following table sets forth amortization expense for intangible assets for each of the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(Dollars in Millions)
Amortization expense	$88	$88	$176	$177

        Estimated amortization expense for intangible assets in each of the next five years and thereafter is as follows: $176 million for the remainder of 2008, $289 million in 2009, $90 million in 2010, $34 million in 2011, $10 million in 2012 and $16 million thereafter.

Note 4: Borrowings

        The following table sets forth our outstanding borrowings:

	Interest Rates at June 30, 2008	June 30, 2008	December 31, 2007
		(Dollars in Millions)
8.375% senior notes due in 2013	8.375%	$910	$910
6.375% senior notes due in 2015	6.375%	1,000	1,000
7.625% senior notes due in 2016	7.625%	1,500	—
Senior secured credit facility, net of unamortized discount of $10 million as of June 30, 2008	4.348%	2,455	1,483
Other debt	—	2	2

Total debt		5,867	3,395
Less: current portion of long-term debt		83	48

Long-term debt		$5,784	$3,347

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 4: Borrowings (Continued)

2008 Financing Transactions

        In May 2008, we completed financing transactions that included the issuance of senior notes and an amendment to our existing senior secured credit facility as discussed below. We incurred $20 million of debt issuance costs in connection with these transactions.

        We issued $1,500 million in senior notes due in 2016 in a private placement transaction. The eight-year notes bear interest at 7.625%. Principal on the senior notes is payable upon maturity, while interest is payable semi-annually commencing November 15, 2008. The senior notes have been fully and unconditionally guaranteed, jointly and severally, by substantially all of our current and certain of our future domestic subsidiaries on a senior unsecured basis. Pursuant to a registration rights agreement with the initial purchasers of the senior notes, we have agreed to use our reasonable best efforts to cause to become effective a registration statement, whereby all holders of the original notes can elect to exchange their existing notes for registered notes with identical terms, except that the registered notes will be registered under the Securities Act of 1933, as amended and will not bear the legends restricting their transfer. We expect to complete the registration process of the 7.625% senior notes during the second half of 2008.

        We also amended our senior secured credit facility to include a new $1,000 million Term Loan C, which was issued at a 1% discount, resulting in $990 million of proceeds. Initially, borrowings under Term Loan C bear interest at 5.25%, however the rate is variable based on changes in the London InterBank Offered Rate, or LIBOR. The interest rate may be increased or decreased under certain conditions. The Term Loan C has a final maturity of April 13, 2013, and prior to that date we will make quarterly principal payments totaling 1% annually beginning on September 30, 2008. The senior secured credit facility is secured by substantially all of our assets and the assets of its current and certain of its future domestic subsidiaries and is fully and unconditionally guaranteed, jointly and severally by substantially all of our current and certain of our future domestic subsidiaries.

        In June 2008, we paid a $2.5 billion cash dividend to our Parent using the proceeds from the May 2008 financing transactions.

Notes Payable

        The 8.375% senior notes and the 6.375% senior notes are registered under the Securities Act of 1933, as amended.

        The fair value of our 8.375% senior notes was approximately $936 million at June 30, 2008 and approximately $948 million at December 31, 2007. The fair value of our 6.375% senior notes was approximately $940 million at June 30, 2008 and approximately $962 million at December 31, 2007. The fair value of our 7.625% senior notes was approximately $1,478 million at June 30, 2008. We calculated the fair values based on quoted market prices of our senior notes, which is a Level 1 input under SFAS No. 157, on those dates.

        Our notes payable and senior secured credit facility mature as follows: $35 million in the remainder of 2008, $108 million in 2009, $308 million in 2010, $108 million in 2011, $20 million in 2012 and $5,296 million thereafter. These amounts do not reflect potential prepayments that may be required under our senior secured credit facility, which could result from a computation that we may

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 4: Borrowings (Continued)

be required to make at each year end under the credit agreement. We were not required to make a prepayment for the year ended December 31, 2007. The amount of interest accrued related to our outstanding debt was $45 million at June 30, 2008 and $26 million at December 31, 2007.

         Covenants and Restrictions.    The senior secured credit facility requires us to comply with certain financial covenants. The senior notes and the senior secured credit facility also include covenants that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) merge or consolidate with another entity, (vi) sell, assign, lease or otherwise dispose of all or substantially all of our assets, and (vii) make voluntary prepayments of certain debt, in each case subject to exceptions as provided in the credit agreement and senior notes indentures. Should we fail to comply with these covenants, all or a portion of our borrowings under the senior notes and senior secured credit facility could become immediately payable and our revolving credit facility could be terminated. At June 30, 2008, we were in compliance with all such covenants. The senior notes and senior secured credit facility also provide that the borrowings may be required to be prepaid if certain change-in-control events occur.

Note 5: Contingencies

  Litigation

        Litigation is subject to uncertainties and the outcome of individual litigated matters is not predictable with assurance. Various legal actions, claims and proceedings are pending against us arising in the ordinary course of business. We have established loss provisions for matters in which losses are probable and can be reasonably estimated. Some of the matters may involve compensatory, punitive, or treble damage claims, or demands that, if granted, could require us to pay damages or make other expenditures in amounts that could not be estimated at June 30, 2008. After discussion with counsel representing us in those actions, it is the opinion of management that such litigation is not expected to have a material adverse effect on our consolidated results of operations or financial position.

         Finisar Corporation.    As previously reported, we filed a notice of appeal to the Court of Appeals for the Federal Circuit on October 5, 2006 from a jury determination that The DIRECTV Group, Inc. and certain of its subsidiaries, including DIRECTV Holdings, willfully infringed a patent owned by Finisar Corporation and an award by the jury of approximately $79 million in damages. The trial court increased the damages award by $25 million because of the jury finding of willful infringement and awarded pre-judgment interest of $13 million to Finisar. We were also ordered to pay into escrow $1.60 per new set-top receiver manufactured for use with the DIRECTV system beginning June 17, 2006 and continuing until the patent expires in 2012 or was otherwise found to be invalid.

        On April 18, 2008, the Court of Appeals vacated (set aside) the verdict of infringement, and sent the case back to the district court for further proceedings and possible retrial on a limited number of claims. The Court of Appeals, ruled that the lower court had used erroneous interpretations of certain important terms in the patent claims. Thus, the district court must now determine whether there is any infringement using the correct interpretations, which are the ones we originally suggested. Regarding our defenses of invalidity, the Court of Appeals found that one of the principal independent claims of the patent is clearly anticipated by the prior art we presented. The Court of Appeals then remanded

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 5: Contingencies (Continued)

the question of validity for the remaining claims back to the district court for further consideration in view of this invalidity ruling. The Court of Appeals also reversed the verdict of willful infringement, and affirmed earlier rulings of the district court that held several additional claims to be invalid. Through the date of the vacated verdict, the ongoing royalties amounted to $37 million, which had been paid into escrow. On May 2, 2008, Finisar filed a petition for rehearing by the Court of Appeals, which was denied on May 29, 2008. By agreement of the parties and subject to an Order of the district court, the appeal bond has been terminated, and the escrowed royalties were returned to us (with interest) on June 10, 2008.

  Satellites

        We may purchase in-orbit and launch insurance to mitigate the potential financial impact of satellite launch and in-orbit failures if the premium costs are considered economic relative to the risk of satellite failure. The insurance generally covers the unamortized book value of covered satellites. We do not insure against lost revenues in the event of a total or partial loss of the capacity of a satellite. We generally rely on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact a satellite failure could have on our ability to provide service. At June 30, 2008, the net book value of in-orbit satellites was $1,743 million of which $1,534 million was uninsured.

  Other

        In July 2008, we amended our agreement with Thomson such that the amount of the rebate we can earn from the purchase of set-top receivers was reduced from $57 million to $42 million and in return, we are no longer required to purchase $4 billion in set-top receivers over the contract term. We continue to be obligated to grant Thomson a portion of all set-top receiver purchases. As of June 30, 2008, included in "Investments and other assets" in the Consolidated Balance Sheets is a receivable for $34 million related to this agreement.

Note 6: Related Party Transactions

        In the ordinary course of our operations, we enter into transactions with related parties as discussed below.

The DIRECTV Group and affiliates

        We determine our income taxes based upon our tax sharing agreement with The DIRECTV Group, which generally provides that the current income tax liability or receivable be computed as if we were a separate taxpayer. Payments made to our Parent under this tax sharing arrangement were $395 million for the six months ended June 30, 2008 and $360 million for the six months ended June 30, 2007. We also receive an allocation of employee benefit expenses from The DIRECTV Group. We believe that our consolidated financial statements reflect our cost of doing business in accordance with SEC Staff Accounting Bulleting No. 55, "Allocation of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity."

        During the six months ended June 30, 2008, we paid $2,600 million in dividends to our Parent from available cash and cash equivalents.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 6: Related Party Transactions (Continued)

Liberty Media, Liberty Global and Discovery Holding Company

        As a result of the completion of the Liberty Transaction, beginning February 27, 2008, transactions with Liberty Media and its affiliates, including its equity method investees may be considered to be related party transactions as Liberty Media currently owns approximately 49% of our Parent's outstanding common stock. Our transactions with Liberty Media and its affiliates consist primarily of the purchase of programming.

        In addition, John Malone, Chairman of the Board of Directors of our Parent and of Liberty Media, has an approximate 31% voting interest in Discovery Holding Company, or Discovery Holding, and an approximate 34% voting interest in Liberty Global Inc., or Liberty Global, and serves as Chairman of both companies, and certain of Liberty Media's management and directors also serve in management or director roles at Discovery Holding or Liberty Global. As a result of this common ownership and management, transactions with Discovery Holding and Liberty Global, and their equity method investees may be considered to be related party transactions. Our transactions with Discovery Holding and Liberty Global consist primarily of purchases of programming created, owned or distributed by Discovery Holding and its subsidiaries and investees.

News Corporation and affiliates

        News Corporation and its affiliates were considered related parties until February 27, 2008, when it transferred its 41% interest in our Parent's common stock to Liberty Media. Accordingly, the following contractual arrangements with News Corporation and its affiliates are considered related party transactions and reported through February 27, 2008: purchase of programming, products and advertising; license of certain intellectual property, including patents; purchase of system access products, set-top receiver software and support services; sale of advertising space; purchase of employee services; and use of facilities.

        The majority of payments under contractual arrangements with Liberty Media, Discovery Holding, Liberty Global and News Corporation entities relate to multi-year programming contracts. Payments under these contracts are typically subject to annual rate increases and are based on the number of subscribers receiving the related programming.

Other

        Companies in which we hold equity method investments are also considered related parties.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 6: Related Party Transactions (Continued)

        The following table summarizes sales to, and purchases from, related parties:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(Dollars in Millions)
Sales:
Liberty Media and affiliates	$10	$—	$12	$—
Discovery Holding, Liberty Global and affiliates	3	—	4	—
News Corporation and affiliates	—	5	2	9

Total	$13	$5	$18	$9

Purchases:
Liberty Media and affiliates	$75	$—	$102	$—
Discovery Holding, Liberty Global and affiliates	49	—	65	—
News Corporation and affiliates	—	207	157	411
Other	10	7	18	11

Total	$134	$214	$342	$422

        The following table sets forth the amount of accounts receivable from and accounts payable to related parties as of:

	June 30, 2008	December 31, 2007
	(Dollars in Millions)
Accounts receivable	$17	$20
Accounts payable	140	270

        The accounts receivable and accounts payable balances as of June 30, 2008 are primarily related to affiliates of Liberty Media and the accounts receivable and accounts payable balances as of December 31, 2007 are primarily related to affiliates of News Corporation.

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 7: Condensed Consolidating Financial Statements

        The following presents the condensed consolidating statements of operations for the three and six months ended June 30, 2008 and 2007, the condensed consolidating balance sheets as of June 30, 2008 and December 31, 2007, and the condensed consolidating statements of cash flows for the six months ended June 30, 2008 and 2007 of DIRECTV Holdings together with DIRECTV Financing Co., Inc., or the Co-Issuers, and each of DIRECTV Holdings' material subsidiaries (other than DIRECTV Financing), or the Guarantor Subsidiaries, and the eliminations necessary to present DIRECTV Holdings' financial statements on a consolidated basis. These condensed consolidating financial statements should be read in conjunction with the accompanying consolidated financial statements of DIRECTV Holdings.

Condensed Consolidating Statement of Operations
For the Three Months Ended June 30, 2008

	Co-Issuers	Guarantor Subsidiaries	Eliminations	DIRECTV Holdings Consolidated
	(Dollars in Millions)
Revenues	$56	$4,196	$(56)	$4,196
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	—	1,692	—	1,692
Subscriber service expenses	—	269	—	269
Broadcast operations expenses	—	65	—	65
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	—	507	—	507
Upgrade and retention costs	—	209	—	209
General and administrative expenses	—	292	(56)	236
Depreciation and amortization expense	—	501	—	501

Total operating costs and expenses	—	3,535	(56)	3,479

Operating profit	56	661	—	717
Equity in income of consolidated subsidiaries	401	—	(401)	—
Interest income	13	—	—	13
Interest expense	(69)	(4)	—	(73)
Other, net	1	—	—	1

Income before income taxes	402	657	(401)	658
Income tax expense	—	(256)	—	(256)

Net income	$402	$401	$(401)	$402

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 7: Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Operations
For the Three Months Ended June 30, 2007

	Co-Issuers	Guarantor Subsidiaries	Eliminations	DIRECTV Holdings Consolidated
	(Dollars in Millions)
Revenues	$—	$3,726	$—	$3,726
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	—	1,513	—	1,513
Subscriber service expenses	—	281	—	281
Broadcast operations expenses	—	53	—	53
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	—	447	—	447
Upgrade and retention costs	—	197	—	197
General and administrative expenses	—	173	—	173
Depreciation and amortization expense	—	340	—	340

Total operating costs and expenses	—	3,004	—	3,004

Operating profit	—	722	—	722
Equity in income of consolidated subsidiaries	431	—	(431)	—
Interest income	23	—	—	23
Interest expense	(47)	(7)	—	(54)
Other, net	—	1	—	1

Income before income taxes	407	716	(431)	692
Income tax benefit (expense)	9	(285)	—	(276)

Net income	$416	$431	$(431)	$416

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 7: Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Operations
For the Six Months Ended June 30, 2008

	Co-Issuers	Guarantor Subsidiaries	Eliminations	DIRECTV Holdings Consolidated
	(Dollars in Millions)
Revenues	$106	$8,245	$(106)	$8,245
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	—	3,375	—	3,375
Subscriber service expenses	—	543	—	543
Broadcast operations expenses	—	126	—	126
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	—	1,037	—	1,037
Upgrade and retention costs	—	464	—	464
General and administrative expenses	—	531	(106)	425
Depreciation and amortization expense	—	965	—	965

Total operating costs and expenses	—	7,041	(106)	6,935

Operating profit	106	1,204	—	1,310
Equity in income of consolidated subsidiaries	728	—	(728)	—
Interest income	22	—	—	22
Interest expense	(119)	(9)	—	(128)
Other, net	—	1	—	1

Income before income taxes	737	1,196	(728)	1,205
Income tax expense	(3)	(468)	—	(471)

Net income	$734	$728	$(728)	$734

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 7: Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Operations
For the Six Months Ended June 30, 2007

	Co-Issuers	Guarantor Subsidiaries	Eliminations	DIRECTV Holdings Consolidated
	(Dollars in Millions)
Revenues	$—	$7,265	$—	$7,265
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	—	2,996	—	2,996
Subscriber service expenses	—	561	—	561
Broadcast operations expenses	—	105	—	105
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	—	879	—	879
Upgrade and retention costs	—	423	—	423
General and administrative expenses	—	370	—	370
Depreciation and amortization expense	—	643	—	643

Total operating costs and expenses	—	5,977	—	5,977

Operating profit	—	1,288	—	1,288
Equity in income of consolidated subsidiaries	771	—	(771)	—
Interest income	44	—	—	44
Interest expense	(93)	(13)	—	(106)
Other, net	—	(1)	—	(1)

Income before income taxes	722	1,274	(771)	1,225
Income tax benefit (expense)	19	(503)	—	(484)

Net income	$741	$771	$(771)	$741

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 7: Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Balance Sheet
As of June 30, 2008

	Co-Issuers	Guarantor Subsidiaries	Eliminations	DIRECTV Holdings Consolidated
	(Dollars in Millions)
ASSETS
Total current assets	$1,375	$1,643	$(70)	$2,948
Satellites, net	—	2,046	—	2,046
Property and equipment, net	—	3,268	—	3,268
Goodwill	1,828	1,204	—	3,032
Intangible assets, net	—	1,047	—	1,047
Other assets	7,219	1,083	(8,097)	205

Total assets	$10,422	$10,291	$(8,167)	$12,546

LIABILITIES AND OWNER'S EQUITY
Total current liabilities	$171	$2,475	$(69)	$2,577
Long-term debt	5,784	—	—	5,784
Deferred income taxes	—	634	(220)	414
Other liabilities and deferred credits	1,561	865	(1,561)	865
Owner's equity
Capital stock and additional paid-in capital	2,814	4,451	(4,451)	2,814
Retained earnings	92	1,866	(1,866)	92

Total owner's equity	2,906	6,317	(6,317)	2,906

Total liabilities and owner's equity	$10,422	$10,291	$(8,167)	$12,546

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 7: Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Balance Sheet
As of December 31, 2007

	Co-Issuers	Guarantor Subsidiaries	Eliminations	DIRECTV Holdings Consolidated
	(Dollars in Millions)
ASSETS
Total current assets	$865	$1,763	$(81)	$2,547
Satellites, net	—	2,030	—	2,030
Property and equipment, net	—	3,230	—	3,230
Goodwill	1,828	1,204	—	3,032
Intangible assets, net	—	1,223	—	1,223
Other assets	6,126	490	(6,381)	235

Total assets	$8,819	$9,940	$(6,462)	$12,297

LIABILITIES AND OWNER'S EQUITY
Total current liabilities	$132	$2,865	$(81)	$2,916
Long-term debt	3,347	—	—	3,347
Deferred income taxes	—	559	(223)	336
Other liabilities and deferred credits	600	958	(600)	958
Owner's equity
Capital stock and additional paid-in capital	2,782	4,420	(4,420)	2,782
Retained earnings	1,958	1,138	(1,138)	1,958

Total owner's equity	4,740	5,558	(5,558)	4,740

Total liabilities and owner's equity	$8,819	$9,940	$(6,462)	$12,297

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 7: Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Cash Flows
For the Six Months Ended June 30, 2008

	Co-Issuers	Guarantor Subsidiaries	DIRECTV Holdings Consolidated
	(Dollars in Millions)
Cash flows from operating activities
Net cash provided by operating activities	$682	$869	$1,551

Cash flows from investing activities
Cash paid for property and equipment	—	(219)	(219)
Cash paid for subscriber leased equipment—subscriber acquisition	—	(281)	(281)
Cash paid for subscriber leased equipment—upgrade and retention	—	(245)	(245)
Cash paid for satellites	—	(77)	(77)
Other	—	4	4

Net cash used in investing activities	—	(818)	(818)

Cash flows from financing activities
Cash proceeds from financing transactions	2,490	—	2,490
Repayment of long-term debt	(18)	—	(18)
Repayment of other long-term obligations	—	(58)	(58)
Cash dividends to Parent	(2,600)	—	(2,600)
Excess tax benefit from share-based compensation	—	7	7
Debt issuance costs	(19)	—	(19)

Net cash used in financing activities	(147)	(51)	(198)

Net increase in cash and cash equivalents	535	—	535
Cash and cash equivalents at beginning of the period	790	12	802

Cash and cash equivalents at the end of the period	$1,325	$12	$1,337

DIRECTV HOLDINGS LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 7: Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Statement of Cash Flows
For the Six Months Ended June 30, 2007

	Co-Issuers	Guarantor Subsidiaries	DIRECTV Holdings Consolidated
	(Dollars in Millions)
Cash flows from operating activities
Net cash provided by operating activities	$180	$1,210	$1,390

Cash flows from investing activities
Cash paid for property and equipment	—	(322)	(322)
Cash paid for subscriber leased equipment—subscriber acquisition	—	(359)	(359)
Cash paid for subscriber leased equipment—upgrade and retention	—	(382)	(382)
Cash paid for satellites	—	(112)	(112)
Other	—	(1)	(1)

Net cash used in investing activities	—	(1,176)	(1,176)

Cash flows from financing activities
Repayment of long-term debt	(5)	—	(5)
Repayment of other long-term obligations	—	(35)	(35)
Excess tax benefit from share-based compensation	—	4	4

Net cash used in financing activities	(5)	(31)	(36)

Net increase in cash and cash equivalents	175	3	178
Cash and cash equivalents at beginning of the period	1,354	2	1,356

Cash and cash equivalents at the end of the period	$1,529	$5	$1,534

Note 8: Subsequent Event

180 Connect

        On July 8, 2008, we acquired 100% of 180 Connect, Inc.'s outstanding common stock and exchangeable shares. Simultaneously, in a separate transaction, UniTek USA, LLC acquired 100% of 180 Connect's cable service operating unit and operations in certain of our installation services markets in exchange for satellite installation operations in certain markets and $7 million in cash. These transactions will provide us with control over a significant portion of our installation and home service network. We paid $98 million in cash for the acquisition, including the equity purchase price, repayment of assumed debt and related transaction costs. We will account for these transactions using the purchase method of accounting.

        We have not authorized any dealer, salesperson, or other person to give any information or represent anything to you other than the information contained in this prospectus or the letter of transmittal. You must not rely on unauthorized information or representations.

        This prospectus and the letter of transmittal do not offer to sell or ask you to buy any securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

        The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct—nor do we imply those things by delivering this prospectus or selling securities to you.

Dealer Prospectus Delivery Obligation

        Until                     , 2008, all dealers that effect transactions in the original notes or the registered notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$1,500,000,000

DIRECTV Holdings LLC
DIRECTV Financing Co., Inc.
OFFER TO EXCHANGE ALL OUTSTANDING
7 5/8% SENIOR NOTES DUE 2016
FOR NEWLY-ISSUED
7 5/8% SENIOR NOTES DUE 2016
That Have Been Registered Under the Securities Act of 1933

PROSPECTUS

                        , 2008

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

  Delaware Corporations

        DIRECTV Financing Co., Inc., DIRECTV Customer Services, Inc., DIRECTV Merchandising, Inc., DIRECTV Programming Holdings I, Inc., and DIRECTV Programming Holdings II, Inc. (the "Delaware Corporations") are each Delaware corporations. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law enables a corporation in its original certificate of incorporation or an amendment to its certificate of incorporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (4) for any transactions from which a director derived an improper personal benefit.

        Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding provided that the director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that the director or officer has no reasonable cause to believe his conduct was unlawful.

        Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding provided that the director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that the director or officer has no reasonable cause to believe his conduct was unlawful.

        Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of the action or suit provided that the director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for the expenses which the Court of Chancery or another court shall deem proper.

        Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue of matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified parry may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against liabilities under Section 145.

         By-law Provisions on Indemnification.    Article V of each of the By-laws of the Delaware Corporations sets forth the extent to which the directors, officers, and employees of the Delaware Corporations may be indemnified by the Delaware Corporations against liabilities which they may incur while serving in such capacity. Article V generally provides that the Delaware Corporations shall indemnify, to the full extent permitted by the law, the directors and officers of the Delaware Corporations (and to such person's heirs, executors, administrators or other legal representatives) who are or were a party to any threatened, pending, or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was the director or officer of the Delaware Corporations, or is or was serving at the request of the Delaware Corporations as a director, officer, employee, fiduciary or member of any other corporation, partnership, joint venture, trust, organization or other enterprise. The Delaware Corporations shall pay the expenses of such directors and officers incurred in defending any proceeding in advance of its final disposition, provided that the director or officer makes an undertaking to repay all amounts advance if it is ultimately determined that the director or officer is not entitled to be indemnified.

        Article V additionally generally provides that the Delaware Corporations may indemnify, to the full extent permitted by the law, every employee who is not a director or officer of the Delaware Corporations (and to such person's heirs, executors, administrators or other legal representatives) under terms similar to the indemnification of officers and directors described in the preceding paragraph. The advancement of expenses of an employee who is not an officer or director shall be made in a manner provided for by the Board of Directors.

        To the extent permitted by the law, the Board of Directors may authorize the purchase and maintenance of insurance to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Delaware Corporations under the provisions of Article V.

        The rights conferred by Article V are not exclusive of any other rights which a person may have or acquire under any statute, provision of the certificate of incorporation, by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

        The above discussion of the By-Laws of the Delaware Corporations and of the DGCL is not intended to be exhaustive and is qualified in its entirety by such By-Laws and the DGCL.

Delaware LLCs

        DIRECTV Holdings LLC, DIRECTV Enterprises, LLC, and DIRECTV Home Services, LLC (the "Delaware LLCs") are each limited liability companies organized under the laws of the State of Delaware. Section 18-108 of the Delaware Limited Liability Company Act, or the DLLC Act, provides that a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to the standards and restrictions, if any, set forth in its limited liability company agreement.

        Section 18 of the limited liability company agreement of DIRECTV Holdings, LLC and Section 20 of the limited liability company agreement of DIRECTV Enterprises, LLC and DIRECTV Home Services, LLC (collectively, the "LLC Agreements") provide that none of the member, any director, any officer or any respective affiliates (each, an "Indemnitee") shall be liable, in damages or otherwise, to the Delaware LLCs or the member for any act or omission performed or omitted to be performed pursuant to authority granted by the LLC Agreements, except if such act or omission results from such Indemnitee's own gross negligence, willful misconduct, criminal conduct, or material breach of the LLC Agreements. Additionally, each Indemnitee shall be entitled to be indemnified and held harmless to the full extent permitted by the law, against all claims, liabilities and expenses of whatever nature (including reasonable attorneys' fees and disbursements), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which an Indemnitee may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the business of the Delaware LLCs, regardless of whether an Indemnitee continues to be an Indemnitee at the time any such liability or expense is paid or incurred, if (i) the Indemnitee acted in good faith and in a manner such Indemnitee reasonably believed to be in, or not opposed to, the interests of the Delaware LLCs, and (ii) the Indemnitee's conduct would entitle him to indemnification. The Delaware LLCs will pay expenses (including reasonable attorneys' fees and disbursements) incurred in defending a proceeding in advance of the final disposition of the proceeding upon receipt of an undertaking by the Indemnitee to repay such amount if a court of competent jurisdiction determines the Indemnitee is not entitled to be indemnified by the Delaware LLCs as authorized in the LLC Agreements. These rights of indemnification are in addition to any rights to which such director or officer may otherwise be entitled by contract or as a matter of law and shall extend to his successors and assigns. The Delaware LLCs may purchase and maintain insurance on behalf of an Indemnitee and other persons against any liability which may be asserted against, or expense which may be incurred by, any such person in connection with activities of the Delaware LLCs.

        The above discussion of the LLC Agreements and of the DLLC Act is not intended to be exhaustive and is qualified in its entirety by the LLC Agreements and the DLLC Act.

California Corporations

        DIRECTV, Inc. and LABC Productions, Inc. ("the California Corporations") are each California Corporations. Section 317 of the General Corporation Law of California ("GCLC") sets forth the provisions pertaining to the indemnification of corporate "agents." For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of the California Corporations, or is or was serving at the request of the California Corporations in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Section 317 mandates the California Corporations' indemnification of agents where the agent's defense is successful on the merits. In other cases, Section 317 allows the California Corporations to indemnify agents for expenses (including amounts paid to defend, settle or otherwise dispose of a threatened or pending action) if the indemnification is authorized by (1) a majority vote of a quorum of the California Corporations' Boards of Directors consisting of directors who are not party to the proceedings; (2) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (3) the court in which the proceeding is or was pending upon application by certain designated parties. Under certain circumstances, the California Corporations can indemnify an agent even when the agent is found liable. Section 317 also allows the California Corporations to advance expenses to their agents for certain actions upon receiving an undertaking by the agent that he or she will reimburse the California Corporations if the agent is found liable.

         By-law Provisions on Indemnification.    Article IV of the By-Laws of DIRECTV, Inc. and Article X of the By-laws of LABC Productions, Inc. set forth the extent to which the directors, officers, and employees of the California Corporations may be indemnified by the California Corporations against liabilities which they may incur while serving in such capacity. Article IV and Article X generally provide that the California Corporations shall indemnify, to the full extent permitted by the law, the directors and officers of the California Corporations against expenses, judgments, fines, settlements and other amounts incurred in any proceeding arising by reason of the fact that any such person is or was a director or officer of the California Corporations. A director or officer includes any person who is serving at the request of the California Corporations as a director or officer of another corporation or enterprise or was a director or officer of a corporation that was a predecessor corporation of the California Corporations or of another enterprise at the request of such predecessor corporation. The California Corporations shall pay the expenses of such directors and officers incurred in defending any proceeding in advance of its final disposition to the maximum extent permitted by law.

        Article IV and X additionally provide that the California Corporations' Boards of Directors may either choose, or refuse, to indemnify or advance expenses to other agents of the corporation, except to the extent that indemnification is mandatory under California General Corporation Law.

        The above discussion of the By-Laws of the California Corporations and of the GCLC is not intended to be exhaustive and is qualified in its entirety by such By-Laws and the GCLC.

California LLCs

        DIRECTV Operations, LLC ("DIRECTV Operations") and LABC Productions, LLC ("LABC LLC") are limited liability companies organized under the laws of the State of California.

        Section 17155 of the California Limited Liability Company Act ("CLLCA") provides that, except for a breach of duty, the articles of organization or written operating agreement of a limited liability company may provide for indemnification of any person, including, without limitation, any manager, member, officer, employee or agent of the limited liability company, against judgments, settlements, penalties, fines or expenses of any kind incurred as a result of acting in that capacity. The CLLCA further provides that a limited liability company shall have power to purchase and maintain insurance on behalf of any manager, member, officer, employee or agent of the limited liability company against any liability asserted against or incurred by the person in that capacity or arising out of the person's status as a manager, member, officer, employee or agent of the limited liability company.

        Section 18 of the limited liability company agreement of each of DIRECTV Operations and LABC LLC (the "LLC Agreements") provides that none of the member, any director, any officer or any respective affiliates (each, an "Indemnitee") shall be liable, in damages or otherwise, to DIRECTV Operations or the member for any act or omission performed or omitted to be performed pursuant to authority granted by the LLC Agreements, except if such act or omission results from such Indemnitee's own gross negligence, willful misconduct, criminal conduct, or material breach of the LLC Agreements. Additionally, each Indemnitee shall be entitled to be indemnified and held harmless to the full extent permitted by the law, against all claims, liabilities and expenses of whatever nature (including reasonable attorneys' fees and disbursements), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which an Indemnitee may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the business of DIRECTV Operations or

LABC LLC, as the case may be, regardless of whether an Indemnitee continues to be an Indemnitee at the time any such liability or expense is paid or incurred, if (i) the Indemnitee acted in good faith and in a manner such Indemnitee reasonably believed to be in, or not opposed to, the interests of DIRECTV Operations or LABC LLC, as the case may be, and (ii) the Indemnitee's conduct would entitle him to indemnification. DIRECTV Operations will pay expenses (including reasonable attorneys' fees and disbursements) incurred in defending a proceeding in advance of the final disposition of the proceeding upon receipt of an undertaking by the Indemnitee to repay such amount if a court of competent jurisdiction determines the Indemnitee is not entitled to be indemnified by DIRECTV Operations as authorized in the applicable LLC Agreement. These rights of indemnification are in addition to any rights to which such director or officer may otherwise be entitled by contract or as a matter of law and shall extend to his successors and assigns. DIRECTV Operations or LABC LLC, as the case may be, may purchase and maintain insurance on behalf of an Indemnitee and other persons against any liability which may be asserted against, or expense which may be incurred by, any such person in connection with activities of DIRECTV Operations or LABC LLC, as the case may be.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrants as disclosed above, the registrants have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.    Exhibits and Financial Statement Schedules.

(a)
Exhibits (Including Those Incorporated By Reference)

Exhibit No.	Description of Exhibit
3.1	Certificate of Formation of DIRECTV Holdings LLC dated as of June 11, 2002 (incorporated by reference to Exhibit 3.1 to the Co-Issuers' Registration Statement on Form S-4 (Registration File No. 333-106529), filed June 26, 2003 (the "2003 Form S-4").
3.2	Certificate of Incorporation of DIRECTV Financing Co., Inc. dated as of February 5, 2003 (incorporated by reference to Exhibit 3.2 to the 2003 Form S-4).
3.3	Articles of Incorporation of DIRECTV, Inc. dated as of July 13, 1992 (incorporated by reference to Exhibit 3.3 to the 2003 Form S-4).
3.4	Certificate of Incorporation of DIRECTV Customer Services, Inc. dated as of April 12, 1999 (incorporated by reference to Exhibit 3.5 to the 2003 Form S-4).
3.5	Certificate of Incorporation of DIRECTV Merchandising, Inc. dated as of January 23, 1995 (incorporated by reference to Exhibit 3.6 to the 2003 Form S-4).
3.6	Certificate of Formation of DIRECTV Enterprises, LLC dated as of July 16, 2002 (incorporated by reference to Exhibit 3.7 to the 2003 Form S-4).
3.7	Limited Liability Company Articles of Organization of DIRECTV Operations, LLC dated as of July 19, 2002 (incorporated by reference to Exhibit 3.8 to the 2003 Form S-4).
3.8	Limited Liability Company Agreement of DIRECTV Holdings LLC dated as of June 11, 2002 (incorporated by reference to Exhibit 3. to the 2003 Form S-4).
3.9	Bylaws of DIRECTV Financing Co., Inc. dated as of February 5, 2003 (incorporated by reference to Exhibit 3.10 to the 2003 Form S-4).
3.10	Bylaws of DIRECTV, Inc. dated as of July 17, 1992 (incorporated by reference to Exhibit 3.11 to the 2003 Form S-4).

Exhibit No.	Description of Exhibit
3.11	Bylaws of DIRECTV Customer Services, Inc. dated as of April 26, 1999 (incorporated by reference to Exhibit 3.13 to the 2003 Form S-4).
3.12	Bylaws of DIRECTV Merchandising, Inc. dated as of January 30, 1995 (incorporated by reference to Exhibit 3.14 to the 2003 Form S-4).
3.13	Limited Liability Company Agreement of DIRECTV Enterprises, LLC dated as of July 16, 2002 (incorporated by reference to Exhibit 3.15 to the 2003 Form S-4).
3.14	Limited Liability Company Operating Agreement of DIRECTV Operations, LLC dated as of October 28, 2002 (incorporated by reference to Exhibit 3.16 to the 2003 Form S-4).
3.15
Certificate of Formation of DIRECTV Home Services, LLC, dated as of June 22, 2004 (incorporated by reference to Exhibit 3.15 to the Co-Issuers' Registration Statement on Form S-4 (Registration File No. 333-127826), filed August 25, 2005 (the "2005 Form S-4").
3.16	Certificate of Incorporation of DIRECTV Programming Holdings I, Inc., dated as of December 27, 2004 (incorporated by reference to Exhibit 3.16 to the 2005 Form S-4).
3.17	Certificate of Incorporation of DIRECTV Programming Holdings II, Inc., dated as of December 27, 2004 (incorporated by reference to Exhibit 3.17 to the 2005 Form S-4).
**3.18	Certificate of Incorporation of LABC Productions, LLC, dated as of June 21, 2005.
3.19	Limited Liability Company Operating Agreement of DIRECTV Home Services, LLC, dated as of June 22, 2004 (incorporated by reference to Exhibit 3.19 to the 2005 Form S-4).
3.20	Bylaws of DIRECTV Programming Holdings I, Inc., dated as of December 28, 2005 (incorporated by reference to Exhibit 3.20 to the 2005 Form S-4).
3.21	Bylaws of DIRECTV Programming Holdings II, Inc., dated as of December 28, 2005 (incorporated by reference to Exhibit 3.21 to the 2005 Form S-4).
**3.22	Limited Liability Company Operating Agreement of LABC Productions, LLC, dated as of June 6, 2005.
4.1
Indenture, dated as of May 14, 2008, by and among DIRECTV Holdings LLC, DIRECTV Financing Co, Inc., the Guarantors signatory thereto and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Co-Issuers, filed on May 16, 2008 (the "May 16 Form 8-K").
4.2	Form of 7 5/8% Senior Notes due 2012 (included in Exhibit 4.1).
4.3
Registration Rights Agreement, dated of May 14, 2008, by and among DIRECTV Holdings LLC, DIRECTV Financing Co., Inc., the Guarantors signatory thereto and the Initial Purchasers named therein (incorporated by reference to Exhibit 10.2 to the May 16 Form 8-K).
*5	Opinion of Weil, Gotshal & Manges LLP.
**12	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
**23.1	Consent of Deloitte & Touche LLP.
*23.2	Consent of Weil, Gotshal & Manges LLP (to be included in Exhibit 5).
24	Powers of Attorney (contained in signature pages).
*25	Form T-1 Statement of Eligibility and Qualification of Trustee.

Exhibit No.	Description of Exhibit
*99.1	Form of Letter of Transmittal.
*99.2	Form of Notice of Guaranteed Delivery.
*99.3	Form of Exchange Agent Agreement.

*
To be filed by amendment.

**
Filed herewith.

Item 22.    Undertakings.

        (a)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrants hereby undertake:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (c)   The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (d)   The undersigned registrants hereby undertake to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in El Segundo, California on this 15th day of September, 2008.

DIRECTV HOLDINGS LLC
By:	/s/ PATRICK T. DOYLE
	Name:	Patrick T. Doyle
	Title:	Senior Vice President and Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry D. Hunter or Keith U. Landenberger or any of them, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, full power and authority to do and perform each and every act and thing required and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them or their substitute or substitutes, could lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities indicated on the 15th day of September, 2008.

Signature	Title	Date

/s/ CHASE CAREY Chase Carey	President, Chief Executive Officer and Director (Principal Executive Officer)	September 15, 2008
/s/ MICHAEL W. PALKOVIC Michael W. Palkovic	Executive Vice President and Director	September 15, 2008
/s/ PATRICK T. DOYLE Patrick T. Doyle	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	September 15, 2008

Signature	Title	Date

/s/ LARRY D. HUNTER Larry D. Hunter	Director	September 15, 2008
/s/ JOHN MURPHY John Murphy	Senior Vice President and Controller (Principal Accounting Officer)	September 15, 2008

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in El Segundo, California, on this 15th day of September, 2008.

DIRECTV FINANCING CO., INC.
By:	/s/ PATRICK T. DOYLE
	Name:	Patrick T. Doyle
	Title:	Executive Vice President and Senior Financial Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry D. Hunter or Keith U. Landenberger or any of them, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, full power and authority to do and perform each and every act and thing required and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them or their substitute or substitutes, could lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities indicated on the 15th day of September, 2008.

Signature	Title	Date

/s/ CHASE CAREY Chase Carey	President, Chief Executive Officer and Director (Principal Executive Officer)	September 15, 2008
/s/ MICHAEL W. PALKOVIC Michael W. Palkovic	Executive Vice President and Director	September 15, 2008
/s/ PATRICK T. DOYLE Patrick T. Doyle	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	September 15, 2008
/s/ LARRY D. HUNTER Larry D. Hunter	Director	September 15, 2008
/s/ JOHN MURPHY John Murphy	Senior Vice President and Controller (Principal Accounting Officer)	September 15, 2008

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in El Segundo, California, on this 15th day of September, 2008.

The Guarantors Listed on Schedule A
By:	/s/ PATRICK T. DOYLE
	Name:	Patrick T. Doyle
	Title:	Senior Vice President and Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry D. Hunter or Keith U. Landenberger or any of them, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, full power and authority to do and perform each and every act and thing required and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them or their substitute or substitutes, could lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities indicated on the 15th day of September, 2008.

Signature	Title	Date

/s/ CHASE CAREY Chase Carey	President, Chief Executive Officer and Director (Principal Executive Officer)	September 15, 2008
/s/ MICHAEL W. PALKOVIC Michael W. Palkovic	Executive Vice President	September 15, 2008
/s/ PATRICK T. DOYLE Patrick T. Doyle	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	September 15, 2008

 SCHEDULE A

DIRECTV ENTERPRISES, LLC
DIRECTV CUSTOMER SERVICES, INC.
DIRECTV MERCHANDISING, INC.
DIRECTV OPERATIONS, LLC
DIRECTV, INC.
DIRECTV HOME SERVICES, LLC
DIRECTV PROGRAMMING HOLDINGS I, INC.
DIRECTV PROGRAMMING HOLDINGS II, INC.
LABC PRODUCTIONS, LLC

QuickLinks

WHERE YOU CAN FIND MORE INFORMATION
MARKET DATA
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
Summary of the Terms of the Exchange Offer
Summary of the Terms of the Registered Notes
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SUMMARY RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNIFICANT EVENTS AFFECTING THE COMPARABILITY OF THE RESULTS OF OPERATIONS
KEY TERMINOLOGY USED IN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
EXECUTIVE OVERVIEW AND OUTLOOK
RESULTS OF OPERATIONS
LIQUIDITY AND CAPITAL RESOURCES
CONTRACTUAL OBLIGATIONS, OFF-BALANCE SHEET ARRANGEMENTS AND CONTINGENCIES
CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
CRITICAL ACCOUNTING ESTIMATES
ACCOUNTING CHANGES AND NEW ACCOUNTING PRONOUNCEMENTS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
BUSINESS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE REGISTERED NOTES
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DIRECTV HOLDINGS LLC CONSOLIDATED STATEMENTS OF OPERATIONS
DIRECTV HOLDINGS LLC CONSOLIDATED BALANCE SHEETS
DIRECTV HOLDINGS LLC CONSOLIDATED STATEMENTS OF CHANGES IN OWNER'S EQUITY
DIRECTV HOLDINGS LLC CONSOLIDATED STATEMENTS OF CASH FLOWS
DIRECTV HOLDINGS LLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SUPPLEMENTARY DATA
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
DIRECTV HOLDINGS LLC CONSOLIDATED BALANCE SHEETS (Unaudited)
DIRECTV HOLDINGS LLC CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
DIRECTV HOLDINGS LLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers.
  Item 21. Exhibits and Financial Statement Schedules.
  Item 22. Undertakings.
SIGNATURES
POWER OF ATTORNEY
SIGNATURES
POWER OF ATTORNEY
SIGNATURES
POWER OF ATTORNEY
SCHEDULE A